06036103

RECD S.E.C.

MAY 1 0 2006

1083

PROCESSED

MAY 15 2006

E

THOMSON
FINANCIAL

HYPERSPACE
COMMUNICATIONS INC
ARIS
P.E,
12-31-05

HYPERSPACE

ANNUAL REPORT

2005

COMPANY PROFILE

HyperSpace Communications, Inc. (AMEX: HCO), through its wholly owned subsidiary MPC Computers, LLC provides enterprise IT hardware solutions to customers in the mid-size business, government and education market segments. The company offers a complete line of standards-based server and storage products, along with PC products and computer peripherals, and backs these products with industry leading service and support. The company has developed deep relationships with major industry partners such as Intel, Microsoft, and HP, and works with these companies to deliver optimum solutions for customers in its key markets.

In addition to its enterprise IT hardware business, the company offers contract manufacturing and distribution service to partners in the PC industry. With its leased state-of-the-art 340,000 square foot manufacturing facility, the company provides a ready infrastructure for the assembly, customization and distribution of PC products.

HyperSpace Communications is located in Englewood, Colorado and MPC Computers is headquartered in Nampa, Idaho. MPC has over 4,000 active customers in addition to its US Federal Government business. The company has over 650 employees.

More information can be found at

www.ehyperspace.com and **www.mpccorp.com**

TO OUR SHAREHOLDERS

m pleased to report our 2005 results and give you a perspective on our strategic planning for 2006 and beyond. 2005 was a year of tremendous change for HyperSpace Communications. In July we acquired MPC Computers, a much larger company in the enterprise IT hardware business, and completely restructured our operations around this acquisition. The MPC acquisition brings us an established business with thousands of customers and a platform from which to grow both organically and through acquisitions.

MPC Computers (formerly known as MicronPC) and its predecessors have been manufacturing PC hardware since 1991, and has shipped over 4 million PCs. Today, MPC focuses on enterprise hardware IT products such as servers, storage and PCs and provides solutions for three distinct market segments: mid-size business, government and education. Its assets include a leased state-of-the-art 340,000 sq. ft. manufacturing facility that is running at less than 15% of its capacity.

2005's financial results reflect the tremendous impact of this acquisition. Net revenues for the first half of the year were $165,000, while net revenues for the second half were over $188 million. This acquisition gives us immediate scale with a business that we hope to grow to build value for our shareholders. MPC is now the sole operating unit of HyperSpace Communications, as we have suspended development and sales activity around our HyperWeb and HyperTunnel software products.

Following the MPC acquisition, we completed a strategic planning process in which we identified a new direction for the company. Our vision is to become an enterprise IT hardware business providing products and services to customers in mid-sized businesses, government agencies and education. This strategy capitalizes on and seeks to expand the growth we are seeing in our server and storage business, and intends to move us away from our traditional reliance on desktop and notebook PCs, which are increasingly viewed as commodity products.

Positioning the company in the server and storage category also enables us to take advantage of industry growth trends. The market research firm IDC estimates that server sales in the US will increase at a CAGR of 9% from 2005-2009 compared to an overall CAGR of only 0.5% for the US PC industry. Moreover, IDC projects that the market for the IP SAN storage products that we offer will grow at a CAGR of 91%. We believe that with increased focus and investment in the server/storage area, we can maintain our positive momentum and growth in sales of these products.

In addition, we are launching a new contract manufacturing business to utilize excess capacity in our manufacturing facility. This new division, called DirectCM, is anticipated to provide custom manufacturing services for PC desktops, notebooks and servers to regional original equipment manufacturers (OEMs), systems integrators, and value-added resellers (VARs). We intend to leverage our manufacturing facility and supply chain expertise to provide economies of scale along with customized solutions to partners in the PC industry. Intel Corporation has agreed to provide us with co-marketing assistance to be determined at Intel's discretion to generate demand for this initiative. This initiative presents the opportunity for incremental growth during 2006 and beyond.

As we look forward to 2006, we have identified the following five strategic imperatives on which to focus:

1. Stabilize Net Revenue At A Level Consistent With That Of 2005

The IT hardware business will continue to be hyper-competitive in 2006, particularly for desktop and notebook PCs. We expect that average system prices and our revenue will decrease for these types of products, but that we will offset this decline with increases in sales of higher-margin server and storage products.

2. Improve Gross Margins

Shifting our product mix toward more server/storage and less desktop/notebook will help improve gross margins. In addition, we have identified gross margin improvement initiatives in our manufacturing and operations processes.

3. Sustain The Revenue Growth Of Our Server And Storage Products

Our server and storage business grew at 40% in 2005 compared to 2004. We need to maintain this growth rate at >40% to continue the momentum for these high-margin products.

4. Raise Additional Financing

We still face significant challenges with our liquidity and need to raise more financing for working capital, R&D investment and potential acquisitions.

5. Successfully Launch DirectCM, Our Contract Manufacturing Initiative

We are very enthusiastic about our new strategy and directions, and are already deeply engaged in driving these initiatives to success in 2006. While we are confident that we have chosen a promising course, we recognize as well that the PC industry is extremely challenging and that our legacy desktop and notebook PC business will be under heavy pressure in 2006. Our task ahead is to stabilize this business while emphasizing the growth vectors in the server/storage product area and in our new contract manufacturing business. We believe we have a plan to get this job done.

Thank you very much for your support.



John P. Yeros
Chairman and CEO

SHAREHOLDER INFORMATION

BOARD OF DIRECTORS:

JOHN P. YEROS *Chairman of the Board, CEO, HyperSpace Communications, Inc.*

DAVID L. GIRARD *COO, CIBER, Inc.*

ERIC D. MURPHY *President of Americas Business Development, Computer Sciences Corporation*

KENT L. SWANSON *Senior Partner, Accenture Ltd. (retired)*

DAVID A. YOUNG *Financial Executive, CFO, Adaptec, Inc. (retired)*

EXECUTIVE OFFICERS:

JOHN P. YEROS *Chairman of the Board, CEO, HyperSpace Communications, Inc.*

MICHAEL S. ADKINS *President, HyperSpace Communications, Inc.*
...esident and CEO, MPC Computers

MARK POUGNET *Chief Financial Officer and Treasurer, HyperSpace Communications, Inc.*

BRIAN HANSEN *Vice President, General Counsel and Secretary, HyperSpace Communications, Inc.*

ADAM LERNER *Executive Vice President, Business Development, MPC Computers*

PAUL PETERSEN *Senior Vice President, Product Marketing and Development, MPC Computers*

JEFF FILLMORE *Senior Vice President, Operations, MPC Computers*

ANNUAL MEETING: HyperSpace will hold its Annual Meeting of Shareholders in Summer 2006 at the ...enver, Colorado offices.

...otice of Annual Meeting, Proxy Statement, and Proxy: Proxy and Annual Meeting information will be mailed ...rior to the meeting to each shareholder. The Proxy materials include information relating to the nominees ...r the Board of Directors and additional information about the company.

SHAREHOLDER RECORDS: Shareholders should contact the transfer agent for HyperSpace Communications, ...c. (See "Transfer Agent" on this page) for information regarding their holdings. Shareholders holding shares ...n street name should contact their individual brokers for information regarding their accounts and ...yperSpace Communications, Inc. shares.

LISTING OF SECURITIES: AMEX Stock Market Symbol: HCO, HCO.WS

TRANSFER AGENT: Computershare Trust Company, Inc., 350 Indiana Street, Suite 800, Golden, CO 80401 ...hone: 303-262-0600 Fax: 303-262-0700

CORPORATE INFORMATION: If you would like to learn more about the company or would like to be ...cluded on the company's investor mailing list, please contact Ross Ely, Vice President, Investor Relations, at: ...yperSpace Communications, 906 E. Karcher Road, Nampa, ID 83687, (208) 893-1560, investor@ehyperspace.com, ...ww.ehyperspace.com

...inted materials, which will be sent free upon request, include the HyperSpace annual report, SEC Forms 10-K ...nd 10-Q, and press release information.

INDEPENDENT ACCOUNTANTS: Ehrhardt Keefe Steiner & Hottman PC, 7979 East Tufts Avenue, Suite 400, ...enver, CO 80237-2843

PRODUCTS

MPC Computers offers a wide range of computing products that can be customized to fit specific customer needs. These products include NetFRAME servers, DataFRAME storage products, ClientPro desktops and TransPort notebook PCs.

SERVERS

The **NetFRAME** family delivers a complete server product line, featuring both rackmount and pedestal form factors. The product line supports industry standards and scales from affordable single-processor products to an enterprise - class quad-processor system.



STORAGE

The **DataFRAME** family of storage systems are IP-based SANs that combine the flexibility of a SAN architecture with the low cost and ease-of-use of Ethernet. Customers are rapidly adopting this technology to gain the benefits of SANs without the drawbacks of Fibre Channel.

NOTEBOOKS



The **TransPort** product line addresses a wide range of business and organizational needs, including powerful performance, portability and flexibility. TransPort offerings range from highly expandable, full-featured desktop replacement models to compact, lightweight "thin and light" models.

DESKTOPS



MPC offers the **ClientPro** line of desktop systems which provide stable and reliable solutions for customers who demand manageable and easy-to-service systems with long lifecycles.

MPC Computers has developed deep relationships with **major industry leaders** such as Intel®, Microsoft®, LeftHand Networks® and HP®, and works with these companies to deliver optimum solutions for customers in its key markets.

MANUFACTURING FACILITY

One of MPC Computers' most valuable assets is its leased 340,000 square foot, ISO 9001-certified manufacturing and distribution facility with the capacity to produce over 1.8 million units per year. This facility provides the ability to customize orders to meet unique requirements for hardware components, software images and shipping logistics. In addition, MPC utilizes a 50,000 square foot supplier-managed logistics center adjacent to the manufacturing facility, as well as distribution hubs and service depots across the country.

MPC Computers and its predecessors have over fifteen years of experience in PC product design, manufacturing, and supply chain management. The company has strong direct relationships with the leading suppliers in the PC industry including Intel, Microsoft, Micron, Samsung, and HP.

The company is launching a new operating division, called **DirectCM**, with the intent to utilize the full capacity of MPC's production facility.

DirectCM intends to provide a ready infrastructure for the assembly, customization and distribution of PC products, as well as the capability to combine economies of scale with customized solutions.



MPC recommends Microsoft® Windows® XP Professional.



(2 Carat) (1 Carat)

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For many, dealing with the larger computer companies has lost its luster. That's why more people are taking a look at MPC–a smaller, more responsive company capable of serving all of your needs brilliantly. Look closely, and you'll see award-winning technology, such as the ClientPro® 414 All-in-One, which features an Intel® Pentium® 4 Processor 521/640 with HT Technology, 100% U.S.-based customer service, and industry-leading response time. Put MPC in your final cut, and see who shines.

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Pentium® 4 HT inside™



ClientPro® 414 All-in-One

- Intel® Pentium® 4 Processor 521 with HT Technology
- Genuine Microsoft® Windows® XP Professional
- 17 or 19-inch TFT SXGA high-resolution LCD
- Up to 2GB DDR2 533 SDRAM
- Advanced Exchange Service
- ATI Mobility Radeon X600 PCI Express Graphics
- Integrated high-definition audio
- IEEE 1394 firewire, USB 2.0 ports

Starting at $1849

mpc COMPUTERS

MPC recommends Microsoft® Windows® XP Professional.



(Ordinary Strawberry)



(The Profumata di Tortona)

Do you measure taste by the size of the strawberry?

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Look closer, and you'll discover that MPC is the Profumata di Tortona of computer companies, with a sweet spot known as personal service. MPC has award-winning products, and dedicated 100% U.S. based customer service with a response time that's the envy of every other strawberry...er, uh, computer company.



ClientPro® 414 All-in-One

- Intel® Pentium® 4 Processor 521 with HT Technology
- Genuine Microsoft® Windows® XP Professional
- 17 or 19-inch TFT SXGA high-resolution LCD
- Up to 2GB DDR2 533 SDRAM
- Advanced Exchange Service
- ATI Mobility Radeon X600 PCI Express Graphics
- Integrated high-definition audio
- IEEE 1394 firewire, USB 2.0 ports

Starting at $1849

PHONE **1(888)815.5068** PHONE **www.mpccorp.com/pcmag519**

mpc COMPUTERS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-KSB

☒ **ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2005

☐ **TRANSITIONAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 0-115404

HYPERSPACE COMMUNICATIONS, INC.

(Name of small business issuer as specified in its charter)

COLORADO	**84-1577562**
(State or other jurisdiction of incorporation or organization)	(IRS Employer identification No.)

116 Inverness Drive East, Englewood, Colorado 80111
(Address of principal executive offices)

(303) 566-6500
(Issuer's telephone number)

Securities registered under Section 12(b) of the Exchange Act:
Common Stock, no par value: **American Stock Exchange**
Warrants to Purchase Common Stock: **American Stock Exchange**

Securities registered under Section 12(g) of the Exchange Act: **None**

Check whether the issuer is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act.
☐

Check whether the issuer: (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act during past 12 months, and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b–2 of the Exchange Act).
Yes ☐ No ☒

State the issuer's revenues for its most recent fiscal year: $187,496,006

As of December 31, 2005, there were 10,859,575 shares of the issuer's no par value Common Stock outstanding and the aggregate market value of the common shares (based upon the average bid and asked prices on such date) of the Registrant held by non-affiliates was approximately $64.07 million.

Transitional Small Business Disclosure Format. Yes ☐ No ☒

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III of this report, to the extent not set forth herein, is incorporated by reference from the registrant's definitive proxy statement relating to the annual meeting of stockholders anticipated to be held in May 2006, which definitive proxy statement will be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year to which this report relates.

Index

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

The statements, other than statements of historical fact, included in this report are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "plan," "seek," or "believe." We believe that the expectations reflected in such forward-looking statements are accurate. However, we cannot assure you that such expectations will occur. Our actual future performance could differ materially from such statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results and events to differ materially. For a detailed discussion of these risks and uncertainties please see the "Risk Factors" section of this Annual Report. These forward-looking statements apply only as of the date of this report; as such, they should not be unduly relied upon for current circumstances. Except as required by law, we are not obligated to release publicly any revisions to these forward-looking statements that might reflect events or circumstances occurring after the date of this report or those that might reflect the occurrence of unanticipated events.

PART I

Item 1. DESCRIPTION OF BUSINESS

Company Overview

We formed in 2001 as a Colorado-based software company and completed an initial public offering in October 2004. In July 2005, we acquired MPC Computers, LLC, or MPC, which is now our wholly owned subsidiary. As a result of the MPC acquisition, the size and nature of our business has changed significantly from the time of our initial public offering.

Following the MPC acquisition, we completed a strategic planning process in which we identified a new direction for the Company. Our vision is to become an enterprise IT hardware business providing products and services to customers in mid-sized businesses, government agencies and education organizations. This strategy seeks to capitalize on the growth we are seeing in our server and storage business, and moves us away from our traditional reliance on desktop and notebook PCs, which our customers increasingly view as commodities.

Successful expansion of our server and storage business would enable us to take advantage of industry growth trends. The market research firm IDC estimates that server sales in the US will increase 12.9% in 2006 compared to an overall growth rate of only 8.3% for the US PC industry. Moreover, IDC projects that the market for the IP SAN storage products that we offer will grow by 142%. Our intent is to increase our focus and investment in the server and storage area in order to maintain our positive momentum and growth in the sales of these products.

In addition to our increased focus on server and storage products, we launched a new division called DirectCM™ ("DCM") to provide custom manufacturing and distribution services for PC desktops, notebooks and servers to regional original equipment manufacturers (OEMs), systems integrators and value-added resellers (VARs). Initially, the services will primarily involve distribution of partially assembled computer systems supplied by original design manufacturers. Additionally, we plan to leverage our excess capacity in our manufacturing facility and supply chain expertise to provide economies of scale along with customized solutions to partners in the PC industry. Our manufacturing facility is currently running at less than 15% utilization, so we have ample capacity to devote to this effort. In early 2006, we entered into an agreement with Intel with respect to our DCM division. Intel will be providing co-marketing assistance to MPC, to be determined in Intel's discretion, with a view toward generating demand for the MPC Products in the United States, through Intel's sales and marketing organizations. We anticipate

that the first products under this Intel agreement will ship in the second quarter of 2006. We believe that this initiative has the potential to provide incremental growth for us during 2006 and beyond. We are currently marketing our DCM services to other technology organizations.

Today, our primary business is providing PC-based products and services to mid-sized businesses, government agencies and education organizations. We manufacture and market ClientPro® desktop PCs, TransPort® notebook PCs, NetFRAME® servers and DataFRAME™ storage products. We also provide hardware-related support services such as installation, technical support, parts replacement, and recycling. We believe that the quality of our service and support differentiates us from our competitors. Gartner Inc. stated in its 2004 Government Desktop Magic Quadrant Report that MPC "had the highest scores for warranty and system management among all the vendors". In addition to PCs, servers, and storage products, we also fulfill our customers' requirements for third party products produced by other vendors, including peripherals and software.

Our products received a number of awards and recognition during 2005:

- MPC Positioned in "Leaders" Quadrant in US Federal Government Desktop PC Gartner "Magic Quadrant" Report
- NASA Outsourcing Desktop Initiative (ODIN) Ranks MPC's ClientPro #1 in Desktop Computing Performance
- MPC's DataFRAME 420 Storage Product Wins "Best Mid-Market Solution Hardware" at Gartner Mid-Size Enterprise Summit
- MPC's TransPort X3100 Notebook Wins "Best New Technology" at FOSE Government trade show

Prior to our acquisition of MPC, our primary products consisted of our HyperWeb™ and HyperTunnel™ software. These software products address real-time application acceleration over wired and wireless networks. Despite investments and efforts before and after our initial public offering, we have been unable to generate meaningful sales of our software products. In addition, we have been unable to establish material partnerships which would lead us to believe that we can generate significant revenues from our software products. MPC has also attempted to sell, and continues to offer, these software products, but there have not been significant sales to date. In November 2005, we decided to suspend further R&D expenditures on these software products, and we do not expect significant sales of these products in the future.

At MPC, we use a build-to-order manufacturing process that we believe is an efficient means to produce customized computing solutions. For example, we currently customize a majority of our product shipments to the public sector by integrating non-standard, customer-specific software or components. This approach enables us to differentiate our products by providing customization and PC-related services that assist our customers' IT departments and reduce the costs of deployment and ongoing maintenance of their computing infrastructures. We believe that these benefits enable our customers to lower the total cost of ownership of their IT investment.

We face significant constraints with regard to liquidity and working capital. In September 2005, we announced our intention to offer, subject to market and other conditions, a new issue of approximately $30 million of 5-year convertible notes in a private placement. However, we were not able to successfully complete the offering, and we are pursuing other alternatives to increase our liquidity. In December 2005 and January and February 2006, holders of warrants issued in connection with the acquisition of MPC, transferred 4,193,267 warrants to various individuals and entities who then exercised those warrants and purchased from HyperSpace an aggregate of 4,193,267 shares of common stock at a price of $3.00 per share, for gross proceeds before expenses and commissions of $12,579,801. The proceeds of the warrant exercise were for working capital and other corporate purposes, and have been utilized mostly to satisfy outstanding obligations to suppliers and creditors. However, the proceeds are not sufficient to fully address our liquidity constraints, and we are continuing to pursue additional financing sources.

On March 28, 2006, we entered into an agreement with Maxim Group, an investment bank, to act as a placement agent in connection with a private placement of up to $25 million of the Company's stock. It is contemplated that the transaction will be a convertible preferred offering including the issuance of warrants. The proceeds will be for general corporate purposes including the payment of certain past due amounts owed to vendors. The agreement does not guaranty that Maxim will raise any amount and the deal terms may differ materially from those currently

contemplated. There is no commitment by Maxim to purchase any shares themselves and there is no assurance that the transaction will be consummated.

Subsequent to the consummation of the merger, we reduced certain overhead expenses in the following areas:

- HyperSpace sales, marketing and customer support as these roles were assumed by MPC;
- HyperSpace development staff as we suspended development of the software products;
- MPC sales management staff, based on lower sales revenues and resulting lower productivity in certain areas;
- MPC operations management, based on lower operating levels and our efficiency initiatives; and
- Other MPC administrative staff.

We believe that these initiatives will result in savings of approximately $5 million in operating expenses on an annualized basis. Company staff has decreased from approximately 800 people at the time of the merger to approximately 680 people today. In conjunction with the staff reductions, the Company incurred severance costs. These initiatives did not contribute materially to the operating results for the year ended December 31, 2005.

In addition, we launched initiatives to improve gross margin beginning in January 2006. We are focusing on returns, freight costs, manufacturing productivity and customer evaluation units as areas of opportunity to improve our gross margins.

We experience seasonality in revenue levels between quarters. Our first fiscal quarter (Jan-Mar) historically has the lowest revenue for the year, with revenues rising in Q2-Q4 as government and education customers buy during their seasonally higher purchasing periods.

Markets

We focus on the federal, state/local government and education markets (collectively called the public sector) and on mid-size enterprise businesses. This focus enables us to tailor our operating model to better support the needs of these customers for customized products, services and programs.

Most of our customers reside within the United States, with greater than 98% of our products and services sold domestically. Additionally, a small percentage of our sales (less than 10%) are generated from direct marketing resellers such as CDW and PC Connection.

Federal: In the federal government market, we sell directly to government agencies and are among the top five IT hardware vendors to the federal government in terms of government spending, according to statistics compiled by the US General Services Administration, or GSA. The federal government in aggregate is one of the largest consumers of IT products and services in the United States.

Most federal IT purchases are made through schedule contracts with the government, such as the GSA, or agency-specific blanket purchase agreements, or BPAs. Our GSA Schedule contract for desktops, notebooks and servers is effective through February 2008 with three five-year extension options held by the GSA. Our GSA Schedule contract for third party peripherals is effective through April 2009.

State/Local Government and Education: The state/local government and education ("SLE") market is comprised of state and local governments as well as educational institutions, both public and private. Educational institutions encompass both elementary education from kindergarten through twelfth grade, along with secondary educational institutions such as colleges, universities and trade and specialty schools. Similar to the federal government, the majority of purchasing within the SLE market is driven by a schedule contract negotiated either individually with specific states or tied to a multi-state contract vehicle similar to the GSA.

In the SLE market, the Western States Contracting Alliance (WSCA) contract has become one of the most important procurement vehicles for state government purchasing. Forty states have indicated the intent to participate in the WSCA purchasing cooperative. We have a WSCA contract that extends through August 2007. WSCA and the other

state-level contracts do not guarantee revenues and our SLE customers may choose not to continue purchasing our products.

In order to expand its penetration in the SLE and mid-size enterprise markets, MPC in 2003 acquired the End User division of Omni Tech Corporation, a PC supplier focused on these markets.

Mid-size Enterprise: While there are several definitions for the "mid-size enterprise" market, we define this market as all private, commercial businesses in the US which have at least 250 employees and less than 5,000 employees.

We believe that mid-size enterprise customers tend to purchase directly from the manufacturer or through an authorized reseller of PC products and peripherals. In our experience, rarely do mid-size enterprise customers utilize formal purchase agreements or contracts and pricing is typically negotiated for each specific purchase. Purchasing decisions are typically centralized within the organization's IT department.

Products

We design, develop, manufacture, market, sell and support a wide range of computing products that are customized to fit our customers' specific needs. These products include server and storage products, desktop PCs, notebook PCs, and third party products such as printers, monitors and software.

Servers: The NetFRAME family delivers a complete server product line, featuring both rack-mount and pedestal form factors. The product line supports industry standards and scales from affordable single-processor products to an enterprise-class quad-processor system.

Storage: The DataFRAME family of storage systems are IP-based SANs that combine the flexibility of a SAN architecture with the low cost and ease-of-use of Ethernet. Customers are rapidly adopting this technology to gain the benefits of SANs without the drawbacks of Fibre Channel.

Desktop Products: We offer the ClientPro® line of desktop systems which provides stable and reliable solutions for customers who demand manageable and easy-to-service systems with long lifecycles.

Notebook Products: The TransPort® product line addresses a wide range of business and organizational needs, including powerful performance, portability and flexibility. TransPort® offerings range from highly expandable, full-featured desktop-replacement models to compact, lightweight "thin and light" models. We have recently introduced wide-screen versions of our notebooks in order to meet customer demand.

Third Party Products: Many customers desire a single point of contact for all of their IT purchases, so we offer a multitude of competitively-priced software and peripheral products from leading manufacturers. Products offered include software, monitors, printers, handhelds, notebook accessories, networking and wireless products, memory, projectors and scanners. We offer products from leading manufacturers including Cisco, EMC, IBM, Hewlett Packard, Lexmark, Sony, Samsung and Microsoft.

Customer Service and Support

Customer service and support, including deployments, warranties and self-maintainer services, is a core element of our value proposition. The cost of maintaining IT hardware is significant for our customers and we believe we can reduce these costs through highly effective service and support. We maintain a customer service call center in Nampa, Idaho.

Deployment Services: Our deployment services are tailored to the needs of our customers. Ranging from custom integration of hard drive images to bundling with third party offerings, our deployment offerings are designed to help customers minimize the lifecycle costs of IT hardware.

Our deployment services consist of:

- Asset tagging and reporting,
- Specialized shipping, storage and delivery,
- Installation and de-installation,
- Data wiping, and
- Equipment recycling.

Our project management personnel work closely with the customer to define deployment timelines, facility access, scheduling of personnel, special considerations and acceptance criteria.

Warranty Support Services: Every product we sell is backed by a warranty covering parts and technical support. Warranties vary in length from one to five years. We provide phone-based technical support 24 hours a day, seven days a week, 365 days a year. In order to provide the highest level of service, all our technical support reps are highly trained and reside in one of our two US-based support centers.

In addition to phone support, we provide on-site support to our customers. Next-business-day on-site service is offered as a standard service with our desktop, server and storage products. Customers may choose from a variety of on-site service options, ranging from no on-site service to a faster on-site service response time as quickly as two hours from dispatch.

Self-Maintainer Services: Customers who prefer to utilize their own IT resources to diagnose problems and fulfill break-fix responsibilities can participate in our Self-Maintainer Program. Through a web interface, customers using this service can quickly view our technical support knowledge database, look up system configurations by serial number, request replacement parts and download system updates. Customers using this service may bypass our technical support if they choose and need not be certified in order to participate.

Product Development

Our product development activities are focused on delivering products that incorporate technologies and features that are important to our customers. Our product development philosophy is comprised of three key tenets:

Customers drive our designs. Our direct model allows us to interact with customers directly as they manage the many challenges within their IT infrastructures. Understanding and designing solutions to address these challenges is critical to a successful design effort. New products are developed specifically to address unique customer requirements and enable us to differentiate our products from the competition.

Product development with industry standard components. Products using non-proprietary, industry-standard components are critical to customers looking to attain the most flexibility during a product's life cycle. Our products are based on industry standards so that customers are not forced to a single fulfillment source for upgrades or parts replacements during the product's lifetime.

Cooperative relationships with key technology companies. We partner with many key technology companies to drive high quality and the latest technologies into our system designs. For our notebook, server and storage lines, we co-develop products with leading original design manufacturers, or ODMs, such as Intel, Samsung and Uniwill. These relationships allow us to leverage the significant research and development investments these companies make in their products, affording us the ability to reduce the overall time and cost required to bring new products and technologies to market.

Sales and Marketing

We have dedicated sales teams selling directly into the public sector and mid-size enterprise markets. Our sales and marketing efforts are driven by the needs, trends and characteristics of our customers. Our direct sales model provides direct and continuous feedback from our customers, thereby allowing us to develop and tailor our products, services and marketing programs for specific customer sectors.

We sell our products through a tightly coordinated field sales and internal telemarketing-based sales model. Field sales personnel are responsible for face-to-face visits with existing customers and new account prospects. Inside sales is responsible for customer support, price quoting and booking orders, as well as expanding the amount of business with existing accounts. Sales personnel are organized by market segment.

We take a tactical, return-on-investment-driven approach to promoting our brand and message. A significant portion of our marketing budget is dedicated to generating leads for the sales force. We purchase market research and prospect lists for our target markets, and use techniques such as trade shows, web-based seminars, white papers and direct mail to acquire new prospects for sales personnel to contact.

Manufacturing

We assemble our desktop, mobile, server and storage products in our leased manufacturing facility located in Nampa, Idaho. We utilize a flexible assembly-line architecture and a proprietary tracking and controls system to support our build-to-order manufacturing model. We also offer customization options including asset management, hard drive imaging and product revision control.

Additionally, we use "just-in-time" supply chain management techniques to control obsolete inventory exposure, while maintaining on-hand product supply to satisfy customer demand. Our supply chain management expertise limits our exposure to the risk of declining inventory values, while enabling us to quickly incorporate new technologies into our products and pass along cost savings to our customers.

Our build-to-order manufacturing process enables us to customize our products to fit customer needs. Customization options for desktop units include motherboards, processors, memory, removable media, hard drives, optical devices, network cards, video cards, controllers and sound components. Mobile computing products and server platforms are customized by installing customer-required options into a base unit that is supplied by an original design manufacturer such as Intel, Samsung or Uniwill. This flexibility allows us to produce a virtually limitless number of unique configurations.

To build our systems, we use a high volume of components, nearly all of which we obtain from outside suppliers. For example, we rely on Intel for processors and motherboards and Microsoft for operating systems and productivity software. We also maintain several single-source supplier relationships primarily to increase our purchasing power with these suppliers. We currently do not have long-term supply contracts with any of our suppliers that would require the supplier to supply products to us for any specific period or in any specific quantities.

In an effort to more fully utilize the capacity of our manufacturing facility, we have decided to launch a new contract manufacturing business. This new division, called DirectCM, will provide custom manufacturing services and distribution for PC desktops, notebooks and servers to regional original equipment manufacturers (OEMs), systems integrators and value-added resellers (VARs). Initially, the services will primarily involve distribution of partially assembled computer systems supplied by original design manufacturers. Additionally, we plan to leverage our excess capacity in our manufacturing facility and supply chain expertise to provide economies of scale along with customized solutions to partners in the PC industry. Our manufacturing facility is currently running at less than 15% utilization, so we have ample capacity to devote to this effort. We anticipate that this initiative may provide incremental growth for us during 2006 and beyond.

Intellectual Property

MPC has obtained US federal trademark registration for the word mark "MPC" and the design mark for the stylized version of its MPC mark. The MPC mark is not currently registered outside the US as we do not believe that the establishment of the MPC mark and logo outside the US is material to our operations. We own registrations and pending registration applications for trademarks and service marks of MPC's product lines and services in the US and in certain foreign countries. Currently, we hold a portfolio of 19 US patents and have one US patent application pending. Our US patents expire in years 2006 through 2021.

We have entered into a variety of intellectual property licensing agreements, including various software licensing agreements. In addition, we have entered into nonexclusive licensing agreements with Microsoft Corporation for various operating system and application software. Once these contracts expire or are terminated, however, there can

be no assurance that we will continue to have access to this licensed intellectual property on appropriate terms and conditionS.

Employees
As of March 1, 2006, we had approximately 680 full-time employees, of which four are based at HyperSpace's offices, approximately 593 of those employees are located at the facility in Nampa, Idaho and the remainder located in small, regional or home offices throughout the US along with one employee located in Taiwan. From time to time, we utilize temporary workers in our manufacturing operations in order to have flexibility to meet seasonal or other fluctuations in demand. These temporary workers are provided by and employed by third party companies.

We believe that our human resources are critical to the success and achievement of our business plan. As a result, hiring and retaining qualified personnel as well as maintaining good employee relations are crucial to our business. We have never experienced a work slowdown or stoppage due to any type of labor difficulties and we strongly support a diverse workforce. None of our employees are represented by a union or covered by a collective bargaining agreement. We believe that the compensation and benefits packages offered to our employees are competitive and that our relations with our employees are good.

Facilities
MPC currently leases approximately 340,700 square feet of office and manufacturing space at 906 E. Karcher Road, Nampa, Idaho, under a lease that expires May 31, 2008. We lease a retail location nearby consisting of 5,000 square feet which expires on April 30, 2006. We lease approximately 13,320 square feet of office space in Waukesha, Wisconsin under a lease that expires June 1, 2006. We also lease other regional sales offices located in Cincinnati, Ohio (3014 square feet which expires March 31, 2006), and Oakbrook, Illinois (1579 square feet which expires January 31, 2008).

Additionally, Hyperspace Communications has its corporate headquarters located at 116 Inverness Drive East, Englewood, CO, consisting of 2,488 square feet under a lease that expires July 31, 2010.

Competition
Competition in the PC industry is highly intense. With many vendors offering highly similar, standards-based products, the market is approaching commodity status, particularly for desktop and notebook PCs. The industry today is characterized by aggressive pricing by large, well-branded competitors. The level of price aggressiveness is intensifying, particularly on the low-priced end of the market. Many of our competitors are larger, better funded and benefit from stronger brand equity in our target markets. Our most significant competitors include Dell, Gateway, Hewlett Packard and Lenovo.

In recent years, we have regularly lowered prices in response to competitive market pressures in order to attempt to maintain market share and to pass through reductions in component pricing. We expect these competitive pressures to continue and that average sale prices in the PC industry will continue to decline.

Although we plan to invest in new server and storage products as described above, there are a number of strong competitors in the server and storage market as well, including Rackable Systems, EMC, and NetApp as well as the traditional PC companies like Hewlett Packard, Dell and IBM.

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the following risk factors, and other information included in or incorporated by reference into this report, including our financial statements and the related notes thereto. Described below are the principal risks that we expect to face, however they are not the only risks we may face. Additional risks and uncertainties that we do not presently know about, or have not yet identified, may also adversely affect our business. Our business, operating results and financial condition could be

seriously harmed and you could lose your entire investment by the occurrence of any of the following risks, or by unforeseen risks not listed below.

Risks Relating to Our Company

Our liquidity and working capital constraints could negatively affect our business and results of operation, or could result in bankruptcy.

Since late 2004, MPC operated with limited borrowing availability under its former credit facility, and, even after MPC entered into a new credit facility with Wachovia Capital Finance Corporation (Western) in July 2005, we continue to operate with limited borrowing availability. Our liquidity under the credit facility depends on the timing of shipment of sales orders, collections of accounts receivable, operating margins obtained on sales, and borrowing availability. The credit facility is a secured, asset-based revolving facility providing for loan advances and standby letters of credit. The availability of funding under the credit facility is determined by a borrowing base calculation based on our eligible receivables and inventory. Payment of all of our accounts receivable passes through lockboxes controlled by the lender, and it releases funds to us on a daily basis only up to the amount of remaining borrowing availability. On a daily basis, we have in recent periods often borrowed at or near the maximum amount available under our credit facility and believe that trend will continue for the foreseeable future, particularly in light of the reduction in our line of credit. Recently, it became necessary to enter into an amendment to the credit facility that, among other things, reduced the maximum credit available under the credit facility.

We are exploring alternatives to increase our liquidity and ability to fund working capital, including the possibility of securing additional liquidity from alternate financing sources. In September 2005, we announced our intention to offer, subject to market and other conditions, a new issue of approximately $30 million of 5-year convertible notes in a private placement. However, we were not able to successfully complete the offering, and we are therefore pursing other alternatives to increase our liquidity. In December 2005, and January and February 2006, holders of warrants issued in connection with the acquisition of MPC transferred such warrants to various other individuals and entities who then exercised those warrants and purchased from us an aggregate of 4,193,267 shares of common stock at a price of $3.00 per share, for gross proceeds before expenses and commissions of $12,579,801. The proceeds of the warrant exercise were for working capital and other corporate purposes, and have been utilized mostly to satisfy outstanding obligations to suppliers and creditors. The proceeds of the warrant exercise are not sufficient to fully address our liquidity constraints, and we are continuing to pursue additional financing sources.

If we are unable to obtain additional liquidity from third party financing sources, it will be difficult for us to reach profitability or execute on our business plan without continued concessions from our creditors, which they may not be willing to provide. Continuing liquidity constraints will negatively affect our business and results of operations. In particular, our liquidity constraints will impact our ability to obtain components from suppliers, our ability to retain customers and customer contracts, our ability to satisfy obligations and to sell additional product, our ability to retain key employees and our ability to fund capital expenditures or execute our business strategies, or could result in bankruptcy. Any additional secured debt funding must be approved by our senior lender (Wachovia) and such approval may not be forthcoming. Additional information on the Wachovia credit facility is contained in the immediately following risk factor.

If we default on our outstanding secured debt, our lender could exercise several remedies and our assets will be subject to foreclosure.

MPC is party to a Loan and Security Agreement, dated July 8, 2005, by and among Wachovia Capital Finance Corporation (Western) ("Wachovia") and MPC, MPC-G, LLC, MPC Solutions Sales, LLC and GTG PC Holdings, LLC as guarantor (as amended, the "Loan Agreement"). HyperSpace is a guarantor of the Loan Agreement. MPC has defaulted on its EBITDA financial covenants in each of the last two fiscal quarters. For the third quarter of 2005, MPC obtained a waiver after a payment of a fee of $150,000.

On March 24, 2006, MPC, MPC-G, LLC, MPC Solutions Sales, LLC and GTG PC Holdings, LLC, and Wachovia have entered into an amendment to the Loan Agreement. Among other things, the Amendment: (1) Reduces the maximum credit under the Loan Agreement from $60,000,000 to $25,000,000; (2) increases the interest rate from one-half percent per annum in excess of the Prime Rate to two and one-half percent in excess of the prime rate; (3)

reduces loan limits for certain categories of inventory; (4) reduces the EBITDA covenant for the first quarter of 2006; (5) increases the amount of the excess reserve from $1 million to $2.5 million; and (6) waives the failure of MPC to meet its EBITDA covenants for the fourth quarter of 2005. The reduction in the maximum credit available under the Loan Agreement, together with the other modifications, will further reduce liquidity available to MPC and will increase our cost of borrowing. Additionally, it is possible that MPC will not satisfy the first quarter 2006 EBITDA covenants established under the Amendment and it is probable that MPC will not satisfy the EBITDA covenant established for the second quarter of 2006.

The Loan Agreement is secured by all of our assets. Given our liquidity constraints, we are at risk of defaulting on repayment or other terms of the credit facility. In the event we default, all of our assets will be subject to foreclosure. Additionally, Wachovia has several additional remedies for default, including increasing the interest rate, acceleration of MPC's payment obligations, and termination of Wachovia's credit commitments. There can be no assurance that Wachovia will grant any waiver for violations of the covenants under the credit facility and no assurance that we will not break additional covenants in the future. If Wachovia forecloses under the credit facility, we may be forced to declare bankruptcy and you will likely lose the entire value of your investment.

We have incurred substantial losses in the past and may incur losses in the future if we do not achieve revenue growth, gross margin improvement or a reduction of operating expenses as a percentage of revenues or a combination of the foregoing. Any future losses could decrease our ability to effectively operate the business, obtain additional liquidity and cause our stock price to decrease significantly.

In 2004 and 2005, as stand-alone entities, HyperSpace incurred net losses of $3.2 million and $7.5 million respectively, and MPC incurred net losses of $6.2 million and $21.0 million. MPC's loss during 2005 was partially the result of an approximately 14% decline in net sales, in part attributable to reduced sales to key federal agencies and lower sales to state, local and education customers, compared to 2004. MPC's gross margin in 2005 has also declined compared to comparable periods in 2004. Our HyperSpace software product line has declined significantly in sales, and we do not expect material sales of these products in the future. Net sales and gross margin may continue to decline. While we have reduced certain operating expenses the reductions may not be sufficient to reach profitability. We will incur losses in the future if we do not achieve revenue growth, gross margin improvement or a reduction of operating expenses or a combination of the foregoing. Future losses raise doubts about our ability to achieve profitability, which could decrease our ability to effectively operate the business, obtain additional liquidity and result in a significant decrease in the price of our securities.

If net sales continue to decline and we are unable to further reduce expenses, we will not have sufficient cash flow and, under those circumstances, we will need additional capital to continue operations and to execute on our business plan. Such additional capital may not be available and you could lose the entire value of your investment.

Sales have declined in 2005 compared to 2004. If net sales continue to decline and we are unable to make further reductions in expenses, we will not be able to fund our operations from cash generated by our business. HyperSpace has principally financed its operations through the private placement of shares of common and preferred stock, debt and an initial public offering in October 2004, and MPC has financed its operations through internally-generated cash and a credit facility, which has limited additional borrowing availability. If we fail to generate sufficient net sales and cash flow to fund operations, our ability to increase sales will be severely limited and we will not be able to operate effectively unless we are able to obtain additional capital through equity or debt financings. Such additional capital may not be available and you could lose the entire value of your investment.

We have had limited success in raising capital to address our liquidity needs in the past and may not be able to successfully raise capital in the future. If we are unable to raise additional funding, we will not be able to effectively operate the business, and you could lose the entire value of your investment.

Historically, we have financed our operations through private placements of equity securities, convertible debt, loans from our founder and other Board members, short-term loans, a line of credit and $7.1 million in net proceeds from our IPO. Under its prior ownership before the merger, MPC made several unsuccessful attempts to raise additional capital to address its liquidity needs. Subsequent to the merger, we have made several attempts to raise additional capital. Except for funds raised though the exercise of warrants in late 2005 and early 2006, these attempts have also been unsuccessful. We may not be successful in future attempts to raise additional capital. If we are not able to raise

additional capital to address our liquidity needs, we will not be able to effectively operate the business and you could lose the entire value of your investment.

Raising additional capital may substantially dilute existing shareholders.
If we are able to raise additional funds through the sale of equity or convertible securities, the financing likely will cause a significant dilution of the ownership percentage of existing shareholders.

We face intense competition from the leading PC manufacturing companies in the world as well as from other hardware and information technology service companies. If we are unable to compete effectively, we may not be able to achieve sufficient market penetration to achieve and sustain profitability.
The PC industry is highly competitive and is characterized by aggressive pricing by several large branded and numerous generic competitors, short product life cycles, declining year-on-year average sale prices for personal computers and price sensitivity by customers. Our most significant PC hardware competitors, Dell, Gateway, Hewlett-Packard, and Lenovo, have substantially greater market presence and greater financial, technical, sales and marketing, manufacturing, distribution and other resources, longer operating histories, greater name recognition and a broader offering of products and services. Competitors for server and storage products include Rackable Systems, EMC and NetApp, which have greater market presence, technical resources and a broader offering of servers and storage products than we do. They also have greater resources to acquire and launch new products and technologies. Many of our competitors who are internationally based or manufacture offshore enjoy lower labor costs. Many of our competitors have greater resources to devote to the development, promotion and sale of products than us and, as a result, are able to offer products and services that provide significant price or other advantages over those offered by us.

We do not attempt to compete on price alone, rather we compete primarily on the basis of:

- customer service, warranty and support;
- features and functionality of our products;
- product customization;
- product performance;
- product quality and reliability; and
- maintaining customer and supplier relationships.

To the extent we are unable to compete successfully in any of the foregoing categories, our revenue and business prospects will be affected adversely. We expect competitive pressures to continue into the foreseeable future, particularly as various competitors have from time to time announced intentions to expand their market share through price reductions. In recent periods, we have lost sales opportunities due to competitors proposing prices at levels that we are unable to match. We expect that average sales prices for PCs will continue to decline. If we continue to reduce PC prices in response to competition, are unable to reduce our overall cost structure at the same rate or greater than our declining average selling prices, or are unable to diversify into higher margin areas such as storage and servers, we will be unable to maintain or improve gross margins which will also affect liquidity and cash flows.

We intend to reduce our historical dependence on desktops and laptops, and shift our efforts to server and storage products, but we have not yet fully implemented this strategy and we may not be successful. We may not reach profitability if we do not meet our sales expectations or if our product mix and service offerings are substantially different than anticipated.
Our realized profit margins vary among our products and services offered and in 2005 our gross margin earned was insufficient to cover all of our operating expenses. We intend to attempt to reduce our historical dependence on desktops and laptops and shift our development and sales efforts toward higher margin server and storage products. We have not yet fully implemented this strategy and we cannot assure you that we will be successful in making the shift or that any such shift will result in higher margins or profitability. If our mix of products and services is substantially different from what we anticipate in any particular period, our earnings could be less than expected. If

we are unable to increase sales of higher margin products, including storage and servers, or if margins continue to decline in the current products we offer, our results of operations and financial condition will be adversely affected.

We have several large customers who represent a significant portion of our net sales. If we were to lose or experience a substantial decline in sales to one or more of these customers, our net sales may decline substantially.

Historically, MPC has derived a substantial portion of its net sales from different agencies within the US federal government, including agencies within the Department of Defense and civilian departments, as well as state and local government and educational customers. For the fiscal year ended December 31, 2005, MPC derived 43% of its net sales from agencies of the federal government. We expect to continue to derive a substantial portion of our net sales from these markets for the foreseeable future. Our sales to these customers may not continue in future periods. In 2005, we experienced declines in sales to most agencies within the US Federal Government compared to 2004.

We are currently working to diversify our customer base by marketing our products to other agencies within the federal government and other customers within the state and local government and educational and new mid-market enterprise markets. We may not be able to achieve a sufficient level of customer diversification to mitigate the risks associated with high customer concentration in the federal government market.

If governmental agencies consolidate their purchasing, we may not be able to sell products to our customers at historic levels, which could have an adverse impact on our financial condition.

While federal agencies have tended to purchase on a decentralized basis, recently several government customers such as the Air Force and the IRS have begun to centralize their purchasing power and aggregate agency-wide PC requirements to award to a single vendor. It is not clear whether this trend will expand to other agencies. Because of the highly competitive nature of large order opportunities, we are sometimes unable to successfully compete for these opportunities while maintaining sufficient gross margins. If consolidation of purchasing by our governmental customers at the agency level continues, it will likely result in lost sales or sales that would not meet our margin expectations

Our contracts with governmental agencies make it difficult to accurately predict our future net sales and government customers may elect not to continue or extend contracts with us. Additionally, some of our historic subcontractors could elect to sell their products directly to the government or utilize other partners.

Our contracts with the federal, state and local governments do not guarantee any level of sales. These contracts merely authorize the sale of our products to various agencies within the government and are characterized as indefinite delivery/indefinite quantity contracts. Accordingly, our customers within the public sector may choose not to continue purchasing our products. The uncertainties related to seasonality of government purchases based on budgetary cycles, future contract performance costs, product life cycles, quantities to be shipped and delivery dates, among other factors, make it difficult to predict the future sales and profits, if any, which may result from such contracts. Our government customers may elect not to continue or extend their contracts with us. In mid to late 2006, we will be re-competing for a contract with our largest customer, the Department of Veterans Affairs, which accounted for approximately 18% of MPC's net sales in fiscal 2005. Sales to the Department of Veterans Affairs would be significantly reduced if we were not re-awarded the contract. Changes in budgetary priorities, modifications, curtailments or terminations, or the failure to renew the Veterans Affairs or other government contracts, may have a material adverse effect on our financial condition or results of operations in the future. The seasonality and the unpredictability of our public sector customers make our quarterly and yearly financial results difficult to predict and subjects them to significant fluctuation. Furthermore, because we are a prime contractor with the US Government, certain other suppliers act as subcontractors and partner with us to sell their products to the customers. We have been slow in paying subcontractors in connection with our sales of their products. As a result, these subcontractors could seek to sell directly to such agencies or utilize other partners. Additionally, some agencies are utilizing Dunn & Bradstreet or similar credit reports in evaluating proposals to obtain or renew contracts, and these reports on us are negatively impacted by our liquidity constraints.

Compliance with government contract provisions is subject to periodic audit, and noncompliance with contract terms could result in contract termination, substantial monetary fines and damages, suspension or debarment

from doing business with the government and other civil or criminal liability. Additionally, government contracts are terminable at the government's convenience or upon default.

Compliance with government contract provisions is subject to periodic audit. Noncompliance with such contract provisions and government procurement regulations could result in termination of our government contracts, substantial monetary fines or damages, suspension or debarment from doing business with the government and civil or criminal liability. During the term of any suspension or debarment by any government agency, we could be prohibited from competing for or being awarded any contract or order. In addition, substantially all of our government contracts are terminable at any time at the government's convenience or upon default. Upon termination of a government contract for default, the government may also seek to recover from the defaulting contractor the increased costs of procuring the specified goods and services from a different contractor.

The estimated cost of providing a product warranty is recorded at the time net sales are recognized, and if actual failure rates exceed the estimates, revisions to the estimated warranty liability would be required and could negatively affect earnings in the period that the adjustments are made.

We provide warranties with the sale of most of our products. The estimated cost of providing the product warranty is recorded at the time net sales is recognized based on its historical experience. Estimated warranty costs are affected by ongoing product failure rates, specific product class failures outside of experience and material usage and service delivery costs incurred in correcting a product failure or in providing customer support. If actual product failure rates, material usage or service delivery costs exceed the estimates, revisions to the estimated warranty liability would be required and could negatively affect earnings in the period the adjustments are made. Actual financial claims for defects may be larger than expected and accrued warranty reserves.

You cannot rely on past results and our future operating results will likely fluctuate.

Our past results do not include the results of MPC and, therefore, our past results should not be relied upon as an indicator of our future performance. MPC's operating results have varied greatly in the past and likely will vary in the future depending upon a number of factors including the successful execution of our new business strategies. Many of these factors are beyond our control. Our net sales, gross margins and operating results may fluctuate significantly due to, among other things:

- shortages and delays in delivery of critical components, including components from foreign suppliers;
- competition;
- ability to timely pay our suppliers;
- business and economic conditions overall and in our markets;
- seasonality in the timing and amount of orders we receive from our customers that may be tied to budgetary cycles, product plans or equipment rollout schedules;
- cancellations or delays of customer product orders, or the loss of a significant customer;
- an increase in operating expenses;
- new product announcements or introductions;
- our ability to develop, introduce and market new products and product enhancements on a timely basis, if at all;
- the sales volume, the timing of component purchases for product assembly, product configuration and mix of products;
- technological changes in the market for our products; and
- reductions in the average selling prices that we are able to charge to our customers due to competition or other factors.

Due to these and other factors, our net sales may not increase or even remain at their current levels. Because a majority of our operating expenses are fixed in the short-term, a small variation in our net sales can cause significant variations in our earnings from quarter to quarter and our operating results may vary significantly in future periods. Therefore, our historical results may not be a reliable indicator of our future performance.

We intend to expand our operations by launching a new division ("DCM") in an effort to grow our business. We will incur costs in doing so and expend a significant amount of our management's time and our efforts may not be successful.

We have launched a direct contract manufacturing and distribution division referred to as DirectCM, or DCM, where we will provide onshore manufacturing and distribution of computer products for OEMs, system integrators and VARs. This will entail entering new markets, developing new product and service offerings and pursuing new customers. We cannot assure you that we will be successful with this initiative. We are financing certain start-up costs of this expansion from our existing business. We expect that our annual operating expenses will increase over the next several years as we expand our organization to support this initiative. Presently, we intend to implement the initiative with current employees, and we will only be able to add more sales and other personnel to the effort if additional financing is obtained. The use of current employees to implement the initiative may not be successful and may strain resources available for other areas of our business. Our failure to timely or efficiently expand operational and financial systems and to implement or maintain effective internal controls and procedures could result in additional operating inefficiencies that could increase our costs and expenses more than we anticipate and could cause us to lose the ability to take advantage of market opportunities, enhance existing products, develop new products, satisfy customer requirements, respond to competitive pressures or otherwise execute our business plan. Additionally, if we do increase our operating expenses in anticipation of the growth of our business and this growth does not meet our expectations, our financial results will be negatively impacted.

Claims that we are infringing upon intellectual property rights of third parties could subject us to significant litigation and licensing expenses, or prevent us from selling ours products. Because of our liquidity constraints, a significant intellectual property claim or litigation could have a material negative impact our business and ability to continue operations or result in bankruptcy.

From time to time, other companies and individuals assert patent, copyright, trademark or intellectual property rights to technologies or marks that are important to the technology industry in general or to our business in particular. MPC is currently in discussions with some such companies and individuals including Intergraph Technologies Corporation, which asserts that it is entitled to royalties in connection with its systems patents. We are in the process of evaluating Intergraph's claims and available defenses. However, Intergraph has advised us that major competitors in the PC industry, including Dell, Gateway, IBM and Hewlett Packard have acquired licenses to the patents. Any litigation or other dispute resolution regarding patents or other intellectual property could be time-consuming and expensive, and divert our management and other key personnel from business operations. In some cases, we may be able to seek indemnification from suppliers of allegedly infringing components, but we cannot assure you that suppliers would agree to provide indemnification or be financially capable of covering potential damages or expenses. The complexity of technology and the uncertainty of intellectual property litigation increase the risks and potential costs associated with intellectual property infringement claims. Additionally, many of our competitors have significantly larger patent portfolios, which may increase the probably that claims will be asserted against us and decrease our ability to defend such claims. Claims of intellectual property infringement might also require us to enter into license agreements with costly royalty obligations, payments for past infringement or other unfavorable terms. If we are unable to obtain royalty or license agreements on terms acceptable to us then we may be subject to significant damages or injunctions against the development and sale of certain products. Because of our liquidity constraints, a significant intellectual property claim or litigation, including a claim or litigation with Intergraph, could have a material impact on our ability to maintain the operations of the business or could result in bankruptcy.

Our business success may be dependent on our ability to obtain licenses to intellectual property developed by others on commercially reasonable and competitive terms.

Our product offerings are dependent upon obtaining patent and other intellectual property rights from third parties. We may not continue to have access to existing or new third party technology for use in our products. It may be necessary in the future to seek or renew licenses relating to various aspects of our products and business methods. However, the necessary licenses may not be available on acceptable terms and obtaining licenses could be costly. If we or our suppliers are unable to obtain such licenses, we may be forced to market products without certain desirable technological features. We could also incur substantial costs to redesign our products around other parties' protected technology. Because of our liquidity constraints, we may not be able to acquire necessary licenses or pay the costs to redesign our products.

We rely primarily on our direct sales force to generate revenues, and may be unable to hire additional qualified sales personnel in a timely manner or retain our existing sales representatives.
To date, we have relied primarily on our direct sales force to sell our products. This sales force has developed close relationships with our customers. We have made certain changes to sales compensation to align it more closely with our financial results which may result in lower overall sales compensation in certain instances. As a result, we could lose certain sales professionals, and we may lose customer relationships maintained by such professionals. The competition for qualified sales personnel in our industry is very intense. If we are unable to retain our existing sales personnel or replace any professionals who leave, we may not be able to maintain or grow or maintain our current level of revenues.

General economic, business or industry conditions may adversely affect our future operating results and financial condition.
Weak economic conditions in the United States may adversely affect our product sales. If general economic and industry conditions deteriorate, customers or potential customers could reduce their technology investments and demand for our products and services could be adversely affected. For example, reductions in state and local budgets as a result of weak economic conditions have adversely affected MPC's sales to many of its customers in the public sector.

Our inability to properly anticipate customer demand or effectively manage our supply chain could result in higher inventory levels that could adversely affect our operating results and our balance sheet.
By distributing products directly to our customers and employing "just-in-time" supply chain management techniques, we have historically been able to avoid the need to maintain high levels of finished goods and component inventory as compared to other manufacturers who do not sell directly to end users and employ just-in-time manufacturing techniques. This has minimized costs and allowed us to respond more quickly to changing customer demands, reducing our exposure to the risk of product obsolescence. However, customer concentration, seasonality within our business and changing demands may all result in our inability to properly anticipate customer demand that could result in excess or insufficient inventory of certain products. In addition, we maintain certain component products in inventory. A decrease in market demand or a decision to increase supply, among other factors, could result in higher finished goods and component inventory levels and a decrease in value of this inventory could have a negative effect on our results of operations and our balance sheet. Further, while we have generally been able to effectively manage our supply chain in the past, we may not be able to continue to do so, which could have a similar adverse effect on our results of operations. Our liquidity constraints make it difficult to effectively employ our "just-in-time" supply chain management techniques because delayed payment to suppliers may result in delayed delivery of components.

We rely on third party suppliers to provide critical components of our products, some of which are available from only one source. If our suppliers were unable to meet our demands or fail to deliver supplies because of our inability to meet payment terms, and alternative sources were not available, we could experience manufacturing interruptions, delays or inefficiencies.
We require a high volume of quality products and components for our product offerings, substantially all of which we obtain from outside suppliers. For example, we rely on Intel for its processors and motherboards and Microsoft for our operating systems and other software on our computer systems. We also procure a number of components from international suppliers, particularly from Asia. This carries potential political and foreign currency risk. We maintain several single-source supplier relationships primarily to increase our purchasing power with these suppliers. If shortages or delays arise, the prices of these components may increase or the components may not be available at all. We may not be able to secure enough components at reasonable prices or of acceptable quality to build new products to meet customer demand, which could adversely affect our business and financial results. We currently do not have long-term supply contracts with any of our suppliers that would require them to supply products to us for any specific period or in any specific quantities, which could result in shortages or delays.

Additionally, there are significant risks associated with our reliance on these third party suppliers, including:

- potential price increases, in particular, those that we may not be able to pass on to our customers;
- inability to achieve price decreases in our component costs;
- inability of suppliers to increase production and achieve acceptable product yields on a timely basis;
- delays caused by work stoppages or other disruptions related to the transport of components;
- reduced control over delivery schedules, including unexpected delays and disruptions;
- reduced control over product quality; and
- changes in credit terms provided to us.

Any of these factors could curtail, delay or impede our ability to deliver our products and meet customer demand.

Due to our limited liquidity, we have extended payment to many of our suppliers beyond normal payment terms. We work diligently with suppliers to address concerns regarding late payments, and generally work to maintain good working relationships with key suppliers. In some instances, suppliers have placed us on credit hold, which has delayed delivery of components to our manufacturing facility while the issues are resolved. We have received notices of default from suppliers including Microsoft, but to date we have cured the defaults within applicable cure periods or otherwise attempted to manage the supplier relationship. We may not be able to continue to do so. If we cannot obtain additional sources of liquidity, late payments to suppliers will recur, jeopardizing relationships and causing suppliers to stop working with us or to sell their products to our customers by other channels. Further, recurring late payments will result in additional credit holds, refusal to deliver components or termination of supply arrangements, any of which will have a material adverse effect on our financial condition or results of operations.

Failure of any portion of our infrastructure at our sole manufacturing facility could have a material adverse effect on our business.

We are highly dependent on our manufacturing infrastructure to achieve our business objectives. If we experience a problem that impairs our manufacturing infrastructure, such as a computer virus, intentional disruption of IT systems by a third party, a work stoppage, or manufacturing failure, including the occurrence of a natural disaster which affects our sole manufacturing facility in Nampa, Idaho, the resulting disruptions could impede our ability to book or process orders, manufacture and ship in a timely manner or otherwise carry on our business in the ordinary course. Any such events could cause us to lose significant customers or net sales and could require us to incur significant expense to eliminate these problems and address related security concerns. Further, because of the seasonality of our business, the potential adverse effect resulting from any such events or any other disruption to our business could be accentuated if it occurs during a disproportionately heavy demand or shipping cycle during any fiscal year period.

Our failure to effectively manage product migration and increasingly short product life cycles may directly affect the demand for our products and our profitability.

Our business model depends on being able to anticipate changing customer demands and effectively manage the migration from one product to another. Our industry is characterized by rapid changes in technology and customer preferences, which result in the frequent introduction of new products, short product life cycles and continual improvement in product price for performance characteristics. Product migrations present some of the greatest challenges and risks for any technology company. We work closely with customers, product and component suppliers and other technology developers to evaluate the latest developments in products. The success of our product introductions depends on many factors including the availability of new products, access to and rights to use proprietary technology, successful quality control and training of sales and support personnel. Furthermore, it is difficult to accurately forecast customer preferences, demands or market trends or transitions. Even if we are successful in developing or transitioning to new or enhanced products or techniques, they may not be accepted by customers or we may not be able to produce them on a timely basis, or at all. Accordingly, if we are unable to effectively manage a product migration, our business and results of operations could be negatively affected.

If defects are discovered in our products after shipment, we could incur additional costs.

Our products may contain undetected defects. Discovery of the defects may occur after shipment, resulting in a loss of or delay in market acceptance, which could reduce our product sales and net sales. In addition, these defects could

result in claims by customers for damages against us. Any damage claim could distract management's attention from operating our business and, if successful, result in significant losses that might not be covered by our insurance. Even if such a claim were to prove unsuccessful, it could cause harm to our reputation and goodwill and could damage our relationship with actual and potential customers.

If we lose the services of one or more members of our executive management team or other key employees, we may not be able to execute our business strategy.

Our future success depends in large part upon the continued service of our executive management team and other key employees. The loss of services of any one or more members of our executive management team or other key employees could seriously harm our business. In recent months we have experienced greater turnover in personnel than we have historically experienced. The inability to quickly replace necessary personnel with qualified employees could harm our business. It is possible that our liquidity constraints, or continued declines in sales, may cause our management and employees to pursue other opportunities.

If we are unable to attract and retain qualified personnel, our ability to develop and successfully market our products could be harmed and our growth could be limited.

We believe that our success depends largely on the talents and efforts of highly skilled individuals. As a result, our future success is dependent on our ability to identify, attract, retain and motivate highly skilled research and development, sales and marketing, finance and customer service and support personnel. Any of our current employees may terminate their employment at any time. The loss of any of our key employees or our inability to attract or retain qualified personnel could delay the development and introduction of, and harm our ability to sell, our products. Competition for hiring individuals with the skills applicable to our business is intense. We may not be able to hire or retain the personnel necessary to execute our business plan.

We have entered into a co-existence agreement with a third party that is using the HyperSpace mark. Confusion about our names could occur which could tarnish our reputation.

We have entered into a co-existence agreement with a third party that is using the HyperSpace mark. However, confusion about our names could occur which could tarnish our reputation and negatively affect our business.

Any acquisitions we make could result in dilution to our existing shareholders and could be difficult to integrate, which could cause difficulties in managing our business, resulting in a decrease the value of your investment.

Evaluating acquisition targets is difficult and acquiring other businesses involves risk. Our completion of the acquisition of other businesses would subject us to a number of risks, including the following:

- difficulty in integrating the acquired operations and retaining acquired personnel;
- limitations on our ability to retain acquired sales and distribution channels and customers;
- diversion of management's attention and disruption of our ongoing business; and
- limitations on our ability to incorporate acquired technology and rights into our product and service offerings and maintain uniform standards, controls, procedures and policies.

Furthermore, we may incur indebtedness or issue equity securities to pay for future acquisitions. The issuance of equity or convertible debt securities would be dilutive to our then existing shareholders.

Risks Relating to Our Merger with MPC

We have a new, combined executive management team that has worked together for less than a year, we may need to employ additional qualified executives and we may lose the services of key personnel.

Our business plan relies heavily on the expertise of key personnel. As a result of the merger with MPC, we have a new, combined executive team that has not worked together in the past. Having executives with new leadership roles in a public company will be challenging and critical to our success. In addition, we may need to employ new

executives as part of the management team as we execute on new business strategies. Recruiting of such executives is time consuming, expensive and integration is often difficult. Furthermore, given uncertainty around a significant merger such as the one with MPC, we are susceptible to having one or more members of our executive team leave the company and we would face challenges in replacing them.

MPC's restatement of financial statements may indicate the existence of a material weakness in our internal controls.

As disclosed in its audited financial statements for the fiscal year ended 2004, MPC restated its 2003, 2002 and prior year financial statements. Such a restatement may be indicative of material weaknesses in internal controls. Since MPC was a privately- held company, it had not been required to complete, and has not completed, all the requirements of the Sarbanes-Oxley Act, including a review and analysis of its internal control environment. We are required to commence such steps, and have begun to expend time and resources in making MPC compliant with the relevant provisions of the Sarbanes-Oxley Act, including taking the necessary steps to correct any material weaknesses in internal controls, especially those over financial reporting. This process is not yet complete, and may not be complete within one year after the acquisition. Furthermore, until such time as any material weaknesses are remedied, we, as MPC's parent, may be susceptible to restatements of our financial statements.

We incur significant costs as a result of being a public company, which costs will increase in the combined company, making it more difficult for us to achieve profitability.

As a public company, we incur significant legal, accounting, compliance, board of directors, reporting, record keeping and other expenses. Rules and regulations of the Securities and Exchange Commission and the Sarbanes-Oxley Act and the American Stock Exchange requirements significantly increase our general and administrative expenses and make some activities more time-consuming and costly. As a result of the merger with MPC, we are a much larger company and our internal systems and controls are far more complicated, which will make the costs we incur as a result of being a public company even higher. These rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers.

Risks Relating To Our Securities

An active trading market for our securities has not developed and the prices of our securities may be volatile.

An active sustained trading market for our securities has not yet developed. We do not have any analyst coverage of our securities or any commitments to provide research coverage. Our stock price has been volatile since our initial public offering and we have recently completed a substantial acquisition of a company that was privately held. The price at which our securities trade is likely to be highly volatile and may fluctuate substantially due to a number of factors including, but not limited to, those discussed in the other risk factors described above and the following:

- the market perception and reaction to our merger with MPC;
- volatility in stock market prices and volumes, which is particularly common among smaller capitalized companies;
- lack of research coverage for companies with small public floats;
- failure to achieve sustainable financial performance;
- actual or anticipated fluctuations in our operating results;
- announcements of technological innovations by us or others;
- entry of new or more powerful competitors into our markets or consolidation of existing competitors to create larger, more formidable competitors;
- terrorist attacks either in the US or abroad;
- general stock market conditions; and
- the general state of the US and world economies.

Any future sales of our common stock may depress the prices of our securities and negatively affect the value of your investment.

Sales of a substantial number of shares of our common stock into the public market, or the perception that these sales could occur, could adversely affect the prices of our securities or could impair our ability to obtain capital through an offering of equity securities.

Certain lock-up agreements with our officers and directors expired in January 2006. As a result, these shareholders may be able to sell some or all of these securities. These sales could depress our stock price.

If any of the holders of our common stock opt to sell large blocks of our common stock into the public market, it could depress the price of our securities and make it difficult for us to raise capital through an offering of equity securities. In addition, if a significant number of the holders of our public warrants exercise their warrants and re-sell the underlying shares of our common stock in a relatively short period of time, the sale of those shares could depress the market price for our common stock.

HyperSpace is currently anticipating filing a S-3 Registration Statement with respect to certain of its unregistered shares. If the holders of newly registered shares elect to sell such shares, our stock price could be negatively impacted.

We do not intend to pay dividends and you may not experience a return on investment without selling your securities.

We have never declared or paid, nor do we intend in the foreseeable future to declare or pay, any cash dividends on our common stock. Since we intend to retain all future earnings to finance the operation and growth of our business, you will likely need to sell your securities in order to realize a return on your investment, if any.

Our amended and restated articles of incorporation and bylaws contain provisions that could delay or prevent a change in control even if the change in control would be beneficial to our shareholders.

Our amended and restated articles of incorporation and bylaws contain provisions that could delay or prevent a change in control of our company, even one beneficial to our shareholders. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. Among other things, these provisions:

- authorize the issuance of preferred stock that can be created and issued by the board of directors without prior shareholder approval and deter or prevent a takeover attempt;
- prohibit shareholder action by written consent, thereby requiring all shareholder actions to be taken at a meeting of our shareholders;
- prohibit cumulative voting in the election of directors, which would otherwise allow less than a majority of shareholders to elect director candidates;
- provide that our board of directors is divided into three classes, each serving three-year terms; and
- establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by shareholders at shareholder meetings.

Item 2. DESCRIPTION OF PROPERTY

We do not currently own any real estate. MPC currently leases approximately 340,700 square feet of office and manufacturing space at 906 E. Karcher Road, Nampa, Idaho, under a lease that expires May 31, 2008. We have a leased retail location nearby consisting of 5,000 square feet which expires on April 30, 2006. We lease approximately 13,320 square feet of office space in Waukesha, Wisconsin under a lease that expires June 1, 2006.

We lease other regional sales offices located in Cincinnati, Ohio (3014 square feet which expires March 31, 2006), and Oakbrook, Illinois (1579 square feet which expires January 31, 2008).

We also lease our corporate headquarters, which is located at 116 Inverness Drive East, Englewood, Colorado, consisting of 2,488 square feet under a lease that expires July 31, 2010.

Item 3. LEGAL PROCEEDINGS

Omni Tech Acquisition

MPC was previously involved in litigation in the Eastern District of Wisconsin. The suit involved a dispute with regards to a post-closing purchase price adjustment in connection with the purchase by MPC's subsidiary, MPC Solutions Sales, LLC, of certain assets from Omni Tech Corporation in August 2003. Omni Tech had demanded a payment of $2.7 million as part of the post closing purchase price adjustment provision under the purchase agreement. Omni Tech also expected to receive payment of a $2 million promissory note issued in connection with the acquisition and due in August 2006. MPC believed that it was entitled to an adjustment in its favor under the post-closing purchase price adjustment provision of the purchase agreement. In March 2006, we reached an agreement with Omni Tech to settle the dispute, including satisfaction of the promissory note, by payment to Omni Tech of $240,000.

Phillip Adams & Associates, LLC

On June 7, 2005, MPC was served with a first amended complaint in a lawsuit filed in the federal district court for the district of Utah, alleging infringement of certain patents, relating to floppy disk controllers, owned by Phillip Adams & Associates, LLC. MPC is investigating the matter and is identifying component suppliers so that it may prepare and tender indemnification demands. Because the case is in its early stages, MPC is not able to determine the financial impact, if any, arising from an adverse result in the matter.

Other Matters

The Company is involved in other various other legal proceedings from time to time in the ordinary course of its business. The Company investigates these claims as they arise. The Company is not currently subject to any other legal proceedings that the Company believes would have a material impact on its business. However, due to the inherent uncertainties of the judicial process, the Company is unable to predict the ultimate outcome or financial exposure, if any, with respect to these matters. While the Company intends to vigorously defend these claims and believes the Company has meritorious defenses available to it, there can be no assurance the Company will prevail in these matters. If any of these claims is not resolved in the Company's favor, it could have a material adverse effect on the Company's business, financial condition and results of operations

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

There were no matters submitted to a vote of security holders during the fourth quarter of the year ended December 31, 2005.

PART II

Item 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Our common stock and warrants to purchase common stock are listed on the American Stock Exchange ("AMEX") under the symbol HCO and HCO.WS, respectively. The approximate number of holders of record of our common stock on March 28, 2006 was 146.

The following table sets forth, for the periods indicated, the high and low sales prices per share for the common stock as reported by AMEX.

	High	Low
2005		
First Quarter	$ 4.50	$ 1.21
Second Quarter	$ 5.25	$ 2.20
Third Quarter	$ 8.49	$ 4.70
Fourth Quarter	$ 6.55	$ 5.20

Dividends: Except for dividends accrued on our Series A Preferred Stock (which were never declared or paid), all of which were converted to Common Stock immediately prior to our IPO, we have never declared or paid dividends on our capital stock. We currently intend to retain future earnings, if any, for use in our business, and, therefore, we do not anticipate declaring or paying any dividends in the foreseeable future. Payments of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion.

Securities Authorized for Issuance under Equity Compensation Plans:

We currently maintain two compensation plans that provide for the issuance of our Common Stock to officers and other employees, directors and consultants. These consist of the HyperSpace 2001 Equity Incentive Plan and the HyperSpace 2004 Equity Incentive Plan, each of which have been approved by our shareholders. The following table sets forth information regarding outstanding options and shares reserved for future issuance under the foregoing plans as of December 31, 2005:

Equity Compensation Plan Information
(December 31, 2005)

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants, RSU's and rights	(b) Weighted-average exercise price of outstanding options, warrants, RSU's and rights	(c) Number of securities remaining available for future issuance under equity compensation plans excluding securities reflected in column (a)
Equity compensation plans approved by shareholders:			
2001 Equity Incentive Plan	593,002	$ 3.42	32,761
2004 Equity Incentive Plan	1,325,290	$ 6.15	3,674,710
Equity compensation plans not approved by shareholders	-		
Total	1,918,292	$ 5.31	3,707,471

Item 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our financial statements and related notes thereto included elsewhere in this document and is qualified in its entirety by reference to such financial statements. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors included in the risks discussed in "Risk Factors".

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

The statements, other than statements of historical fact, included in this report are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "plan," "seek," or "believe." We believe that the expectations reflected in such forward-looking statements are accurate. However, we cannot be assured that such expectations will occur. Our actual future performance could differ materially from such statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results and events to differ materially. These forward-looking statements apply only as of the date of this report; as such, they should not be unduly relied upon for current circumstances. Except as required by law, we are not obligated to release publicly any revisions to these forward-looking statements that might reflect events or circumstances occurring after the date of this report or those that might reflect the occurrence of unanticipated events.

EXECUTIVE SUMMARY

We were formed in 2001 as a Colorado-based network acceleration software company and completed an initial public offering in October 2004. Our software business generated negligible revenues in 2005. In July 2005, we acquired MPC Computers, LLC, or MPC, which is now our wholly owned subsidiary and our only significant line of business. We still offer our network acceleration software for sale, and have ongoing maintenance support

contracts with customers, but we are no longer involved in developing that software. Due to lack of sales, we suspended new development in the network acceleration software products in October 2005. As a result of the MPC acquisition, the size and nature of our business has changed significantly from the time of our initial public offering. All discussion in this section will cover our ownership of MPC as our only current business.

Current Business

Today, our primary business is providing PC-based products and services to mid-sized businesses, government agencies and education organizations. We manufacture and market ClientPro® desktop PCs, TransPort® notebook PCs, NetFRAME® servers and DataFRAME™ storage products. We also provide hardware-related support services such as installation, technical support, parts replacement, and recycling. In addition to PCs, servers, and storage products, we also fulfill our customers' requirements for third party products produced by other vendors, including printers, monitors and software.

We focus primarily on three distinct market segments: federal government, state/local government & education ("SLE"), and mid-size enterprise commercial. This focus enables us to tailor our operating model to better support the needs of these customers for customized products, services and programs. Within the federal government market, we sell directly to government agencies and are among the top five IT hardware manufacturers in terms of government spending, according to statistics compiled by the US General Services Administration, or GSA. We also sell directly to mid-size enterprise commercial customers, state/local government customers and education customers.

We use a build-to-order manufacturing process that we believe is an efficient means to provide customized computing solutions.

Strategic Plans

Following the MPC acquisition, we completed a strategic planning process in which we identified a new direction for the company. The desktop and notebook market is intensely competitive and those products are increasingly seen as commodities by customers. Our vision is to become an enterprise IT hardware business providing products and services to customers in mid-sized businesses, government agencies and education. This strategy seeks to capitalize on the growth in our server and storage business, and moves us away from our traditional reliance on desktop and notebook PCs, which our customers increasingly view as commodities. During 2005, we achieved a growth rate of approximately 40% in server and storage products compared to 2004. However, server and storage products presently constitute a small portion of our revenue.

In addition, we are launching a new division called DirectCM ("DCM") to provide custom manufacturing and distribution services of PC desktops, notebooks and servers to regional original equipment manufacturers (OEMs), systems integrators, and value-added resellers (VARs). Initially, the services will primarily involve distribution of partially assembled computer systems supplied by original design manufacturers. Additionally, we intend to leverage our manufacturing facility and supply chain expertise to provide economies of scale along with customized solutions to partners in the PC industry. We believe that this initiative may provide the opportunity for incremental growth for us during 2006 and beyond.

Liquidity and Working Capital

We face significant constraints with regard to liquidity and working capital. In September 2005, we announced our intention to offer, subject to market and other conditions, a new issue of approximately $30 million of 5-year convertible notes in a private placement. We were not able to complete the offering. However, in December 2005 and January and February 2006, holders of certain HyperSpace warrants issued in connection with the acquisition of MPC transferred those warrants to various individuals and entities who then exercised those warrants and purchased from us an aggregate of 4,193,267 shares of common stock at a price of $3.00 per share, for gross proceeds before expenses and commissions of approximately $12.6 million. The proceeds of the warrant exercise were for working capital and other corporate purposes, and have been utilized principally to satisfy outstanding obligations to suppliers and creditors. The proceeds from exercise of the warrants are not sufficient to fully address our liquidity constraints, and we are continuing to pursue additional financing sources. Unless we secure additional financing, our

business will continue to operate under delayed payment terms to suppliers. Should we be unable to secure additional financing in the short-term, it is possible that we will be forced to seek bankruptcy protection and it is unlikely that we would be able to successfully reorganize the business.

Post-Merger Expense Reduction Initiatives
Subsequent to consummation of the merger, we reduced certain overhead expenses during 2005. These were comprised mostly of personnel reductions in the following areas:

- HyperSpace sales, marketing and customer support staff as those roles were assumed by MPC;
- HyperSpace development staff as we suspended development of the network acceleration software product;
- MPC sales management staff reflective of lower revenues vs. 2004 and sales personnel in areas that were not adequately producing results and which were not part of future growth plans;
- MPC operations management reflective of lower operating levels; and
- Other MPC administrative staff as a result of efficiency and process improvement initiatives or which were duplicative of the management provided by HyperSpace.

We believe that these initiatives result in a reduction of approximately $5 million in operating expenses on an annualized basis. In conjunction with the staff reductions, the Company incurred severance costs. These initiatives did not contribute materially to the operating results for the year-ended December 31, 2005.

In January 2006, we launched initiatives to improve our gross margin. We have focused on sales returns, freight costs, manufacturing productivity and customer giveaways as areas of opportunity to improve our gross margins.

FUTURE FOCUS

We expect to focus on:

- Increasing the liquidity into our business and improving our balance sheet;
- Improving our gross margins;
- Continuing to make our operations more cost efficient;
- Capitalizing on our growth in higher margin products like servers and storage and investing resources to diversify away from our traditional reliance on desktops and laptops;
- Seeking ways to sell and distribute our products more effectively;
- Penetrating segments of the US Federal Government where we have historically not made significant sales;
- Increasing our capacity utilization by expanding our new DCM division; and
- Continuing to increase our sales into the mid-size enterprise market which typically has higher margins.

RESULTS OF OPERATIONS

The Company uses "EBITDA", earnings before interest, taxes, depreciation and amortization, after adjusting for non-cash stock awards issued pursuant to the merger, as a financial measurement. This is not a GAAP measurement. EBITDA after adjusting for non-cash stock awards issued pursuant to the merger is derived by adding back the following to GAAP net loss: Net Interest expenses, Depreciation and Amortization, Impairment of Intangibles and the non-cash expense of stock awards issued pursuant to the merger. This non-GAAP measurement is provided as supplementary information and is not an alternative to GAAP. Some investors may use EBITDA to supplement their analysis of our results of operations.

The following tables show our results of operations for the fiscal years ended December 31, 2005 and 2004 on a pro-forma basis assuming the merger with MPC occurred on January 1, 2004. We believe that this results in a more meaningful comparison of results between the years.

Statement of Operations for the years ended December 31,

	2005		2004	% Change
Net Sales	$	366,603,026	$	428,474,293	-14.40%
Cost of Goods Sold	$	324,898,084	$	371,674,136	-12.60%
Gross Margin	$	41,704,942	$	56,800,157	-26.60%
Gross Margin %		11.40%		13.30%	
Operating Expenses					
Research & Development	$	4,994,875	$	5,813,834	-14.10%
Selling, General & Administrative	$	49,260,479	$	51,097,969	-3.60%
Related party management fees	$	-	$	3,958,328	-100.00%
Depreciation & Amortization	$	4,078,587	$	2,427,601	68.00%
Total Operating Expenses	$	58,333,941	$	63,297,732	-7.80%
Operating expenses as a % of Revenue		15.90%		14.80%	
Operating Loss	$	(16,628,999)	$	(6,497,575)	155.90%
Other (Income)/Expense					
Interest Expense, net	$	6,452,479	$	3,234,987	99.50%
Merger related Stock Compensation	$	5,467,376	$	-	-
Other Expense	$	(50,374)	$	(435,900)	-88.40%
Total Other (Income)/Expense	$	11,869,481	$	2,799,087	324.00%
Net Loss	$	(28,498,480)	$	(9,296,662)	206.50%
Preferred Dividends	$	-	$	72,489	-100.00%
Net Loss attributable to Common Shareholders	$	(28,498,480)	$	(9,369,151)	204.20%
EBITDA	$	(12,550,412)	$	(4,069,974)	208.40%
EBITDA % of sales		-3.40%		-0.90%	
Reconciliation of Net Income (Loss) to EBITDA:					
Net Income (Loss)					
Interest (Income)/Expense	$	6,452,479	$	3,234,987	
Merger Related Stock Comp Exp	$	5,467,376	$	-	
Other (Income)/Expense	$	(50,374)	$	(435,900)	
Depreciation & Amortization	$	4,078,587	$	2,427,601	
Preferred Dividends	$	-	$	72,489	
EBITDA	$	(12,550,412)	$	(4,069,974)	

Fiscal 2005 compared to fiscal 2004:

Revenues

Net revenue for 2005 was approximately $367 million, a decrease of 14.4% compared to 2004. This decline was due primarily to lower revenues in our public sector business, as sales to the federal government decreased 25.7% in 2005 compared to 2004 and sales to SLE customers decreased 10.2%. These declines were partially offset by an increase in sales to mid-size enterprise commercial customers, which increased by 3.1% in 2005 compared to 2004. Sales to mid-sized enterprise customers rose as a percentage of total sales from 26.5% to 31.9%.

Our competitors generally have larger operations than we do. In addition, we believe that our competitors generally have stronger financial positions. We believe these factors result in our competitors being able to procure raw materials at prices lower than us. These factors, along with our low manufacturing facility capacity utilization, results in our competitors having a greater ability to reduce selling prices in highly competitive bidding situations. During 2005, we experienced a number of situations where sales opportunities were lost was a result of lower prices offered by our competitors that we were unable to match.

The decline in federal government sales resulted from lower sales to several large federal agencies, which purchased lower volumes of IT equipment compared to 2004 due to budgetary constraints and in the case of two government agencies, unusually large sales in 2004. In the SLE markets, MPC chose not to participate in certain business opportunities where the sales prices would have resulted in unacceptable margins. We expect that because of competitive pressures and decreased average sales prices, net sales to federal and SLE customers may continue to decline.

From a product perspective, desktop sales declined 21.3% and sales of third-party products declined 12.2% in 2005 compared to 2004. Desktop sales made up 46.7% of all sales in 2005 down from 50.8% in 2004. The decline in third-party product sales is directly related to reduced sales to the federal government. Our largest customer, the US Department of Veterans Affairs, purchases large volumes of third-party products, so the decline in sales to this customer resulted in lower third-party sales for MPC. These declines were partially offset by a 40% increase in sales of our server and storage products in 2005 compared to 2004. However, the current size of our desktop business relative to our server and storage business contributed significantly to the overall decline in sales.

The decline in desktop sales, along with the 8.3% decline in notebook sales in 2005 compared to 2004, reflects the industry trend for these types of products to be viewed increasingly as commodities by our customers so that acquisition price becomes the primary purchase criteria. We expect that our desktop and notebook sales may continue to decline. To address this trend, we have identified a strategic initiative to reduce our dependence on sales from desktop and notebook PCs and to focus instead on server and storage products which currently have higher growth rates and margins.

As of December 31, 2005, MPC had approximately $21.7 million in backlog orders relating to purchase orders received, but product not yet shipped and recognized. On December 31, 2004, MPC had $27.1 million in such backlog orders.

Gross Profit Margin

As a percentage of net sales, gross profit margin decreased to 11.4% for 2005 compared to 13.3% in 2004. This decline is due primarily to a reduction in the number of units sold. Net unit sales were down 20% from 2004 to 2005. Certain components of cost of goods sold are fixed and therefore add a greater proportionate cost at lower revenue levels.

In addition, the gross profit margin for desktop products decreased from 14.9% in 2004 to 12.4% in 2005, while gross profit margin for notebooks dropped from 16% in 2004 to 13.2% in 2005. We experienced declines in gross

margins on our third party software and parts sales from 8.6% to 7.3%. These declines were primarily the result of intense competition and declining average selling prices for these categories of products. The declines were partially offset by a 2.1% increase in gross profit margins for our server and storage product line to 19.1%.

We believe that our liquidity position, including delayed vendor and creditor payments, has affected our ability to negotiate attractive prices for components, which has also contributed to the decline in gross profit. The actual impact of our liquidity position on gross profit is not possible to quantify. Gross margins were also negatively impacted by increased freight costs caused by fuel surcharges added by carriers.

Research & Development Expenses

Research and development expenses decreased by approximately $800,000 or 14.1%. This reduction was driven primarily in lower tooling cost for both notebook and desktop product lines. As a percentage of net sales, research and development expenses remained flat at 1.4% during both years.

Selling, General and Administrative expenses

Selling, general and administrative expenses decreased in 2005 by approximately $1.9 million, or 3.6%, compared to 2004. These reductions are primarily a result of efficiency initiatives previously discussed, lower sales compensation on reduced sales, the elimination of redundant headcount and the elimination of a management fee paid to MPC's former owner prior to the merger with HyperSpace.

As a percentage of net sales, however, selling, general and administrative expenses increased from 11.9% in 2004 to 13.4% in 2005. This increase is the result of lower net sales in 2005 compared to 2004.

Interest Expense

The interest expense is comprised of approximately $107,000 paid in cash to certain convertible noteholders, $3.3 million in imputed/non-cash interest recorded in the issuance of warrants primarily in connection with the merger, $3.1 million in interest paid by MPC on its line of credit, capital leases and late charges from vendors/suppliers, offset by approximately $80,000 in interest income. In 2004, the interest expense comprised mostly of imputed/non-cash interest recorded on warrants issued and interest on convertible debt. The increase in 2005 compared to 2004 is mostly attributable to the issuance of warrants in connection with the merger with MPC and the interest on MPC's line of credit.

Merger Related Stock Compensation

Merger related stock compensation represents a non-cash expense for restricted stock units granted to MPC management as part of the merger. We expense the cost of restricted stock units as they vest using the value of the common stock on the vesting date multiplied by the number of units which vest.

Income taxes

We make no provision for income taxes because, since inception, we have not been profitable. We have a net operating loss carry-forward available to offset future federal and state income tax expenses to an amount that approximates our accumulated deficits. Our net operating loss carry-forward will expire in varying amounts from 2021 to 2023. The utilization of the net operating loss carry-forward as an offset to future taxable income is subject to the limitations under US federal income tax laws. One such limitation is imposed where there is a greater than 50% change in ownership of our company.

MPC was not required to provide for income tax expense prior to December 31, 2004 because it had elected to be taxed as a partnership. Beginning January 1, 2005, MPC became required to record income tax expense. No expense was recorded in 2005 because of the losses on operations. Effective December 31, 2004, GTG PC Holdings, LLC

(MPC's immediate parent) will be taxed as a C corporation and as such will be subject to federal and state income tax in future periods.

Off Balance Sheet Transactions
We have no off balance sheet transactions.

Guarantees
During our normal course of business, we have made certain indemnities, commitments and guarantees under which we may be required to make payments in relation to certain transactions. These include (i) intellectual property indemnities to customers and licensees in connection with the use, sale and/or license of our products, (ii) indemnities to lessors in connection with our facility leases for certain claims arising from such facilities or leases, (iii) indemnities to vendors and service providers pertaining to claims based on our negligence or willful misconduct, (iv) indemnities involving the accuracy of representations in certain contracts, and (v) guarantees to certain vendors and creditors for balances owed. The duration of these indemnities and commitments in certain cases may be indefinite. The majority of these indemnities and commitments do not provide for any limitation of the maximum potential for future payments we could be obligated to make. We have not recorded any liability for these indemnities and commitments in the accompanying consolidated financial statements.

Under our articles of incorporation, we have agreed to indemnify our officers and directors in connection with activities on our behalf. The maximum potential amount of future payments we could be required to make under these indemnification agreements is unlimited. However, we have directors and officers' liability insurance policies that limit exposure and enable us to recover a portion of any future amounts paid. As a result of our insurance policy coverage, we believe the estimated fair value of these indemnification agreements is minimal and have not recorded any liability for these agreements as of December 31, 2005. We have also entered into indemnification agreements with our directors and certain officers.

Corporate Group and Segment Information
We are not, and never have been, part of any corporate group. Our segment information is contained in the footnotes to our financial statements contained elsewhere in this report.

New Accounting Pronouncements
In December 2004, the FASB issued SFAS 123R "Share-Based Payment," a revision to FASB No. 123, SFAS 123R replaces existing requirements under SFAS No. 123 and APB Opinion NO. 25 and requires public companies to recognize a compensation expense an amount equal to the fair value of share-based payments granted, such as employee stock options. This is based on the grant-date fair value of those instruments. SFAS 123R also affects the pattern in which compensation cost is recognized, the accounting for employee share purchase plans and the accounting for income tax effects of share-based payment transactions. SFAS 123R will be effective commencing January 1, 2006.

As of December 31, 2005, the Company has no unvested stock options and does not intend to use stock options as a compensation tool in the future. Effective with the completion of the merger, the Company's Compensation Committee has determined that Restricted Stock Units are the form of stock compensation that it will use for employees. Accordingly, SFAS 123R is unlikely to have any impact on the Company. As discussed in the financial statements, the Company does take a charge to its Statement of Operations for the fair value of Restricted Stock Units issued on the dates the awards vest.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs: an amendment of ARB No. 43, Chapter 4," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not believe the provision of SFAS No. 151, when applied, will have a material impact on our financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-monetary Assets," which amends a portion of the guidance in Accounting Principles Board Opinion (APB) No. 29, "Accounting for Non-monetary Transactions." Both SFAS No. 153 and APB No. 29 require that exchanges of non-monetary assets should be measured based on fair value of the assets exchanged. APB No. 29, however, allowed for non-monetary exchanges of similar productive assets. SFAS No. 153 eliminates that exception and replaces with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Any non-monetary asset exchanges will be accounted for under SFAS No. 153; however we do not expect SFAS No. 153 to have a material impact on our financial position, results of operations or cash flows.

In May 2005, the FASB issued Statement No. 154, *Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3 ("SFAS 154").* This Statement replaces APB Opinion No. 20, *Accounting Changes,* and FASB Statement No. 3, *Reporting Accounting Changes in Interim Financial Statements,* and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. SFAS 154 is effective for accounting changes and corrections of error made in fiscal years beginning after December 15, 2005. Consequently, HyperSpace will adopt the provisions of SFAS 154 for its fiscal year beginning on January 1, 2006. Management currently believes that adoption of the provisions of SFAS 154 will not have a material impact on HyperSpace's consolidated financial statements.

In June 2005, the Emerging Issues Task Force (EITF) reached a final consensus on Issue 05-6, *"Determining the Amortization Period for Leasehold Improvements"* to provide additional guidance with regard to the application of lease term under Paragraph 9 of FASB Statement No. 13, *Accounting for Leases,* which indicates that for the purposes of lease classification, a lease term cannot be changed unless either: (*a*)modifications of lease provisions result in the lease being considered a new agreement or (*b*) extension or renewal beyond the existing lease term occurs. The consensus position reached was that an amortization period for a leasehold improvement would be based on the shorter of asset life or lease term, including renewals that are reasonably assured. Management currently believes that adoption of the provisions of this EITF will not have a material impact on HyperSpace's consolidated financial statements.

Use of Estimates and Critical Accounting Policies

This discussion and analysis of the financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. In order to prepare these financial statements, we are required to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to the valuation of long-lived assets, inventory reserves, sales return reserves, allowances for doubtful accounts and other liabilities, such as product warranty reserves. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Our use of estimates and critical accounting policies are described in more detail in Note 3 in the financial statements.

Use of Estimates: The preparation of financial statements requires management to make estimates and assumptions at the time of preparing the consolidated financial statements. These estimates are highly subjective in nature and involve judgments that affect the reported amounts of assets and liabilities. The amounts it will ultimately incur or recover could differ materially from the current estimates based on information not known or not considered significant at the time of preparing such financial statements. Our significant estimates include the collectibility or receivables and corresponding allowance for doubtful accounts, the reserve needed for possible future returns and discounts, the carrying value and usefulness of inventory and the related inventory reserves, long-lived asset useful

lives and impairment, the timing and amount of future warranty and other product obligation expenses, the recognition of warranty revenue and the cost and settlement of current litigation or items in dispute.

Revenue Recognition: We recognize revenue on hardware and peripherals, net of an allowance for estimated returns, when both title and risk of loss transfer to the customer, provided that no significant obligations remain. For FOB destination agreements, which include all sales to the US Federal Government and some sales to State, Local and Education customers, the Company also defers the cost of product revenue for in-transit shipments until the goods are delivered and revenue is recognized. In-transit product shipments to customers are included in inventory on the Company's consolidated statement of financial position.

Revenue from extended warranty and service contracts, for which we are obligated to perform, is recorded as deferred revenue and subsequently recognized over the term of the contract or when the service is completed. The amount recognized on a month-to-month basis within this term represents management's best estimate of how it will perform its obligations in future revenue periods. This is based on past historic trends and other factors likely to have a future impact on warranty claims. The actual rate of warranty claims could differ materially from management's estimates. Revenue from sales of third-party extended warranty and service contracts, for which we are not obligated to perform, is recognized on a net basis at the time of sale.

The Company recognizes revenue on software products for which it is primarily obligated to perform in accordance with the Statement of Position (SOP) 97-2, "Software Revenue Recognition", as amended, and other authoritative guidance. The Company recognizes revenue on software sales when all of the following criteria are met: when a non-cancelable, signed contingency-free agreement exists, any acceptance testing is complete, the Company no longer has significant obligations with regard to implementation, delivery of the product has occurred, the license fee is fixed or determinable and collection is probable. In all other instances, the Company defers revenue. Delivery is considered to have occurred when title and risk of loss have been transferred to the customer, which generally occurs when media containing the licensed programs is provided to common carrier or downloaded from our website in the case of the HyperSpace software products. The Company records deferred revenue as a liability until all the elements to be delivered at a future date and vendor specific evidence of acceptance have occurred.

The value of maintenance services on software sales is determined based on stated renewal rates and a comparison of the stated price of maintenance to any software sold in a related transaction. Service revenue from software maintenance and support are recognized ratably over the maintenance term, which in most cases is one year. Term licenses are recognized ratably over the term of the related arrangement.

If a license agreement provides acceptance provisions that grant customers a right of refund or replacement only if the licensed software does not perform in accordance with its published specifications, the Company defers revenue recognition until acceptance by the customer or lapse of the acceptance period. Typically, the Company's software licenses do not include significant post-delivery obligations to be fulfilled by us.

Allowance for Doubtful Accounts: The Company maintains an allowance for doubtful accounts at an amount estimated to be sufficient to provide adequate protection against losses resulting from collecting less than full payment on receivables. Overdue accounts are reviewed, and an additional allowance is recorded when determined necessary to state receivables at an estimated realizable value. In judging the adequacy of the allowance for doubtful accounts, the Company considers multiple factors including historical bad debt experience, the general economic environment, and the aging of its receivables. A considerable amount of judgment is required when assessing the realization of receivables, including assessing the probability of collection and the current creditworthiness of each customer. The Company does not reserve for any receivables from the US Government due to the fact that we have never had an uncollectible account in that regard. The Company's allowance for doubtful accounts totaled $1.9 million as of December 31, 2005.

Inventory and Inventory Reserves: Inventory balances are stated at the lower of cost or market, with cost being determined on an average cost basis approximating first in first out (FIFO). MPC regularly evaluates the realizability of its inventory based on a combination of factors including the following: historical usage rates, age, forecasted sales or usage, estimated service period, product end-of-life dates, estimated current and future market values, service inventory requirements and new product introductions, as well as other factors. If circumstances related to MPC's inventories change, MPC's estimates of the realizability of inventory could materially change. At December 31, 2005, MPC's inventory valuation allowance totaled $9.0 million and is recorded as a reduction of inventory on MPC's consolidated financial statements.

Goodwill. The Company accounts for Goodwill in accordance with SFAS 142, "Goodwill and Other Intangible Assets". SFAS 142 requires that goodwill no longer be amortized and that goodwill be tested annually for impairment or more frequently if events and circumstances warrant.

Goodwill represents the excess of the purchase consideration over the fair value of assets acquired less liabilities assumed in a business acquisition. The Company's acquisition of MPC gave rise to Goodwill. The Company engaged an independent third party valuation expert to express an opinion on the fair value of the identifiable intangible and tangible assets of MPC as of acquisition date. Based on this valuation, the Company established the carrying amount of goodwill. The Company conducts goodwill impairment tests quarterly to determine if impairment indicators arise.

Acquired Intangibles, Net. Other intangible assets are accounted for in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," which requires that intangible assets with estimable useful lives be amortized over their estimated useful lives, and be reviewed for impairment at least annually or when changes in circumstances indicate that their carrying amounts are in excess of their estimated fair value. Acquired intangibles are amortized over their estimated useful lives ranging from 4 to 20 years.

Long-Lived Assets. Equipment and software are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives, primarily three to five years. Additions, improvements and major renewals are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. Leasehold improvements are depreciated over the life of the lease or the asset, whichever is shorter. Equipment held for lease is depreciated over the initial term of the lease to the equipment's estimated residual value.

The Company assesses the recoverability of its long-lived assets whenever adverse events or changes in circumstances or business climate indicate that expected undiscounted future cash flows related to such long-lived assets may not be sufficient to support the net book value of such assets. If undiscounted cash flows are not sufficient to support the recorded assets, impairment is recognized to reduce the carrying value of the long-lived assets to their estimated fair value. Cash flow projections are subject to a degree of uncertainty and are based on management's estimate of future performance. Additionally, in conjunction with the review for impairment, the remaining estimated lives of certain of the Company's long-lived assets are assessed.

Deferred Revenue. Deferred revenue includes amounts billed to or received from customers for which revenue has not been recognized. This generally results from deferred software maintenance revenues that are recognized over the term of the contract, which generally range from 1-4 years. Also included in deferred revenue is revenue from the sale of enhanced and extended warranties, which are recognized as the related services are provided, which generally range from 3-5 years. These enhanced/extended warranties are deferred based on guidance provided in Technical Bulletin 90-1, "Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts", and are valued based on the list price, net of any discounts offered to the customer.

Prepaid Maintenance and Warranty Costs. Prepaid maintenance and warranty costs include amounts paid to third party software vendors, outsourced providers of warranty fulfillment services and technology insurance vendors for which the related revenue has been deferred. These costs are recognized ratably with the related revenue.

Royalties: The Company has royalty-bearing license agreements allowing it to sell certain hardware and software products and to use certain patented technology. Royalty costs are accrued and included in cost of goods sold when the related revenue is recognized.

Accrued Warranties: The Company records warranty liabilities at the time of sale for the estimated costs that may be incurred under its standard limited warranty. The specific warranty terms and conditions vary depending upon the product sold, but generally include technical support, repair parts, labor and a period ranging from 90 days to five years. Factors that affect the warranty liability include the number of installed units currently under warranty, historical and anticipated rates of warranty claims on those units, and cost per claim to satisfy warranty obligations. The Company regularly reevaluates its estimate to assess the adequacy of its recorded warranty liabilities and adjust the amounts as necessary. If circumstances change, or a dramatic change in the failure rates were to occur, the estimate of the warranty accrual could change significantly.

Product and Process Technology: Costs related to the conceptual formulation and design of products and processes are expensed as incurred as research and development. Costs incurred to establish patents and acquire product and process technology are capitalized. There were no such costs capitalized as of December 31, 2005. Capitalized costs are amortized using the straight-line method over the shorter of the estimated useful life of the technology, the patent term, or the agreement, ranging up to ten years.

Shipping Costs: Shipping and handling costs are included in cost of sales in the accompanying consolidated statement of income for all periods presented.

Research, Development, and Engineering Costs — Research, development, and engineering costs are expensed as incurred, in accordance with SFAS No. 2, *Accounting for Research and Development Costs.* Research, development, and engineering expenses primarily include payroll and headcount related costs, contractor fees, infrastructure costs, and administrative expenses directly related to research and development support.

Advertising: Advertising costs, which are included in sales, general and administrative expense, are expensed as incurred.

Qualitative Disclosures About Market Risk

We are subject to interest rate risk on our credit facility. The interest rate is a floating rate based on the prime rate plus a percentage. If interest rates continue to rise we will be subject to higher interest payments if outstanding balances remain unchanged.

Currently most sales are in the United States. All of MPC's foreign sales and purchases of product are denominated in US Dollars minimizing its foreign currency risk. All of MPC's international suppliers, mostly from Asia, denominate contracts in US Dollars thereby eliminating foreign currency risk. In the future MPC may not be successful in negotiating most of its international supply agreements in US Dollars thereby increasing MPC's foreign currency risk. Amounts MPC pays for components from international suppliers could be affected by a continued weakening of the US Dollar as compared with other foreign currencies. MPC currently has no foreign exchange contracts, option contracts or other foreign currency hedging arrangements. Management continues to evaluate the Company's risk position on an ongoing basis to determine whether foreign exchange hedging strategies may need to be employed.

We depend on a relatively small number of third party suppliers for substantially all the components in our PC systems. Additionally, we maintain several single-source supplier relationships primarily to increase its purchasing power with these suppliers. If shortages or delays arise, the prices of these components may increase or the components may not be available at all. We do not have long-term supply contracts with suppliers that would require them to supply products to us for any specific period or in any specific quantities, which could result in shortages or delays. Supplier risks have also increased due to our liquidity problems and many suppliers have reduced credit limits and terms. Some suppliers do not grant us credit at all and require us to pre-pay for products. There is no assurance, absent future financing, that suppliers will continue to grant us credit at all. Should an increasing number of suppliers reduce or cancel our credit terms, and we are forced to pre-pay for products, it would have a material negative impact on our business and results of operations. In the event we are unable to prepay suppliers, bankruptcy could be a result.

MPC relies, to a certain extent, upon its suppliers' abilities to enhance existing products in a timely and cost-effective manner, to develop new products to meet changing customer needs and to respond to emerging standards and other technological developments in the personal computer industry.

Related Party Transactions

The Company's policies prohibit loans to Directors, Officers and Employees. There were no such loans outstanding at any time during the year ended December 31, 2005.

The Company had a loan outstanding from its founder that arose prior to its IPO and this loan was paid in full as of December 31, 2005.

MPC also paid management fees to its previous owner for management support and oversight until the end of Fiscal 2004. MPC did not pay related party management fees for the year ended December 31, 2005 and will not pay any such fees going forward.

On September 28, 2005, we entered into a one-year consulting agreement with one of its former directors, Angela Blatteis, to provide merger and acquisition consulting services to the company. The base fee is $10,000 per month and there is a success fee of $100,000 and certain stock awards in the event of a consummated acquisition by the Company.

Liquidity and Capital Resources

We face significant constraints with respect to our liquidity and working capital. As of December 31, 2005, we had cash and cash equivalents of $3.9 million, which constituted a decrease of $1.9 million compared to $5.8 million as of December 31, 2004. Our current assets increased to $87 million at December 31, 2005 and our current liabilities (exclusive of deferred revenue which is not yet earned) increased to $80 million. Included in the current liability total is approximately $1.3 million in costs unpaid, including legal and banking costs, which relate to the merger.

Since inception, we have financed our operations through the private placements of equity securities, convertible debt, loans from our founder and other members of our Board of Directors, short-term loans, a line of credit and net proceeds of $7.1 million from our IPO. In connection with our IPO, we also issued 3.6 million warrants. These warrants are exercisable at $5.50 per share. The warrants are callable by us at $0.25 per share if our common stock trades at or above $9.50 per share for 20 consecutive days. If all of these warrants were exercised, we could raise approximately $19.8 million before any fees that may be payable. None of these warrants have yet been exercised, and we do not anticipate that a material amount of the warrants will be exercised unless we are able to exercise our call right, which would require our stock trading price to close at a price of at least $9.50 for 20 consecutive trading days. Our stock has never traded above $9.50 per share.

MPC's liquidity has been constrained because of lower revenues and gross margins in 2005 compared to 2004, ongoing losses, using cash to support fundraising initiatives, expending funds to secure a new line-of-credit, costs expended to consummate the merger with HyperSpace, severance paid to employees, and the significant amount of cash withdrawn by its prior owner in the years before the acquisition. Because MPC's liquidity has been constrained, MPC has managed its cash position by extending payments to suppliers, some of whom have placed MPC on credit hold. On many occasions this has delayed delivery of components to MPC's manufacturing facility until payments were made. MPC has also received notices of default from some suppliers, including Microsoft, but has generally cured the defaults within applicable cure periods or otherwise managed the supplier relationship. Further recurring late payments will result in additional credit holds, requirements that we pre-pay for products, a refusal to deliver components or termination of supply arrangements, any of which could have a material adverse effect on our financial condition and results of operations.

MPC has financed its operations from internally generated cash and a credit facility, which has limited borrowing availability. In July 2005, MPC replaced its prior credit facility with a new three-year facility provided by Wachovia Capital Finance Corporation (Western). This facility, like MPC's prior facility, is secured by a pledge of substantially all of MPC's assets and is subject to certain financial covenants. HyperSpace became a guarantor of the Wachovia credit facility at the time of the merger, and has pledged substantially all of its assets in support of the guaranty. The financial covenants include EBITDA and limitations on the amount of property, plant and equipment that can be purchased. On a daily basis, MPC often borrows the maximum amount available under the credit facility and we believe this trend will continue for the foreseeable future. As of March 27, 2006, MPC's borrowings under the Wachovia facility were approximately $14.2 million, excluding $3.4 million of standby letters of credit issued as collateral against credit lines established with some of its vendors, with approximately $0.5 million of remaining credit available based on the borrowing base calculation.

In conjunction with the Wachovia facility, MPC is required to comply with certain financial covenants. MPC's failure to comply with the covenants under the Wachovia facility constitutes an event of default and would entitle Wachovia to exercise several remedies, including increasing the interest rate, acceleration of MPC's payment

obligations, termination of Wachovia's credit commitments and the exercise of Wachovia's rights in the collateral as a secured creditor.

MPC was in violation of one of the covenants that requires maintenance of minimum EBITDA as of September 30, 2005 and again for the year-ended December 31, 2005. For the quarter ended September 30, 2005, we obtained a waiver from Wachovia for this non-compliance by paying a fee of $150,000. On March 24, 2006, we entered into an amendment to the Wachovia credit facility providing, among other things:

- A reduction in the maximum amount of the loan from $60 million to $25 million,
- An increase in the interest rate from prime plus 0.5% to prime plus 2.5%,
- A reduction in the amount which is loaned against inventory,
- Increasing the minimum liquidity from $1 million to $2.5 million,
- The term of the loan will expire on March 31, 2007, and
- Lower EBITDA requirement of ($3.25M) for the first quarter of 2006
- A waiver of the failure to meet the EBITDA covenant for the fourth quarter of 2005

Historically the loan balance under the Wachovia facility has exceeded $25 million as MPC gets to its second and third quarters on increased revenues. Unless we are able to obtain additional liquidity from other sources, the $25 million maximum loan amount under the amended Wachovia facility will not provide adequate borrowing availability and will have a material negative impact on our business and results of operations. We are currently seeking ways to increase available liquidity, including potential replacement of Wachovia with a new lender. We estimate that establishing a new credit facility would cost approximately $1.5 million including origination fees and early termination fees to Wachovia. Any new credit facility may be at higher interest rates than those currently paid to Wachovia. There can be no assurance that we will be successful in being able to replace or add to the revised Wachovia terms. We are unlikely to meet the second quarter of 2006 EBITDA covenant under the amended Wachovia facility. There can be no assurance that Wachovia will be willing to grant a waiver in the case of any future violation of the covenants under the credit facility.

We are actively exploring alternatives to increase our liquidity. As announced on September 13, 2005, we are seeking to raise additional funds for general corporate purposes, including the reduction of outstanding indebtedness, working capital, capital expenditures and potential acquisitions. While we have raised $12.6 million, prior to expenses and commission, through warrant exercises in December 2005 to February 2006, we need to raise additional funds to meet supplier payments and continued operating losses. We have not yet been successful in raising additional funds beyond the $12.6 million, and there can be no assurance that we will be able to secure alternate sources of financing. Even if we do obtain additional funding, the amount of such funding may not be sufficient to fully address all of our liquidity constraints. If we are unable to obtain additional liquidity from third party financing sources, it will be difficult or impossible for us to cure our liquidity needs and we may be forced to seek additional extension of credit terms with creditors and suppliers, which they may not be willing to provide. We may incur additional interest expenses or grant other concessions to suppliers in return for granting additional terms. Continuing liquidity constraints could negatively and materially impact our business and results of operations. In particular, our liquidity constraints could impact our ability to obtain components from suppliers, our ability to satisfy obligations to customers and to sell additional product to customers in the future, our ability to retain key employees and our ability to fund capital expenditures or execute our business strategies or could result in bankruptcy.

Under its prior ownership before the merger, MPC made several unsuccessful attempts to raise additional capital to address its liquidity needs. Subsequent to the merger, we have made several additional attempts to raise capital. Except for funds raised though the exercise of warrants in late 2005 and early 2006, these attempts have also been unsuccessful. We may not be successful in future attempts to raise additional capital. If we are not able to raise additional capital to address our liquidity needs, we will not be able to effectively operate the business and you could lose the entire value of your investment.

On March 28, 2006, we entered into an agreement with the Maxim Group, an investment bank, for Maxim to act as a placement agent in connection with a $25 million private placement of the Company's stock. It is contemplated

that the transaction will be an offering of convertible preferred stock as well as warrants. The proceeds will be for general corporate purposes including the payment of certain past due amounts owed to vendors. The agreement does not guaranty that Maxim will raise any amount and the deal terms may differ materially from those currently contemplated. There is no commitment by Maxim to purchase any securities itself and there is no assurance that the transaction will be consummated.

Contractual Obligations

We are obligated to make future payments under various contracts, such as operating leases, royalty and licensing agreements and unconditional purchase obligations. The following represents our contractual commitments as of December 31, 2005 (in thousands):

Contractual Obligations and Commitments:
(In Thousands)

	Total	≤ 1 year	1 to 3 years	3 to 5 years	≥ 5 years
Operating leases	4,620	1,955	2,591	74	-
Royalty/licensing agreements (1)	2,801	2,797	4	-	-
Severance Agreements	195	180	15	-	-
Employment Agreements	2,280	1,520	760	-	-
Outstanding purchase orders (2)	33,921	33,921	-	-	-
Other Obligations	1,235	955	170	110	-
Total contractual cash obligations	$ 45,052	$ 41,328	$ 3,540	$ 184	$ -

(1) MPC has royalty-bearing license agreements that allow it to sell certain hardware and software that is protected by patent, copyright or license. Royalty costs are accrued and included in cost of goods sold when products are shipped or amortized over the period of benefit when the license terms are not specifically related to the units shipped.

(2) Purchase orders represent orders placed to purchase goods or services that are generally enforceable unless modified or cancelled by us before fulfillment and which specify all significant terms, including: the quantity to be purchased, the price to be paid and the timing of the purchase.

Subsequent to the merger, the Board of Directors approved a Management Incentive Plan for certain key MPC and HyperSpace employees for the remaining six months of fiscal 2005. No amounts are accrued as of December 31, 2005 as no amounts were earned.

MPC currently leases approximately 340,700 square feet of office and manufacturing space at 906 E. Karcher Road, Nampa, Idaho, under a lease that expires May 31, 2008. We have a leased retail location nearby consisting of 5,000 square feet which expires on April 30, 2006. We lease approximately 13,320 square feet of office space in Waukesha, Wisconsin under a lease that expires June 1, 2006. We also lease other regional sales offices located in Cincinnati, Ohio (3014 square feet which expires March 31, 2006), and Oakbrook, Illinois (1579 square feet which expires January 31, 2008). Additionally, our corporate headquarters are located at 116 Inverness Drive East, Englewood, CO, consisting of 2,488 square feet under a lease that expires July 31, 2010.

In September 2005 we have entered into employment agreements with five of our key officers. The details of these are included in a Form 8-K filed with the SEC on September 30, 2005. These agreements bear standard employment terms and conditions. The employment agreements are effective through April 1, 2007 and automatically extend for additional one-year terms at the Company's option. These agreements carry minimum annual base salaries of

approximately $1.5 million. In addition, as part of the merger, the Company has an agreement with a former officer which has unpaid severance payments of approximately $195,000.

Item 7. FINANCIAL STATEMENTS

Reference is made to the Index to Financial Statements on page 44 for a listing of the Company's financial statements and notes thereto.

Item 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE
None.

Item 8A. CONTROLS AND PROCEDURES

The Company is committed to maintaining disclosure controls and procedures that are designed and maintained to ensure that information required to be disclosed in the reports the Company files with the SEC are recorded, processed and reported accurately. It should be noted that a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the limitations in all control systems, including the exercise of judgment in designing, implementing and evaluating the controls and procedures, the assumptions used in identifying the likelihood of future events, and the inability to eliminate misconduct completely, no evaluation of controls can provide absolute assurance that all control issues within the Company have been detected.

We have performed an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer, President and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures at HyperSpace (but not MPC), as such terms are defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Based upon that evaluation, our management, including our Chief Executive Officer, President and Chief Financial Officer, concluded that the HyperSpace disclosure controls and procedures were effective as of the end of the period covered by this report. The HyperSpace changes in internal control over financial reporting during the year ending December 31, 2005 are centered around the change in HyperSpace's business from being an operating company to that of a holding company with MPC being the only major business.

In designing and evaluating the disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and implemented, can provide only reasonable assurance of achieving the desired control objectives, and management's duties require it to make its best judgment in evaluating the cost-benefit relationship of potential controls and procedures.

As described in the consolidated financial statements and management's discussion and analysis above, HyperSpace recently acquired MPC. Management has excluded MPC from its assessment of its disclosure controls and procedures because of the recent acquisition. Pursuant to SEC rules, acquisitions may be excluded for up to one year from the date of closing of an acquisition.

Item 8B. OTHER INFORMATION
None

PART III

Item 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Information with respect to directors and executive officers of the registrant is incorporated by reference to the Company's 2006 Proxy Statement.

The Company has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. The code of ethics is located on the Company's Internet web site at http://www.ehyperspace.com/ Any amendments to or waivers from a provision of this code of ethics will be posted on the Company's web site.

Item 10. EXECUTIVE COMPENSATION

Information with respect to executive compensation is incorporated by reference to the Company's 2006 Proxy Statement.

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information with respect to security ownership of certain beneficial owners and management and related stockholder matters is incorporated by reference to the Company's 2006 Proxy Statement.

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information with respect to certain relationships and related transactions is incorporated by reference to the Company's 2006 Proxy Statement.

ITEM 13. EXHIBITS

Exhibit Number	Description of Document
2.1	Agreement and Plan of Merger, dated as of March 20, 2005 by and among the Registrant, Spud Acquisition Corp., GTG PC Holdings, LLC and GTG-Micron Holding Company, LLC, as amended (1)
3.1	Amended and Restated Articles of Incorporation of the Registrant, as amended (2)
3.2	Amended and Restated Bylaws of the Registrant (3)
4.1	Specimen common stock certificate (4)
4.2	Form of representatives' option for purchase of units (5)
4.3	Form of Warrant Agreement (5)

4.4	Form of Warrant (6)
4.5	2001 Equity Incentive Plan (7)
4.6	2004 Equity Incentive Plan (8)
10.1	Form of Employment Memorandum for certain MPC Computers Officers (11)
10.2	Form of Indemnity Agreement with each Director and certain Officers (11)
10.3*	Management Incentive Plan
10.4*	Commercial Lease with Micron Technology Inc., dated April 30, 2001, as amended
10.5	Employment Agreement between HyperSpace Communications, Inc. and John P. Yeros dated as of September 28, 2005 (9)
10.6	Employment Agreement between HyperSpace Communications, Inc. and Michael S. Adkins dated as of September 28, 2005 (9)
10.7	Employment Agreement between HyperSpace Communications, Inc. and Mark A. Pougnet dated as of September 28, 2005 (9)
10.8	Employment Agreement between HyperSpace Communications, Inc. and Brian T. Hansen dated as of September 28, 2005 (9)
10.9	Employment Agreement between HyperSpace Communications, Inc. and Adam M. Lerner dated as of September 28, 2005 (9)
10.10	Consulting Agreement between HyperSpace Communications, Inc. and Angela Blatteis dated as of September 28, 2005 (9)
10.11	Loan and Security Agreement, dated July 8, 2005, by and among MPC Computers, LLC, MPC G, LLC, MPC Solutions Sales, LLC, GTG PC Holdings, LLC, and Wachovia Capital Finance Corporation (Western) and Amendment No. 1, thereto (10)
10.12	Amendment No. 2 to Loan and Security Agreement, dated November 10, 2005 by and among MPC Computers, LLC, MPC G, LLC, MPC Solutions Sales, LLC, GTG PC Holdings, LLC, and Wachovia Capital Finance Corporation (Western) (12)
10.13	Amendment No. 3 to Loan and Security Agreement, dated March 24, 2006 by and among MPC Computers, LLC, MPC G, LLC, MPC Solutions Sales, LLC, GTG PC Holdings, LLC, and Wachovia Capital Finance Corporation (Western) (13)

10.14 Guarantee, dated July 25, 2005, by HyperSpace Communications, Inc. in favor of Wachovia Capital Finance Corporation (Western) (10)

10.15 General Security Agreement, dated July 25, 2005, by HyperSpace Communications, Inc. in favor of Wachovia Capital Finance Corporation (Western) (10)

21.1* List of Subsidiaries

31.1* Certification of the Chairman and Chief Executive Officer of HyperSpace Communications, Inc. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2* Certification of the President of HyperSpace Communications, Inc. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.3* Certification of the Chief Financial Officer of HyperSpace Communications, Inc. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1* Certification of the Chairman and Chief Executive Officer of HyperSpace Communications, Inc. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2* Certification of the President of HyperSpace Communications, Inc. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.3* Certification of the Chief Financial Officer of HyperSpace Communications, Inc. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Filed herewith.

(1) Incorporated by reference to Exhibit No. 2.1 to the Registrant's Current Report on Form 8-K/A, filed with the Securities and Exchange Commission on March 25, 2005 and on Form 8-K, filed on May 16, 2005 and July 12, 2005.

(2) Incorporated by reference to Exhibit No. 4.1 to the Registrant's Report on Form S-3, filed with the Securities and Exchange Commission on October 6, 2005.

(3) Incorporated by reference to Exhibit No. 3.2 to Amendment No. 1 to the Registrant's Registration Statement on Form SB-2, filed with the Securities and Exchange Commission on July 2, 2004.

(4) Incorporated by reference to Exhibit No. 4.1 to Amendment No. 3 to the Registrant's Registration Statement on Form SB-2/A, filed with the Securities and Exchange Commission on July 23, 2004.

(5) Incorporated by reference to Exhibit Nos. 4.7 and 4.8, respectively, to Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form SB-2, filed with the Securities and Exchange Commission on October 1, 2004.

(6) Incorporated by reference to Exhibit No. 4.9 to Amendment No. 7 to the Registrant's Registration Statement on Form SB-2, filed with the Securities and Exchange Commission on September 24, 2004.

(7) Incorporated by reference to Exhibit No. 4.2 to Amendment No. 1 to the Registrants Registration Statement on Form SB-2, filed with the Securities and Exchange Commission on July 25, 2005.

(8) Incorporated by reference to Exhibit Nos. 99.2, respectively, on Form S-8, filed with the Securities and Exchange Commission on July 25, 2005.

(9) Incorporated by reference to Exhibit Nos. 10.1, 10.2, 10.3, 10.4, 10.5 and 10.6, respectively, on Form 8-K, filed with the Securities and Exchange Commission on September 30, 2005.

(10) Incorporated by reference to Exhibit Nos. 99.2, 99.3 and 99.4, respectively, on Form 8-K, filed with the Securities and Exchange Commission on July 29, 2005.

(11) Incorporated by reference to Exhibit 10.4 and 10.5 on Form 10-QSB filed with the Securities and Exchange Commission on November 14, 2005.

(12) Incorporated by reference to Exhibit 10.15 on Form 10-QSB/A, filed with the Securities and Exchange Commission on November 16, 2005.

(13) Incorporated by reference to Exhibit 99.1, on Form 8-K, filed with the Securities and Exchange Commission on March 27, 2006.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information with respect to principal accountant fees and services is incorporated by reference to the Company's 2006 Proxy Statement.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	HyperSpace Communications, Inc.
Date: March 31, 2006	/s/ John P. Yeros John P. Yeros Chairman and Chief Executive Officer

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ John P. Yeros John P. Yeros	Chief Executive Officer, Chairman and Director (Principal Executive Officer)	March 31, 2006
/s/ Mark A. Pougnet Mark A. Pougnet	Chief Financial Officer, Treasurer (Principal Financial Officer and Accounting Officer)	March 31, 2006
/s/ Mike Adkins Mike Adkins	President	March 31, 2006
/s/ David Young David Young	Director	March 31, 2006
/s/ David E. Girard David E. Girard	Director	March 31, 2006
/s/ Eric D. Murphy Eric D. Murphy	Director	March 31, 2006
/s/ Kent Swanson Kent Swanson	Director	March 31, 2006

Index to Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Hyperspace Communications, Inc.

We have audited the accompanying consolidated balance sheets of Hyperspace Communications, Inc. and subsidiary as of December 31, 2005, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the two years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hyperspace Communications, Inc. and subsidiary as of December 31, 2005, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Ehrhardt Keefe Steiner & Hottman PC
Ehrhardt Keefe Steiner & Hottman PC

Denver, Colorado
March 20, 2006

HYPERSPACE
Communications, Inc.

ITEM 1: FINANCIAL STATEMENTS

HYPERSPACE COMMUNICATIONS, INC.
Consolidated Balance Sheet

		December 31, 2005
ASSETS		
Current Assets		
Cash and Cash Equivalents	$	3,897,187
Accounts Receivable, net	$	42,937,640
Inventories, net	$	21,158,458
Prepaid Maintenance & Warranty Costs	$	17,625,040
Other Current Assets	$	1,233,547
Total Current Assets	$	86,851,872
Non-Current Assets		
Property & Equipment, net	$	7,813,016
Goodwill	$	23,427,115
Acquired Intangibles, Net	$	33,017,820
Long-Term Portion of Prepaid Maintenance & Warranty Costs	$	1,105,597
Other Assets	$	1,027,394
Total Non-Current Assets	$	66,390,942
TOTAL ASSETS	$	153,242,814
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	$	40,749,148
Accrued Expenses	$	11,217,098
Accrued Licenses & Royalties	$	1,606,275
Current Portion of Accrued Warranties	$	2,401,327
Current Portion of Deferred Revenue	$	24,598,302
Current Portion of Notes Payable & Debt	$	23,821,411
Total Current Liabilities	$	104,393,561
Long Term Liabilities		
Long term Portion of Notes Payable	$	20,557
Non-Current Portion of Accrued Warranties	$	2,372,848
Non-Current Portion of Deferred Revenue	$	19,011,449
Total Long Term Liabilities	$	21,404,854
TOTAL LIABILITIES	$	125,798,415
COMMITMENTS AND CONTINGENCIES		
Shareholders' Equity		
Preferred Stock, no par value; 1,000,000 shares authorized; no shares issued and outstanding at 2005	$	-
Common Stock, no par value, 50,000,000 shares authorized; 10,859,575 shares issued and outstanding at 2005	$	51,305,328
Accumulated Deficit	$	(23,860,929)
Total Shareholders' Equity	$	27,444,399
TOTAL LIABILITIES AND EQUITY	$	153,242,814

See accompanying notes to the consolidated financial statements.

HYPERSPACE COMMUNICATIONS, INC.
Statement of Operations for the Years Ended December 31, 2005 and 2004.

	Year Ended	
	2005	2004
Net Sales	$ 187,496,006	$ 457,850
Cost of Good Sold	$ 165,221,631	$ 285,957
Gross Margin	$ 22,274,375	$ 171,893
Operating Expenses		
Research & Development	$ 2,378,163	$ 617,949
Selling, General & Administrative	$ 23,192,418	$ 2,187,270
Depreciation & Amortization	$ 2,866,330	$ 100,680
Total Operating Expenses	$ 28,436,911	$ 2,905,899
Operating Income (Loss)	$ (6,162,536)	$ (2,734,006)
Other (Income)/Expense		
Interest Expense, net	$ 5,164,970	$ 822,748
Merger related Stock Compensation	$ 5,467,376	$ -
Other Expense	$ (54,059)	$ (435,900)
Total Other (Income)/Expense	$ 10,578,287	$ 386,848
Net Loss	$ (16,740,823)	$ (3,120,854)
Preferred Dividends	$ -	$ 72,489
Net Loss attributable to Common Shareholders	$ (16,740,823)	$ (3,193,343)
Basic and diluted weighted average Common Shares outstanding	$ 5,493,567	$ 2,014,666
Basic and diluted loss per Common Share	$ (3.05)	$ (1.59)

See accompanying notes to the consolidated financial statements.

HYPERSPACE COMMUNICATIONS, INC.

Statement of Changes in Shareholders' Equity (Deficit)

For the Years Ended December 31, 2005, 2004 and 2003.

	Common Stock		Preferred Stock		Accumulated	Total Shareholders'
	Shares	Amount	Shares	Amount	Deficit	Equity(Deficit)
Balance—December 31, 2003	1,378,541	$ 2,180,555	211,714	$ 926,250	$ (3,926,765)	$ (819,960)
Accretion of Series A preferred stock dividends					$ (72,489)	$ (72,489)
Common stock issued in conversion of notes	208,054	$ 728,202				$ 728,202
Common stock issued in conversion of notes	21,429	$ 75,000				$ 75,000
Conversion of all Preferred Stock and Accrued Dividends	241,827	$ 1,057,993	(221,714)	$(970,000)		$ 87,993
Conversion preference on convertible debt		$ 82,863				$ 82,863
Debt warrants issuance		$ 286,673				$ 286,673
Debt warrants issued to induce conversion and extend debt maturity		$ 76,456				$ 76,456
Exercise of Warrants	48,451	$ 164,813				$ 164,813
IPO Costs		$ (2,809,284)				$ (2,809,284)
IPO Proceeds	1,800,000	$ 9,900,000				$ 9,900,000
Options exercised	19,540	$ 62,500				$ 62,500
Preferred stock issued for cash		$ -	10,000	$ 43,750		$ 43,750
Reduction of conversion exercise price to induce conversion to equity and to extend debt maturity		$ 150,800				$ 150,800
Stock issued for deferred offering costs	1,786	$ 8,125				$ 8,125
Stock issued for services	12,801	$ 55,700				$ 55,700
Stock options issued for Services		$ 39,406				$ 39,406
Stock options issued to employees		$ 27,332				$ 27,332
Net Loss					$ (3,120,854)	$ (3,120,854)
Balance—December 31, 2004	3,732,429	$ 12,087,134	0	$ -	$ (7,120,108)	$ 4,967,026
Common stock issued for exercise of stock options	94,456	$ 583,389				$ 583,389
Common stock issued for exercise of warrants	14,626	$ 52,785				$ 52,785
Common stock issued as consideration for MPC merger	3,670,716	$ 19,313,273				$ 19,313,273
Common stock issued for conversion of notes and interest	186,348	$ 782,451				$ 782,451
Common stock issued in warrant exchange	3,161,000	$ 9,034,800				$ 9,034,800
Valuation of warrant exchange	-	$ 3,244,640				$ 3,244,640
Stock compensation expense on RSU's issued in merger	-	$ 6,206,856				$ 6,206,856
Net Loss					$ (16,740,821)	$ (16,740,821)
Balance - December 31, 2005	10,859,575	$ 51,305,328	-	$ -	$ (23,860,929)	$ 27,444,399

HYPERSPACE COMMUNICATIONS, INC.

Consolidated Statement of Cash Flows For The Years Ended December 31, 2005 and 2004.

	2005	2004
OPERATING ACTIVITIES		
Net Loss	$ (16,740,823)	$(3,120,854)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation	$ 1,321,536	$ 69,150
Amortization/impairment of capitalized software and intangibles	$ 1,600,750	$ 153,495
Settlement of liability for reduced amount	$ -	$ (440,999)
Employee stock compensation on issuance and exercise of stock options	$ 281,811	$ 27,332
Merger related stock compensation expense	$ 5,392,453	$ -
Cashless exercise of warrants	$ 52,785	$ -
Valuation of warrant exchange	$ 3,244,640	$ -
Warrants issued for debt issue costs and interest	$ -	$ 242,429
Conversion preference with debt and accretion of debt issue costs	$ -	$ 111,440
Stock issued to employees and for services	$ -	$ 95,106
Reduction of conversion price on debt and warrants issued to induce conversion and maturity extension on convertible debt	$ -	$ 227,254
Accrued interest included in notes payable	$ 7,756	$ 62,974
Provision for Bad Debt	$ (176,281)	$ -
Changes in Assets and Liabilities		
Accounts Receivable	$ (3,329,247)	$ 132,915
Inventory	$ 10,372,791	$ -
Prepaid Maintenance & Warranties	$ 4,079,650	$ -
Other Current Assets	$ 37,062	$ (92,821)
Accounts Payable and Accrued Liabilities	$ (9,192,744)	$ 4,908
Accrued Royalties	$ (296,712)	$ -
Accrued Warranties	$ (1,211,425)	$ -
Deferred Revenue	$ (3,271,449)	$ 30,073)
Net Cash Used in Operating Activities	$ (7,827,447)	$(2,557,744)
INVESTING ACTIVITIES		
Purchase of Property and Equipment	$ (53,856)	$ (52,126)
MPC Acquisition Costs, net of cash acquired	$ 564,343	$ -
Net Cash From Investing Activities	$ 510,487	$ (52,126)
FINANCING ACTIVITIES		
Net Proceeds from Notes Payable and Capital Leases	$ 12,883	$ 1,650,000
Net activity on Line of Credit	$ (3,387,235)	$ (95,500)
Payment of Note Payable	$ (295,142)	$ (468,228)
Payments on Capital Leases	$ (105,152)	$ -
Net Proceeds from the Issuance of Common Stock	$ -	$ 227,314
Net Proceeds from the Issuance of Preferred Stock	$ -	$ 43,750
Net Proceeds from the exercise of stock options	$ 76,150	$ -
Net Proceeds from the exercise of Warrants	$ 9,034,800	$ -
Net Proceeds from the IPO	$ -	$ 9,900,000
Payment of Offering Costs	$ 2,362	$(2,756,914)
RCI Settlement	$ -	$ (42,500)
Net cash provided by financing activities	$ 5,338,666	$ 8,457,922
Net cash increase (decrease) for period	$ (1,978,294)	$ 5,848,052
Cash at beginning of period	$ 5,875,481	$ 27,429
Cash at end of period	$ 3,897,187	$ 5,875,481

Statements of Cash Flows

Supplemental disclosure of cash flow information:

Cash paid for interest for the years ended December 31, 2005 and 2004 was $1,852,146 and $199,750, respectively.

No cash was paid for income taxes for the years ended December 31, 2005 and 2004.

Supplemental disclosure of non-cash activity:

During the year ended December 31, 2005, $11,764,645 of common stock and $7,240,516 of warrants to purchase common stock were issued as consideration for the acquisition of MPC.

Note 5 in the financial statements provides information on the assets acquired and liabilities assumed in the acquisition of MPC.

During the year ended December 31, 2005, $308,113 of warrants to purchase common stock were issued to investment bankers in conjunction with the acquisition of MPC.

During the years ended December 31, 2005 and 2004, $757,951 and $728,202 of notes payable was converted to common stock, at an average of $4.23 per share in 2005 and $3.50 per share in 2004.

During the year ended December 31, 2005, the Company funded $550,000 in acquisition-related investment banking costs through the issuance of one-year convertible promissory notes.

During the year ended December 31, 2005, the Company funded $1,323,427 in acquisition costs through the use of accounts payable.

During the year ended December 31, 2005, the Company incurred $1,037,467 of acquisition costs resulting from the accelerated vesting of restricted stock units for employees terminated as the result of restructuring subsequent to completion of the merger.

During the years ended December 31, 2005 and 2004, the Company issued $636,174 and $8,125 of common stock, respectively, in exchange for deferred offering costs/cashless exercise of options and warrants.

During the year ended December 31, 2004, the Company accrued dividends on Series A preferred stock in the amount of $72,489.

During the years ended December 31, 2005 and 2004, the Company converted $24,500 and $75,000 respectively, of related party notes payable to common stock at $3.50 per share.

During the year ended December 2004, the Company converted
$970,000 of preferred stock and $87,992 of preferred dividends to common stock.

See accompanying notes to the consolidated financial statements.

HYPERSPACE COMMUNICATIONS, INC.
Notes to Consolidated Financial Statements

Note 1—Description of Business and Basis of Presentation
We formed in 2001 as a Colorado-based software company and completed an initial public offering in October 2004. In July 2005, we acquired MPC Computers, LLC, or MPC, which is now our wholly owned subsidiary. As a result of the MPC acquisition, the size and nature of our business has changed significantly from the time of our initial public offering.

Following the MPC acquisition, we completed a strategic planning process in which we identified a new direction for the company. Our vision is to become an enterprise IT hardware business providing products and services to customers in mid-sized businesses, government agencies and education.

In addition to re-positioning the company around servers and storage, we have decided to launch a new contract manufacturing business to utilize excess capacity in our manufacturing facility. This new subsidiary, called DirectCM ("DCM"), will provide custom manufacturing services for PC desktops, notebooks and servers to regional original equipment manufacturers (OEMs), systems integrators, and value-added resellers (VARs). We will leverage our manufacturing facility and supply chain expertise to provide economies of scale along with customized solutions to partners in the PC industry

Today, our primary business is providing PC-based products and services to mid-sized businesses, government agencies and education organizations. We manufacture and market ClientPro® desktop PCs, TransPort® notebook PCs, NetFRAME® servers and DataFRAME™ storage products. We also provide hardware-related support services such as installation, technical support, parts replacement, and recycling. In addition to PCs, servers, and storage products, we also fulfill our customers' requirements for third party products, including peripherals and software.

Prior to our acquisition of MPC, our primary products consisted of our HyperWeb™ and HyperTunnel™ software. These software products address real-time application acceleration over wired and wireless networks. Despite investments before and after our initial public offering, our software products have not been commercially successful. MPC has also attempted to sell these software products, but there have not been any significant sales to date. In November 2005, we decided to suspend further R&D expenditures on these software products, and we do not expect significant sales of these products in the future.

These consolidated financial statements consolidate the accounts of GTG Holdings and its wholly owned subsidiaries (including MPC) effective July 25, 2005, the date of acquisition by the Company. References to a fiscal year refer to the calendar year in which such fiscal year commences. MPC's fiscal year ends on the Saturday closest to December 31. MPC's floating fiscal year-end typically results in a 52-week fiscal year, but will occasionally give rise to an additional week resulting in a 53-week fiscal year. References to three-month periods, or fiscal quarters, refer to the 13 weeks ended on the date indicated. MPC's year ended on December 31, 2005.

Note 2—Going Concern
The accompanying consolidated financial statements have been prepared on a going- concern basis, which contemplates the realization of assets and liquidation of liabilities in the ordinary course of business. Although the Company and MPC have reported financial losses in recent fiscal periods, as well as experienced significant liquidity constraints, management believes that it has certain plans to attract new financing into the Company. However, such plans are in the early stages and may not be completed as planned or at all. As discussed in footnote 13, the Company has entered into an agreement with an investment bank to lead a private placement of the Company's securities with gross proceeds of up to $25 million. The agreement does not guaranty that the private placement will be successful and the investment bank does commit to purchase any securities.

In addition, management believes that certain convertible debt holders may be willing to convert debt to equity. Certain suppliers/vendors may also be willing to continue to defer payment terms until the Company completes a

financing although the Company has no formal agreements in place to this effect. Management also believes that the reduction in overhead expenses in 2005, the plans to improve gross margins in 2006, and the launch of its DCM division give it a reasonable chance to fund operations through December 31, 2006.

Absent completion of the financing in the near term, and increasing the line of credit above the revised $25 million level set by Wachovia, the Company is solely dependent on continued vendor/creditor extended payment terms and other concessions to fund operations through December 31, 2006. There is no guaranty that vendor/creditors will continue to do so.

In addition the Company and MPC have plans to reach profitability. Accordingly, no adjustments have been made to the financial statements to reflect liquidation values as a result of the going-concern uncertainty. However, there is no assurance that the Company will be able to reach profitability.

*Note 3—**Summary of Significant Accounting Policies and Use of Estimates***

This discussion and analysis of the financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. In order to prepare these financial statements, we are required to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to the valuation of long-lived assets, inventory reserves, sales return reserves, allowances for doubtful accounts and other liabilities, such as product warranty reserves. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Our use of estimates and critical accounting policies are described in more detail in Note 3 in the financial statements.

Use of Estimates: The preparation of financial statements requires management to make estimates and assumptions at the time of preparing the consolidated financial statements. These estimates are highly subjective in nature and involve judgments that affect the reported amounts of assets and liabilities. The amounts it will ultimately incur or recover could differ materially from the current estimates based on information not known or not considered significant at the time of preparing such financial statements. Our significant estimates include the collectibility of receivables and corresponding allowance for doubtful accounts, the reserve needed for possible future returns and discounts, the carrying value and usefulness of inventory and the related inventory reserves, long-lived asset useful lives and impairment, the timing and amount of future warranty and other product obligation expenses, the recognition of warranty revenue and the cost and settlement of current litigation or items in dispute.

Revenue Recognition: We recognize revenue on hardware and peripherals, net of an allowance for estimated returns, when both title and risk of loss transfer to the customer, provided that no significant obligations remain. For FOB destination agreements, which include all sales to the US Federal Government and some sales to State, Local and Education customers, the Company also defers the cost of product revenue for in-transit shipments until the goods are delivered and revenue is recognized. In-transit product shipments to customers are included in inventory.

Revenue from extended warranty and service contracts, for which we are obligated to perform, is recorded as deferred revenue and subsequently recognized over the term of the contract or when the service is completed. The amount recognized on a month-to-month basis within this term represents management's best estimate of how it will perform its obligations in future revenue periods. This is based on past historic trends and other factors likely to have a future impact on warranty claims. The actual rate of warranty claims could differ materially from management's estimates. Revenue from sales of third-party extended warranty and service contracts, for which we are not obligated to perform, is recognized on a net basis at the time of sale.

The Company recognizes revenue on software products for which it is primarily obligated to perform in accordance with the Statement of Position (SOP) 97-2, "Software Revenue Recognition", as amended, and other authoritative guidance. The Company recognizes revenue on software sales when all of the following criteria are met: when a non-cancelable, signed contingency-free agreement exists, any acceptance testing is complete, the Company no longer has significant obligations with regard to implementation, delivery of the product has occurred, the license fee is fixed or determinable and collection is probable. In all other instances, the Company defers revenue. Delivery is considered to have occurred when title and risk of loss have been transferred to the customer, which generally occurs when media containing the licensed programs is provided to common carrier or downloaded from our

website in the case of the HyperSpace software products. The Company records deferred revenue as a liability until all the elements to be delivered at a future date and vendor specific evidence of acceptance have occurred.

The value of maintenance services on software sales is determined based on stated renewal rates and a comparison of the stated price of maintenance to any software sold in a related transaction. Service revenue from software maintenance and support are recognized ratably over the maintenance term, which in most cases is one year. Term licenses are recognized ratably over the term of the related arrangement.

If a license agreement provides acceptance provisions that grant customers a right of refund or replacement only if the licensed software does not perform in accordance with its published specifications, the Company defers revenue recognition until acceptance by the customer or lapse of the acceptance period. Typically, the software licenses sold by the Company do not include significant post-delivery obligations.

Cash and Cash Equivalents
The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company continually monitors its positions with, and the credit quality of, the financial institutions it invests with. Such cash equivalents often exceed federally insured limits. The Company maintains its accounts with financial institutions with high credit ratings. All bank depository accounts including lock boxes, maintained for receipt of customer payments, are under the control of Wachovia and are swept on a daily basis to reduce the outstanding amount on the line of credit.

Concentrations of Credit Risk
Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents, restricted cash and trade accounts receivable. The Company invests its cash in credit instruments of highly rated financial institutions and performs periodic evaluations of the credit standing of these financial institutions. As of December 31, 2005, and periodically throughout the reported years, the Company has maintained balances in operating accounts in excess of the US Federal Deposit Insurance Corporation (FDIC) insured $100,000 limit. The Company has not experienced any losses in such accounts and management believes the Company is not exposed to any significant credit risk related to cash.

MPC relies, to a certain extent, on Wachovia to assist in financing operations. The reliance on a single lender involves several risks, including the possibility of the lender calling the outstanding debt balance if the Company is unable to obtain a waiver in the event of violations of its debt covenants, and the risk of limiting its ability to obtain financing from other lenders. As of September 30 and December 31, 2005, the Company was in violation of its quarterly EBITDA amount. The company has obtained waivers for each of these violations.

Allowance for Doubtful Accounts: The Company maintains an allowance for doubtful accounts at an amount estimated to be sufficient to provide adequate protection against losses resulting from collecting less than full payment on receivables. Overdue accounts are reviewed, and an additional allowance is recorded when determined necessary to state receivables at an estimated realizable value. In judging the adequacy of the allowance for doubtful accounts, the Company considers multiple factors including historical bad debt experience, the general economic environment, and the aging of its receivables. A considerable amount of judgment is required when assessing the realization of receivables, including assessing the probability of collection and the current creditworthiness of each customer. The Company does not reserve for any receivables from the US Government due to the fact that we have never had an uncollectible account in that regard. The Company's allowance for doubtful accounts totaled $1.9 million as of December 31, 2005.

Inventory and Inventory Reserves: Inventory balances are stated at the lower of cost or market, with cost being determined on an average cost basis approximating first in first out (FIFO). MPC regularly evaluates the realizability of its inventory based on a combination of factors including the following: historical usage rates, forecasted sales or usage, estimated service period, product end-of-life dates, estimated current and future market values, service inventory requirements and new product introductions, as well as other factors. If circumstances related to MPC's inventories change, MPC's estimates of the realizability of inventory could materially change. At December 31,

2005, MPC's inventory valuation allowance totaled $9 million and is recorded as a reduction of inventory on MPC's consolidated financial statements. Inventory balances, net of valuation allowances, at December 31, 2005 are:

		December 31, 2005
Raw Materials	**$**	**13,610,813**
Work in Process		**210,666**
Finished Goods		**7,336,979**
Total Inventory	**$**	**21,158,458**

Capitalization and Amortization of Software Development Costs: For software costs internally developed we follow the following accounting policies:

Pre-Feasibility Stage: The Company expenses costs incurred to establish the technological feasibility of a software program as they are incurred. For these purposes, technological feasibility is considered achieved when all planning, designing, coding, and testing has been sufficiently completed such that we can produce the program to meet its design specifications.

Post-Feasibility/Pre-Release Stage: The Company capitalizes costs incurred following technological feasibility but prior to commercial release and records them at cost. These costs are not applied against revenues generated during that period.

Post-Release Stage: Commencing with commercial release of the program, the Company amortizes costs that have accumulated in the R&D account over the program's expected useful life and we expense as incurred all additional software costs.

The Company expenses R&D costs relating principally to the design and development of products (exclusive of costs capitalized) as they are incurred. The Company expenses the costs of developing routine enhancements as R&D costs as incurred because of the short time between the determination of technological feasibility and the date of general release of related products.

The Company amortizes capitalized software development costs over the estimated useful life of the software, which is usually 3 to 5 years. All of the HyperSpace software has been fully amortized or impaired as of December 31, 2005 and accordingly has a zero value on the financial statements as of December 31, 2005.

Goodwill. The Company accounts for Goodwill in accordance with SFAS 142, "Goodwill and Other Intangible Assets". SFAS 142 requires that goodwill no longer be amortized and that goodwill be tested annually for impairment or more frequently if events and circumstances warrant.

Goodwill represents the excess of the purchase consideration over the fair value of assets acquired less liabilities assumed in a business acquisition. The Company's acquisition of MPC gave rise to Goodwill. The Company engaged an independent third party valuation expert to express an opinion on the fair value of the identifiable intangible and tangible assets of MPC as of acquisition date. Based on this valuation, the Company established the carrying amount of goodwill. The Company conducts goodwill impairment tests quarterly to determine if impairment indicators arise.

Acquired Intangibles, Net. Other intangible assets are accounted for in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," which requires that intangible assets with estimable useful lives be amortized over

their estimated useful lives, and be reviewed for impairment at least annually or when changes in circumstances indicate that their carrying amounts are in excess of their estimated fair value. Acquired intangibles are amortized over their estimated useful lives ranging from 4 to 20 years.

Future Amortization of Intangibles (In Thousands)

In 1 year	2-3 Years	4-5 Years	More than 5 Years
$ 5,060	$ 9,296	$ 6,470	$ 12,192

Long-Lived Assets. Equipment and software are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives, primarily three to five years. Additions, improvements and major renewals are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. Leasehold improvements are amortized over the shorter of the estimated useful life of the asset or the lease term. Equipment held for lease is depreciated over the initial term of the lease to the equipment's estimated residual value.

The Company assesses the recoverability of its long-lived assets whenever adverse events or changes in circumstances or business climate indicate that expected undiscounted future cash flows related to such long-lived assets may not be sufficient to support the net book value of such assets. If undiscounted cash flows are not sufficient to support the recorded assets, impairment is recognized to reduce the carrying value of the long-lived assets to their estimated fair value. Cash flow projections are subject to a degree of uncertainty and are based on management's estimate of future performance. Additionally, in conjunction with the review for impairment, the remaining estimated lives of certain of the Company's long-lived assets are assessed.

Deferred Revenue. Deferred revenue includes amounts billed to or received from customers for which revenue has not been recognized. This generally results from deferred software maintenance revenues that are recognized over the term of the contract, which generally range from 1-4 years. Also included in deferred revenue is revenue from the sale of enhanced and extended warranties, which are recognized as the related services are provided, which generally range from 3-5 years. These enhanced/extended warranties are deferred based on guidance provided in Technical Bulletin 90-1, "Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts", and are valued based on the list price, net of any discounts offered to the customer.

Prepaid Maintenance and Warranty Costs. Prepaid maintenance and warranty costs include amounts paid to third party software vendors, outsourced providers of warranty fulfillment services and technology insurance vendors for which the related revenue has been deferred. These costs are recognized ratably with the related revenue.

Royalties: The Company has royalty-bearing license agreements allowing it to sell certain hardware and software products and to use certain patented technology. Royalty costs are accrued and included in cost of goods sold when the related revenue is recognized.

Accrued Warranties: The Company records warranty liabilities at the time of sale for the estimated costs that may be incurred under its standard limited warranty. The specific warranty terms and conditions vary depending upon the product sold, but generally include technical support, repair parts, labor and a period ranging from 90 days to five years. Factors that affect the warranty liability include the number of installed units currently under warranty, historical and anticipated rates of warranty claims on those units, and cost per claim to satisfy warranty obligations. The Company regularly reevaluates its estimate to assess the adequacy of its recorded warranty liabilities and adjust the amounts as necessary. If circumstances change, or a dramatic change in the failure rates were to occur, the estimate of the warranty accrual could change significantly.

Product and Process Technology: Costs related to the conceptual formulation and design of products and processes are expensed as incurred as research and development. Costs incurred to establish patents and acquire product and process technology are capitalized. There were no such costs capitalized as of December 31, 2005. Capitalized costs

are amortized using the straight-line method over the shorter of the estimated useful life of the technology, the patent term, or the agreement, ranging up to ten years.

Shipping Costs: Shipping and handling costs are included in cost of sales in the accompanying consolidated statement of income for all periods presented.

Research, Development, and Engineering Costs — Research, development, and engineering costs are expensed as incurred, in accordance with SFAS No. 2, *Accounting for Research and Development Costs.* Research, development, and engineering expenses primarily include payroll and headcount related costs, contractor fees, infrastructure costs, and administrative expenses directly related to research and development support.

Advertising: Advertising costs, which are included in sales, general and administrative expense, are expensed as incurred. The company incurred approximately $383,000 in net advertising in fiscal 2005 and approximately $176,000 in fiscal 2004.

Income Taxes

The Company recognizes deferred tax liabilities and assets based on the differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years. The Company's temporary differences result primarily from capitalized software, deferred revenue and property and equipment.

Stock-Based Compensation – Stock Options

The Company has determined the value of stock-based compensation arrangements under the provisions of APB Opinion No. 25 "Accounting for Stock Issued to Employees"; and will make pro forma disclosures required under SFAS No. 123,"Accounting for Stock-Based Compensation." SFAS No. 123 permits the use of either a fair value based method of the method defined in APB No. 25 to account for stock-based compensation arrangements. Companies that elect to use the method provided in APB No. 25 are required to disclose the pro forma net income (loss) and earnings per share that would have resulted from the use of the fair value based method.

	Year Ended December 31, 2005	2004
Net loss available to common shareholders—as reported	**$ (16,740,823)**	**$ (3,193,343)**
Add: stock-based employee compensation included in net income	**$ 5,749,187**	**$ 27,332**
Deduct: total stock-based employee compensation expense determined under fair market value method for an award	**$ (208,679)**	**$ (349,582)**
Net loss available to common shareholders—pro forma	**$ (11,200,315)**	**$ (3,515,593)**
Basic loss per common share—as reported	**$ (3.05)**	**$ (1.59)**
Basic loss per common share—pro forma	**$ (2.04)**	**$ (1.75)**

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. All options are granted at fair market value on the date of the grant. No options have been re-priced or had their maturities extended during the year ended December 31, 2005. In terms of the provisions of our Incentive Option Plans, employees, with vested options, who leave the employment of the Company, are required to exercise or forfeit their options within 90 days after leaving employment regardless of the exercise period of the initial grant.

As a result of rewarding certain HyperSpace employees for their contribution in the consummation of the merger and as a consequence of various severance and termination agreements entered into with former HyperSpace employees as a result of the merger, the Company has accelerated the vesting of 178,608 stock options at September 30, 2005. 152,858 of these options are to former or current HyperSpace officers. The exercise prices on these accelerated options range from $1.98 to $4.55, all of which are below the price of the stock as of September 30,

2005. All of these options would have vested within the next 12 months. Typically stock options granted vest equally over a three-year period.

The following table provides the weighted-average assumptions used at December 31, 2005 and 2004 for all Black-Scholes calculations in the financial statements:

	December 31,	
	2005	2004
Approximate risk free rate	4.5 %	3.59 %
Average expected life	10 years	10 years
Dividend yield	— %	— %
Volatility	25 %	25 %

Stock Based Compensation – Restricted Stock Units

Prior to the merger, designated MPC officers and key employees had been granted rights to receive a portion of the proceeds of certain liquidity events. The merger with HyperSpace qualified as such an event. As a result, MPC officers and key employees were contractually entitled to 15% of the total consideration payable in the merger in full satisfaction of all obligations under the plan established by its prior owner. As part of the merger agreement and pursuant to agreements signed with these MPC officers and key employees, and as part of an incentive and ongoing retention plan, HyperSpace assumed the responsibility for issuing 1,223,882 restricted stock units after the consummation of the merger which will vest periodically over the subsequent twelve months. Any MPC personnel who receive restricted stock units, and who leave the Company voluntarily or for cause after the merger and before these stock and option awards vest, will forfeit such awards. As these stock awards are made, after the consummation of the merger, the Company records a non-cash compensation expense as these restricted stock units vest.

Basic Loss Per Share: The Company applies the provisions of SFAS No. 128, "Earnings Per Share". For the year ended December 31, 2005 and 2004, total stock options, stock warrants and convertible debt of 8,599,857 and 4,923,251, respectively were not included in the computation of loss per share because their effect was antidilutive; however, if the Company were to achieve profitable operations in the future, they could potentially dilute such earnings. The Company's basic and diluted loss per share is equivalent and accordingly, only basic loss per share has been presented.

Segment Data: The Company reports segment data based on the internal reporting that is used by senior management for making operating decisions and assessing performance. This meets the criteria of SFAS 131, *Disclosures about Segments of an Enterprise and Related Information.*

New Accounting Pronouncements

In December 2004, the FASB issued SFAS 123R "Share-Based Payment," a revision to FASB No. 123, SFAS 123R replaces existing requirements under SFAS No. 123 and APB Opinion NO. 25 and requires public companies to recognize a compensation expense an amount equal to the fair value of share-based payments granted, such as employee stock options. This is based on the grant-date fair value of those instruments. SFAS 123R also affects the pattern in which compensation cost is recognized, the accounting for employee share purchase plans and the accounting for income tax effects of share-based payment transactions. SFAS 123R will be effective commencing January 1, 2006.

As of December 31, 2005, the Company has no unvested stock options and does not intend to use stock options as a compensation tool in the future. Effective with the completion of the merger, the Company's Compensation Committee has determined that Restricted Stock Units are the form of stock compensation that it will use for employees. Accordingly, SFAS 123R is unlikely to have any impact on the Company. As discussed in the financial statements, the Company does take a charge to its Statement of Operations for the fair value of Restricted Stock Units issued on the dates the awards vest.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs: an amendment of ARB No. 43, Chapter 4," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not believe the provision of SFAS No. 151, when applied, will have a material impact on our financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-monetary Assets," which amends a portion of the guidance in Accounting Principles Board Opinion (APB) No. 29, "Accounting for Non-monetary Transactions." Both SFAS No. 153 and APB No. 29 require that exchanges of non-monetary assets should be measured based on fair value of the assets exchanged. APB No. 29, however, allowed for non-monetary exchanges of similar productive assets. SFAS No. 153 eliminates that exception and replaces with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Any non-monetary asset exchanges will be accounted for under SFAS No. 153; however we do not expect SFAS No. 153 to have a material impact on our financial position, results of operations or cash flows.

In May 2005, the FASB issued Statement No. 154, *Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3 ("SFAS 154").* This Statement replaces APB Opinion No. 20, *Accounting Changes,* and FASB Statement No. 3, *Reporting Accounting Changes in Interim Financial Statements,* and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. SFAS 154 is effective for accounting changes and corrections of error made in fiscal years beginning after December 15, 2005. Consequently, HyperSpace will adopt the provisions of SFAS 154 for its fiscal year beginning on January 1, 2006. Management currently believes that adoption of the provisions of SFAS 154 will not have a material impact on HyperSpace's consolidated financial statements.

In June 2005, the Emerging Issues Task Force (EITF) reached a final consensus on Issue 05-6, *"Determining the Amortization Period for Leasehold Improvements"* to provide additional guidance with regard to the application of lease term under Paragraph 9 of FASB Statement No. 13, *Accounting for Leases*, which indicates that for the purposes of lease classification, a lease term cannot be changed unless either: (*a*)modifications of lease provisions result in the lease being considered a new agreement or (*b*) extension or renewal beyond the existing lease term occurs. The consensus position reached was that an amortization period for a leasehold improvement would be based on the shorter of asset life or lease term, including renewals that are reasonably assured. Management currently believes that adoption of the provisions of this EITF will not have a material impact on HyperSpace's consolidated financial statements.

*Note 4 – **Property and Equipment***

Property and equipment consist of the following:

		December 31, 2005
Computer Equipment	$	1,089,117
Leasehold Improvements	$	184,050
Production Machinery and Equipment	$	5,275,500
Office Equipment	$	1,011,490
Software	$	1,875,851
	$	9,436,008
Less Accumulated Depreciation	$	(1,622,992)
	$	7,813,016

*Note 5—**Notes Payable and Debt***

		December 31, 2005
Line of Credit	$	22,570,897
Debt Incurred in Merger		561,979
Convertible Bridge Loans		347,619
Other Debt		361,473
Total Notes Payable and Debt	$	23,841,968
Long-term Portion		20,557
Current Portion of Notes Payable and Debt	$	23,821,411

All amounts are inclusive of accrued interest.

Line of credit: In July 2005, MPC replaced its credit facility with a three-year facility provided by Wachovia Capital Finance Corporation (Western). On March 24, 2006, MPC entered into an amendment to this facility which provides for borrowings totaling $25 million. The maximum borrowings under the revolving line of credit are subject to a borrowing base calculated primarily on eligible receivables and inventory. The interest rate on the line of credit is prime rate plus 2.5%. Under the credit facility, MPC is subject to certain financial and other covenants including EBITDA and limitations on the amount of property, plant and equipment that can be purchased. As of December 31, 2005, MPC was in violation of its EBITDA covenant for the fourth quarter but has obtained a waiver for such violation.

Debt Incurred in Merger: $550,000 is due July 2006 including any unpaid interest, which is accrued at 5% per annum. The holders shall have the right, at any time prior to payment (or pre-payment), to convert all or any part of the then outstanding balance of principal and interest under these notes into shares of common stock at the conversion price of $3.00 per share, which was determined at the date of issuance. The common stock underlying these notes are covered by a registration rights agreement.

Convertible Bridge Loans: These notes were issued prior to the Company's IPO. The outstanding amount is due April 2006 including any unpaid interest which is accrued at 12% per annum. The holder shall have the right, at any time prior to payment (or pre-payment), to convert all or any part of the then outstanding balance of principal and interest under these notes into shares of common stock at the conversion price of $3.50 per share. The notes include detachable warrants for purchase of common stock. The value of the warrants was recorded as interest expense in 2004. All assets of the Company collateralize the notes. These notes have registration rights.

In connection with the above two sections: Warrants and convertible debt issued in connection with financing activities are subject to the provisions of Emerging Issues Task Force (EITF) Issue 00-19: *Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock*. EITF 00-19 describes which derivatives should be classified as either equity or liability. If the derivative is determined to be a liability, the liability is fair valued each reporting period with the changes recorded to the consolidated balance sheet and consolidated statement of operations. In regards to the convertible debt the Company has reviewed the requirements of EITF 00-19 and has determined that the embedded conversion option would qualify as equity under EITF 00-19 and would not be subject to bifurcation from the host instrument.

Founder's Note: With respect to the Note Payable to Founder, the Founder converted $24,500, the final amount outstanding on the note, during the year ended December 31, 2005. The amount was converted at a price of $3.50 per share.

The following represents our debt commitments as of December 31, 2005:

	Total	< 1 year	1 to 3 years	3 to 5 years	> 5 years
Line of Credit	$ 22,570,897	$ 22,570,897	$ -	$ -	$ -
Debt Incurred in Merger	561,979	561,979	-	-	-
Convertible Bridge Loans	347,619	347,619	-	-	-
Other Debt	361,473	340,916	20,557	-	-
Total Notes Payable and Debt	$ 25,841,968	$ 23,821,411	$ 20,557	$ -	$ -

Note 6 – Shareholder's Equity

2005 Stock Issuances

In 2005, the Company had the following issuances of Common Stock:

Stock Issuance	# Shares		$ Amount
Common Stock Issued as consideration for MPC Merger	3,670,716	$	19,313,273
Common Stock issued for exercise of warrants for cash	3,161,000	$	9,034,800
Common Stock issued for conversion of notes payable and interest	186,348	$	782,451
Common Stock issued for exercise of stock options (cashless)	94,456	$	583,389
Common Stock issued for exercise of warrants (cashless)	14,626	$	52,785
Valuation of warrant exchange	-	$	3,244,640
Stock Compensation Expense on RSU's issued in merger	-	$	6,206,856
Total 2005 Stock Issuances	7,127,146	$	39,218,194

As described in footnote 13, the company issued additional shares of common stock after year-end relating to additional exercises warrants for cash.

Stock Options and Restricted Stock Units

In September 2001, the Company established an Incentive Plan Stock Option Plan ("2001 Plan") under which stock options were granted with vesting periods ranging from one to two years with terms of not more than 10 years and exercise prices equal to the fair market value of the stock at date of grant. A total of 1,428,571 shares of common stock were authorized for issuance under this plan. In July 2004, the Company's Board and shareholders voted to provide that not more than 871,619 options be issued under the 2001 plan and also voted to create the 2004 Equity Incentive Plan ("2004 Plan") which reserved an additional 700,000 shares of common stock for issuance as options or restricted stock. In 2005, the Company's Board and shareholders voted to increase the shares available for issuance under the 2004 plan to 5,000,000 shares.

The following table presents the activity for stock options outstanding under the 2001 and 2004 Plans:

	Employee Incentive Stock Options	Employee Non-Qualified Stock Options	Third Party Consultant Options		Weighted Average Exercise Price
Outstanding - December 31, 2003	349,106	154,999	119,679	$	3.50
Granted	93,143	90,429	47,263	$	4.41
Forfeited/Cancelled	(43,570)	(85,000)	(8,300)	$	3.50
Exercised	(7,143)	-	(39,285)	$	3.50
Outstanding - December 31, 2004	391,536	160,428	119,357	$	3.82
Granted	100,000	100,000	-	$	2.82
Forfeited/Cancelled	(6,250)	(25,000)	(27,641)	$	3.38
Exercised	(145,713)	(27,500)	(26,215)	$	3.86
Outstanding - December 31, 2005	339,573	207,928	65,501	$	3.53

The following table presents the composition of options outstanding and exercisable:

	Options Outstanding				Options Exercisable	
Range of Exercise Prices	Number		Price	Life	Number	Price
At December 31, 2004						
$2.42 to $3.50	480,357	$	3.48	5.72	386,071	$ 3.50
$3.85 to $5.50	190,964	$	4.66	7.13	36,606	$ 5.02
	671,321	$	3.82	6.12	422,677	$ 3.63
At December 31, 2005						
$2.42 to $3.50	508,430	$	3.19	6.84	508,430	$ 3.19
$3.85 to $6.26	104,572	$	5.08	5.03	104,572	$ 5.08
	613,002	$	3.51	6.53	613,002	$ 3.51

During the year ended December 31, 2005, the Company reinstated 12,500 stock options at an average exercise price of $3.60 for a third party consultant whose options previously were considered expired as of December 31, 2003. The options were granted under the 2001 Plan and were erroneously considered expired 30 days from the end of the consulting agreement or September 30, 2003 due to terms in the consulting agreement. Since the consulting agreement called for a three-year expiration period, the Company has corrected this error and restated the options outstanding at December 31, 2003.

The following table presents the activity for restricted stock units outstanding under the 2004 Plan:

	# of Restricted Stock Units Granted	Weighted Average Stock Price
Outstanding - December 31, 2004	-	$ -
Granted	1,309,806	$ 6.15
Forfeited/Cancelled	(4,516)	$ 6.11
Exercised	-	$ -
Outstanding - December 31, 2005	1,305,290	$ 6.15

Warrants – Common Stock

During 2005, the Company issued 4,268,276 warrants at an exercise price of $3.00 and 1,280,482 warrants at an exercise price of $5.50 as consideration for the acquisition of MPC. Additionally, the Company issued 300,000 warrants at an exercise price of $3.00 to two investment banking firms for work performed in connection with the merger. During December 2005, the Company also exchanged an aggregate of 3,161,000 warrants with a $3.00 exercise price for 1,053,667 warrants with a $5.50 exercise price to holders of certain HyperSpace warrants issued in connection with the merger. As discussed in footnote 13, the Company exchanged and issued additional warrants after year-end.

The Company used the Black-Scholes method to compute the value of the warrants issued in 2005. For the 1,053,667 warrants issued in connection with the warrant exchange, the Company incurred interest expense of $3,244,640.

The following table presents the activity for warrants outstanding on our Common Stock:

	Number of Warrants		Weighted Average Exercise Price
Outstanding December 31, 2003	89,929	$	3.73
Issued	361,286	$	5.04
Issued as part of the IPO	3,600,000	$	5.50
Forfeited/Cancelled	-		
Exercised	(61,607)	$	3.81
Outstanding December 31, 2004	3,989,608	$	5.44
Issued	6,902,424	$	3.85
Forfeited/Cancelled	(357)	$	4.38
Exercised	(3,191,466)	$	3.01
Outstanding December 31, 2005	7,700,209	$	5.02

All of the outstanding warrants are exercisable and have a weighted average remaining contractual life of 6.63 years as of December 31, 2005.

Warrants - Units

As part of our IPO, we issued 90,000 warrants to purchase units (one share and two ordinary share warrants) to underwriters. Such warrants are exercisable at 154% of the IPO price of the units, i.e. at $9.08 per unit. The underwriters must also pay $0.001 per unit for the warrants. These warrants are exercisable for four years from October 1, 2005. These warrants on units are not included in the above table.

Note 7 -- Acquisition of MPC

In July 2005, the Company acquired MPC which achieved the Company's objective to acquire a business the Company believed would help in adding technological value, expanding geographical reach, and realizing additional sales. Goodwill of $23.4 million has arisen as a result of this transaction based on the excess of the purchase price over the fair value ascribed to MPC's customer relationships, trade names and the revaluation of certain property, plant and equipment less the liabilities assumed in the acquisition. There was no purchased research and development due to its non-proprietary nature. The consideration for the MPC acquisition consisted of the issuance of stock and warrants valued at approximately $24.5 million including transaction costs. The purchase price calculation is as follows:

	In Thousands Except Per Share	
Shares of HCO Common Stock		3,671
Price of HCO Common Stock	$	3.21
Value of Common Stock Issued	$	11,765
Fair Value of Warrants Issued	$	7,241
Plus: HCO and MPC Merger Costs	$	5,494
Total Purchase Price	$	24,500

The acquisition of MPC has been accounted for as a business combination with HyperSpace being the acquirer under SFAS No. 141, "Business Combinations". The results of MPC have been included with HyperSpace's since acquisition. Assets acquired and liabilities assumed will be recorded in the Company's fiscal 2005 consolidated balance sheet at their estimated fair values as of July 25, 2005. An allocation of purchase price to the assets acquired and liabilities assumed at the date of acquisition is presented in the table below. The allocation of the purchase price to tangible and intangible assets is based upon management's estimates and assumptions as well as an independent third party valuation expert. The purchase price allocation has been adjusted by a net $1.4 million since September 30, 2005, as a result of decreased liabilities from those estimated at the time the transaction closed. This allocation may be subject to further adjustments arising from working capital adjustments and the finalization of actions to be taken and charges associated with the integration of HyperSpace and MPC.

The independent third party engaged by the Company determined that the following intangible assets exist at MPC as of the date of the acquisition: customer lists and relationships of $31.9 million, trade mark and trade name of $2.3 million and non-compete agreements of $90,000. These intangible assets are amortized over their expected lives as determined by the independent valuation firm. The independent third party determined that MPC's property, plant and equipment had a value of $8.8 million. This is being depreciated over three years.

The total purchase price has been allocated as follows (in thousands):

Current Assets	$	96,054
Goodwill		23,427
Acquired Intangibles		34,320
Property and Equipment		8,970
Other Assets		2,493
Total Assets Acquired		165,264
Current Liabilities		(97,154)
Current Debt		(24,580)
Long-term Debt		(2,114)
Long-Term Liabilities		(16,916)
Total Purchase Price	$	24,500

The fair value of HyperSpace's common stock price, as determined by the average closing price on the American Stock Exchange, on the two business days before and after the merger was announced on March 21, 2005, was $3.21. The fair value of the HyperSpace warrants to be issued were estimated using Black-Scholes valuation assumptions, including a ten year expected life which corresponds to the actual exercise period of the warrant grant, a volatility rate of 25% which is the assumed volatility of the HyperSpace stock, an approximate risk free interest rate of 3.5% and a zero percentage dividend yield.

The merger costs include investment-banking expenses, legal and accounting fees, printing expenses and other merger related costs. Included in these deal costs is the fair value of warrants issued to certain investment bankers in the amount of $308,000. This amount was determined using the Black-Scholes pricing model using the same assumptions as discussed above. In addition, merger costs include approximately $545,000 in severance expenses paid to former MPC employees who have left the Company subsequent to the merger. These costs also include approximately $1 million in stock compensation costs associated with the accelerated vesting of RSU's to these former employees.

Pro Forma Financial Information

The unaudited financial information in the table below summarizes the combined results of operations of HyperSpace and MPC, on a pro forma basis, as though the companies had been combined as of the beginning of the period presented. This pro forma financial information is presented for informational purposes only and is not necessarily indicative of the results of operations that would have been achieved had the acquisition taken place at the beginning of the year.

	Year Ended December 31, 2005	Year Ended December 31, 2004
Revenues	**$ 366,603,026**	**$ 428,474,293**
Cost of Goods Sold	**324,898,084**	**371,674,136**
Gross Margin	**41,704,942**	**56,800,157**
Operating Expenses	**58,333,941**	**63,297,732**
Operating Income (Loss)	**(16,628,999)**	**(6,497,575)**
Non-Operating (Income)/Expense	**11,869,481**	**2,799,087**
Preferred Dividends	**-**	**72,489**
Net Income (Loss)	**$ (28,498,480)**	**$ (9,369,151)**
Basic and Diluted Income (Loss) per share	**$ (3.77)**	**$ (1.79)**

Note 8 Accrued Warranty

The Company accrues for warranty liabilities at the time of the sale for estimated costs that may be incurred under its basic limited warranty. Changes in the Company's aggregate accrued warranty are presented in the following table (in thousands):

		Year Ended December 31, 2005
Accrued warranties at the beginning of the period	$	8,135
Cost accrued for new warranties		1,183
Service obligation honored		(4660)
Accretion of interest under purchase accounting		116
Accrued Warranties at the end of the period	$	4,774

Note 9—Related Party Transactions

The Company's policies prohibit loans to Directors, Officers and Employees. There were no such loans outstanding at any time during the year ended December 31, 2005.

The Company had a loan outstanding from its founder that arose prior to its IPO and this loan was paid in full as of December 31, 2005.

On September 28, 2005 the Company entered into a one-year consulting agreement with one of its directors to provide merger and acquisition consulting services to the company. The base fee is $10,000 per month and there is a success fee of $100,000 and certain stock awards in the event of a consummated acquisition by the Company. This director has recently resigned. This director was also affiliated with Gores Technology Group, the former owner of MPC. The Board of Directors has determined that this agreement is on an arms-length basis.

Note 10—Income Taxes

Through 2005, the Company generated losses for both financial reporting and tax purposes. As a result, for income tax return reporting purposes, the Company may utilize approximately $13.1 million of net operating loss carryforwards, which begin to expire in 2022 and are available as late as 2025. The Tax Reform Act of 1986 contains provisions which may limit the net operating loss carryforwards available to be used in any given year if certain events occur, including significant changes in ownership interests. In July 2005, an independent tax services firm conducted a limited analysis of the availability of the net operating loss carryforwards and determined the estimated Section 382 annual limitations resulting from ownership changes in 2004 and 2005. Barring any change in facts and circumstances or any significant change in ownership or tax laws, we will be able to utilize $967,408, of net operating losses annually for losses generated prior to the ownership change on September 30, 2004 and $998,155 annually for losses generated by the Company from the post-IPO date to the merger with MPC Computers.

The Company has determined that $9.1 million and $2.4 million of deferred tax assets as of December 31, 2005 and 2004, respectively, did not satisfy the realization criteria under accounting principles generally accepted in the United States of America as set forth in SFAS 109, primarily due to the Company's history of operating losses. Accordingly, a valuation allowance has been recorded against the Company's deferred tax assets. Should

management conclude that these deferred tax assets are, at least in part, realizable, the valuation allowance will be reversed to the extent of such realizability. The reversal of the valuation allowance, if any, would be recognized as deferred income tax benefit, excluding the reversal of non-qualified stock-based compensation, which will be recognized as an increase to Additional Paid-in Capital.

The significant components of the net deferred tax asset at December 31, 2005 and 2004 consists of the following:

	Net Balance at 31-Dec-05	Net Balance at 31-Dec-04
Deferred Tax Assets:		
Non-Current:		
Stock based compensation	2,206,631	8,813
Accrued Expenses	724,652	0
Property Plant and Equipment	0	59,532
Deferred Revenue	9,421,714	0
Litigation Reserve	0	0
Other	56	56
Valuation Allowance	(562,518)	(64,061)
Current:		
Allowance for Doubtful Accounts and Returns	925,933	0
Capitalized Inventory	162,995	0
Inventory Reserves	1,721,419	0
Accrued Expenses	236,250	25,547
Litigation Reserve	152,162	0
Net Operating Loss	5,340,215	2,306,824
Valuation Allowance	(8,538,974)	(2,332,371)
Total Net Deferred Tax Assets	**11,790,535**	**4,340**
Deferred Tax Liabilities:		
Property Plant and Equipment	(2,389,627)	0
Intangible Assets	(9,396,640)	0
Other	(4,268)	(4,340)
Total Deferred Tax Liabilities	**(11,790,535)**	**(4,340)**
Net Deferred Tax Asset & Liabilities	**0**	**0**

Income tax expenses differed from the amounts computed by applying the U.S. Federal and State income tax rates to loss before income taxes as a result of the following:

	2005		2004	
Rate Reconciliation:				
Book Income Before Taxes	(16,740,821)		(3,193,341)	
Federal Tax	(5,691,879)	-34.00%	(1,085,736)	-34.00%
State Taxes	(692,945)	-4.14%	(97,589)	-3.06%
Change in Valuation Allowance	5,110,201	30.53%	1,076,665	33.72%
Other Permanent Items	-	0.00%	26,862	0.84%
True-up NOL for Permanent Items	-	0.00%	(23,480)	-0.74%
Meals & Entertainment	65,128	0.39%	3,172	0.10%
Fines & Penalties	6,926	0.04%	-	0.00%
ISO - Disqualifying Dispositions	-	0.00%	6,040	0.19%
Nondeductible Interest	1,202,569	7.18%	94,060	2.95%
Income Tax Benefit	-	0.00%	(6)	0.00%

Note 11—Segment Information

The Company sells almost entirely into the US market and is managed in the following segments: US Federal Government, State/Local/Education ("SLE") and Mid-sized Business. The Company also manages its business by product type as detailed below. The HyperSpace software revenue is classified in the Mid-sized Business and Third Party and Other categories. The following information is provided as if the merger has occurred as of the beginning of fiscal 2004.

Sales and Operating Income (Loss) by Market Segment

	For the Year Ended December 31,			
	2005 Net Sales	2005 Operating Inc(Loss)	2004 Net Sales	2004 Operating Inc(Loss)
US Federal Government	$ 158,825,338	$ (9,739,129)	$ 213,621,150	$ (6,073,802)
SLE	$ 90,809,312	$ (5,088,342)	$ 101,363,291	$ (3,004,251)
Mid-sized Business	$ 116,968,376	$ (1,801,527)	$ 113,489,852	$ 2,580,479
Total	$ 366,603,026	$ (16,628,999)	$ 428,474,293	$ (6,497,575)

Sales and Operating Income (Loss) by Product

	For the Year Ended December 31,			
	2005 Net Sales	2005 Operating Inc(Loss)	2004 Net Sales	2004 Operating Inc(Loss)
Systems	$ 247,628,000	$ (6,806,446)	$ 293,170,327	$ 1,447,779
Third Party and Other	$ 118,975,026	$ (9,822,553)	$ 135,303,966	$ (7,945,354)
Total	$ 366,603,026	$ (16,628,999)	$ 428,474,293	$ (6,497,575)

A concentration of credit risk may exist with respect to trade receivables, particularly MPC customers within the US Federal Government. The Company performs ongoing credit evaluations on a significant number of its customers and collateral from its customers is generally not required. One customer accounted for approximately 30% of trade receivables as of December 31, 2005 and 18% of revenues for fiscal 2005.

A concentration of risk may exist with respect to the Company's suppliers. The Company purchases certain products from single sources. In some cases, alternative sources of supply are not available. In other instances, the Company has established a procurement relationship with a single source if it determines that it makes business sense. In both of these situations, if the supply by a critical single-source supplier were interrupted or suspended, the Company's ability to ship products in a timely manner will be adversely affected. In cases where alternative suppliers are available, the establishment and procurement from these alternative suppliers will result in delays and losses of sales, which will have an adverse effect on the Company's operating results.

The Company does not allocate assets, non-operating income and expenses or income tax expense to their market segments.

Note 12 – Commitments and Contingencies

Contractual Obligations

We are obligated to make future payments under various contracts, such as operating leases, royalty and licensing agreements and unconditional purchase obligations. The following represents our contractual commitments as of December 31, 2005 (in thousands):

Contractual Obligations and Commitments:
(In Thousands)

		Total		< 1 year		1 to 3 years		3 to 5 years		> 5 years
Operating leases		4,620		1,955		2,591		74		-
Royalty/licensing agreements (1)		2,801		2,797		4		-		-
Severance Agreements		195		180		15		-		-
Employment Agreements		2,280		1,520		760		-		-
Outstanding purchase orders (2)		33,921		33,921		-		-		-
Other Obligations		1,235		955		170		110		-
Total contractual cash obligations	$	45,052	$	41,328	$	3,540	$	184	$	-

(1) MPC has royalty-bearing license agreements that allow it to sell certain hardware and software that is protected by patent, copyright or license. Royalty costs are accrued and included in cost of goods sold when products are shipped or amortized over the period of benefit when the license terms are not specifically related to the units shipped.

(2) Purchase orders represent orders placed by us to purchase goods or services that are generally enforceable, unless cancelled by the company before fulfillment and specify all significant terms, including: the quantity to be purchased, the price to be paid and the timing of the purchase.

Subsequent to the merger, the Board of Directors approved a Management Incentive Plan for certain key MPC and HyperSpace employees for the remaining six months of fiscal 2005. No amounts are accrued as of December 31, 2005 as no amounts were earned.

The Company leases various office and production facilities and certain other property and equipment, under operating lease agreements expiring through 2010, with optional renewal periods thereafter. The Company has three primary locations: a corporate office for HyperSpace in Englewood, Colorado, a 340,000 square foot production facility in Nampa, Idaho, and a 15,500 square foot facility in Waukesha, Wisconsin. The Englewood lease expires in July 2010, the Nampa, Idaho facility expires in May 2008 and the Waukesha, Wisconsin facility in June 2006.

In September 2005 we have entered into employment agreements with five of our key officers. The details of these are included in a Form 8-K filed with the SEC on December 31, 2005. These agreements bear standard employment terms and conditions. The employment agreements are effective through April 1, 2007 and automatically extend for additional one-year terms at the company's option. These agreements carry minimum annual base salaries of approximately $1.5 million. In addition, the company has an agreement in place with its former CEO for approximately $195,000 to be paid mostly in 2006.

Litigation

MPC was previously involved in litigation in the Eastern District of Wisconsin. The suit involved a dispute with regards to a post-closing purchase price adjustment in connection with the purchase by MPC's subsidiary, MPC Solutions Sales, LLC, of certain assets from Omni Tech Corporation in August 2003. Omni Tech had demanded a payment of $2.7 million as part of the post closing purchase price adjustment provision under the purchase agreement. Omni Tech also expected to receive payment of a $2 million promissory note issued in connection with the acquisition and due in August 2006. MPC believed that it was entitled to an adjustment in its favor under the post closing purchase price adjustment provision of the purchase agreement. In March 2006, we reached an agreement with Omni Tech to settle the dispute, including satisfaction of the promissory note, by payment to Omni

Tech of $240,000. The settlement of the contingent liability was recorded as a reduction of Goodwill at December 31, 2005 as the liability was acquired in the acquisition of MPC by HyperSpace. The settlement amount of $240,000 is recorded as a current liability as of December 31, 2005.

On June 7, 2005, MPC was served with a first amended complaint in a lawsuit filed in the federal district court for the district of Utah, alleging infringement of certain patents, relating to floppy disk controllers, owned by Phillip Adams & Associates, LLC. MPC is investigating the matter and is identifying component suppliers so that it may prepare and tender indemnification demands. Because the case is in its early stages, MPC is not able to determine the financial impact, if any, arising from an adverse result in the matter.

The Company is involved in other various other legal proceedings from time to time in the ordinary course of its business. The Company investigates these claims as they arise. The Company is not currently subject to any other legal proceedings that the Company believes would have a material impact on its business. However, due to the inherent uncertainties of the judicial process, the Company is unable to predict the ultimate outcome or financial exposure, if any, with respect to these matters. While the Company intends to vigorously defend these claims and believes the Company has meritorious defenses available to it, there can be no assurance the Company will prevail in these matters. If any of these claims is not resolved in the Company's favor, it could have a material adverse effect on the Company's business, financial condition and results of operations

Note 13—Subsequent Events

New Warrant Exercises and Issuances

In January and February 2006, holders of certain warrants, issued in connection with the acquisition of MPC, transferred warrants to various other individuals and entities who then exercised those warrants and purchased from us an aggregate of 1,032,267 shares of its common stock at a price of $3.00 per share, for gross proceeds of approximately $3.1 million before commissions and other transaction expenses. The proceeds from the sales have been used for working capital and other corporate purposes. Concurrent with these transactions the Company issued 344,089 new ten-year warrants to the original warrant holders in at a purchase price of $5.50 per share. The company estimates that it will record an imputed non-cash interest expense of approximately $770,000 in the first quarter of 2006 based on the Black-Scholes valuation of the warrants issued.

Settlement of Omni-Tech Litigation

On March 29, 2006, we reached an agreement with Omni-Tech to settle an outstanding dispute for a one-time payment of $240,000. The settlement of the contingent liability was recorded as a reduction of Goodwill at December 31, 2005 as the liability was acquired in the acquisition of MPC by HyperSpace. The settlement amount of $240,000 is recorded as a current liability as of December 31, 2005.

Revised Wachovia Line of Credit Terms

On March 24, 2006, in response to MPC missing its fourth quarter EBITDA covenant, and in order to obtain a waiver therefore, the Company entered into an amendment to the Wachovia credit facility providing, among other things:

- A reduction in the maximum amount of the loan from $60 million to $25 million;
- An increase in the interest rate from prime plus 0.5% to prime plus 2.5%;
- A reduction in the amount which is loaned against inventory;
- Increasing the minimum liquidity from $1 million to $2.5 million;
- The term of the loan will expire on March 31, 2007; and
- Lower EBITDA requirement for the first quarter of 2006.

Engagement of Investment Bankers
On March 28, 2006, we entered into an agreement with the Maxim Group, an investment bank, for Maxim to act as a placement agent in connection with a private placement of up to $25 million of the Company's stock. It is contemplated that the transaction will be an offering of convertible preferred stock as well as warrants. The proceeds will be for general corporate purposes including the payment of certain past due amounts owed to vendors. The agreement does not guaranty that any amount will be raised by Maxim and the deal terms may differ materially from those currently contemplated. There is no commitment by Maxim to purchase any securities itself and there is no assurance that the transaction will be consummated.

EXHIBIT INDEX

Exhibit Number	Description of Document
2.1	Agreement and Plan of Merger, dated as of March 20, 2005 by and among the Registrant, Spud Acquisition Corp., GTG PC Holdings, LLC and GTG-Micron Holding Company, LLC, as amended (1)
3.1	Amended and Restated Articles of Incorporation of the Registrant, as amended (2)
3.2	Amended and Restated Bylaws of the Registrant (3)
4.1	Specimen common stock certificate (4)
4.2	Form of representatives' option for purchase of units (5)
4.3	Form of Warrant Agreement (5)
4.4	Form of Warrant (6)
4.5	2001 Equity Incentive Plan (7)
4.6	2004 Equity Incentive Plan (8)
10.1	Form of Employment Memorandum for certain MPC Computers Officers (11)
10.2	Form of Indemnity Agreement with each Director and certain Officers (11)
10.3*	Management Incentive Plan
10.4*	Commercial Lease with Micron Technology Inc., dated April 30, 2001, as amended
10.5	Employment Agreement between HyperSpace Communications, Inc. and John P. Yeros dated as of September 28, 2005 (9)
10.6	Employment Agreement between HyperSpace Communications, Inc. and Michael S. Adkins dated as of September 28, 2005 (9)
10.7	Employment Agreement between HyperSpace Communications, Inc. and Mark A. Pougnet dated as of September 28, 2005 (9)

10.8	Employment Agreement between HyperSpace Communications, Inc. and Brian T. Hansen dated as of September 28, 2005 (9)
10.9	Employment Agreement between HyperSpace Communications, Inc. and Adam M. Lerner dated as of September 28, 2005 (9)
10.10	Consulting Agreement between HyperSpace Communications, Inc. and Angela Blatteis dated as of September 28, 2005 (9)
10.11	Loan and Security Agreement, dated July 8, 2005, by and among MPC Computers, LLC, MPC G, LLC, MPC Solutions Sales, LLC, GTG PC Holdings, LLC, and Wachovia Capital Finance Corporation (Western) and Amendment No. 1, thereto (10)
10.12	Amendment No. 2 to Loan and Security Agreement, dated November 10, 2005 by and among MPC Computers, LLC, MPC G, LLC, MPC Solutions Sales, LLC, GTG PC Holdings, LLC, and Wachovia Capital Finance Corporation (Western) (12)
10.13	Amendment No. 3 to Loan and Security Agreement, dated March 24, 2006 by and among MPC Computers, LLC, MPC G, LLC, MPC Solutions Sales, LLC, GTG PC Holdings, LLC, and Wachovia Capital Finance Corporation (Western) (13)
10.14	Guarantee, dated July 25, 2005, by HyperSpace Communications, Inc. in favor of Wachovia Capital Finance Corporation (Western) (10)
10.15	General Security Agreement, dated July 25, 2005, by HyperSpace Communications, Inc. in favor of Wachovia Capital Finance Corporation (Western) (10)
21.1*	List of Subsidiaries
31.1*	Certification of the Chairman and Chief Executive Officer of HyperSpace Communications, Inc. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of the President of HyperSpace Communications, Inc. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.3*	Certification of the Chief Financial Officer of HyperSpace Communications, Inc. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1*	Certification of the Chairman and Chief Executive Officer of HyperSpace Communications, Inc. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of the President of HyperSpace Communications, Inc. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.3*	Certification of the Chief Financial Officer of HyperSpace Communications, Inc. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Filed herewith.

(1) Incorporated by reference to Exhibit No. 2.1 to the Registrant's Current Report on Form 8-K/A, filed with

the Securities and Exchange Commission on March 25, 2005 and on Form 8-K, filed on May 16, 2005 and July 12, 2005.

(2) Incorporated by reference to Exhibit No. 4.1 to the Registrant's Report on Form S-3, filed with the Securities and Exchange Commission on October 6, 2005.

(3) Incorporated by reference to Exhibit No. 3.2 to Amendment No. 1 to the Registrant's Registration Statement on Form SB-2, filed with the Securities and Exchange Commission on July 2, 2004.

(4) Incorporated by reference to Exhibit No. 4.1 to Amendment No. 3 to the Registrant's Registration Statement on Form SB-2/A, filed with the Securities and Exchange Commission on July 23, 2004.

(5) Incorporated by reference to Exhibit Nos. 4.7 and 4.8, respectively, to Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form SB-2, filed with the Securities and Exchange Commission on October 1, 2004.

(6) Incorporated by reference to Exhibit No. 4.9 to Amendment No. 7 to the Registrant's Registration Statement on Form SB-2, filed with the Securities and Exchange Commission on September 24, 2004.

(7) Incorporated by reference to Exhibit No. 4.2 to Amendment No. 1 to the Registrant's Registration Statement on Form SB-2, filed with the Securities and Exchange Commission on July 25, 2005.

(8) Incorporated by reference to Exhibit No. 99.2 on Form S-8, filed with the Securities and Exchange Commission on July 25, 2005

(9) Incorporated by reference to Exhibit Nos. 10.1, 10.2, 10.3, 10.4, 10.5 and 10.6, respectively, on Form 8-K,

filed with the Securities and Exchange Commission on September 30, 2005.

(10) Incorporated by reference to Exhibit Nos. 99.2, 99.3 and 99.4, respectively, on Form 8-K, filed with the

Securities and Exchange Commission on July 29, 2005.

(11) Incorporated by reference to Exhibit 10.4 and 10.5 on Form 10-QSB filed with the Securities and Exchange Commission on November 14, 2005.

(12) Incorporated by reference to Exhibit 10.15 on Form 10-QSB/A, filed with the Securities and Exchange Commission on November 16, 2005.

(13) Incorporated by reference to Exhibit 99.1, on Form 8-K, filed with the Securities and Exchange Commission on March 27, 2006.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-KSB/A
Amendment No. 1

☒ **ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended: December 31, 2005

☐ **TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _________ to:

Commission file number: 0-115404

HYPERSPACE COMMUNICATIONS, INC.
(name of small business issuer in its charter)

COLORADO	**84-1577562**
(State or other jurisdiction of incorporation or organization)	(IRS Employer identification No.)

116 Inverness Drive East, Englewood, Colorado 80111
(Address of principal executive offices)

(303) 566-6500
(Issuer's telephone number)

Securities registered under Section 12(b) of the Exchange Act:
Common Stock, no par value: **American Stock Exchange**
Warrants to Purchase Common Stock: **American Stock Exchange**

Securities registered under Section 12(g) of the Exchange Act: **None**

Check whether the issuer is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act.
☐

Check whether the issuer: (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act during past 12 months, and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any

amendment to this Form 10-KSB. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b–2 of the Exchange Act). Yes ☐ No ☒

State the issuer's revenues for its most recent fiscal year: $187,496,006

As of December 31, 2005, there were 10,859,575 shares of the issuer's no par value Common Stock outstanding and the aggregate market value of the common shares (based upon the average bid and asked prices on such date) of the Registrant held by non-affiliates was approximately $64.07 million.

Transitional Small Business Disclosure Format. Yes ☐ No ☒

EXPLANATORY NOTE

The terms "us", "we" and "our" refer to HyperSpace Communications, Inc. and our wholly owned subsidiaries. We are filing this Amendment No. 1 to our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005 (the "Form 10-KSB"), originally filed with the Securities and Exchange Commission on March 31, 2006, for the sole purpose of providing the information required by Part III of Form 10-KSB. We are also updating the signature page, the Exhibit List in Item 13 of Part III, and Exhibits 31.1, 31.2 and 31.3.

Pursuant to Rule 12b-25 under the Securities Exchange Act of 1934, as amended, the complete text of each of Items 10, 11, 12, 13 and 14 of Part III of Form 10-KSB is set further below. This Amendment No. 1 speaks as of the original filing date of the Form 10-KSB and reflects only the changes discussed above, and no other information included in the Form 10-KSB has been modified or updated in any way.

PART III

Item 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

We acquired MPC Computers, LLC, or MPC, which is now our wholly owned subsidiary, in July 2005. Individuals serving as our executive officers and directors and their ages as of March 31, 2006 are as follows:

Name	Age	Position
John P. Yeros	55	Chairman and Chief Executive Officer
Mark A. Pougnet	45	Chief Financial Officer and Treasurer
Michael S. Adkins	41	President
Brian T. Hansen	42	Vice President, General Counsel and Secretary
Adam M. Lerner	33	Exec. Vice President, Business Development, MPC Computers, LLC
Jeffrey E. Fillmore	48	SVP, Operations, MPC Computers, LLC
Paul R. Petersen	41	SVP, Product Mktg. & Development, MPC Computers, LLC
David E. Girard	51	Director
Eric D. Murphy	45	Director
Kent Swanson	61	Director
David A. Young	62	Director

JOHN P. YEROS (age 55) has served as our Chairman of the board since he founded our company in March 2001. Since July 2005, Mr. Yeros has also served as our Chief Executive Officer. He also served as our President and Chief Executive Officer from August 2002 to October 2003 and our Secretary from July 2004 until February 2005. Prior to establishing our company, Mr. Yeros was the founder and Chairman of Medix Resources (now Ramp Corp.; AMEX:RCO, formerly International Nursing Services, Inc.), from 1988-2000, and President and Chief Executive Officer from April 1996 to October 1999. Medix Resources developed and marketed software used in the healthcare industry to facilitate communications between physicians and related businesses such as labs and pharmacies. International Nursing Services was a temporary staffing agency for nurses. From 1977-1988, Mr. Yeros obtained substantial experience in the securities industry, serving with the brokerage houses of Merrill, Lynch, Pierce, Fenner & Smith Incorporated (account executive), E.F. Hutton & Company, Inc. (account executive), Hanifen, Imhoff Inc. (officer and branch manger), and B.C. Christopher (officer and branch and territory manager). Mr. Yeros holds a bachelors degree in Education from Wichita State University.

MARK A. POUGNET (age 45) has served as our Chief Financial Officer and Treasurer since March 2004. Previously, he was our interim Chief Financial Officer from December 2003 to February 2004. From February 2003 to November 2003, Mr. Pougnet was Vice President of Global Operations of Avaya Communication's Service Provider Division. Avaya is a communication systems, applications and services provider. He also operated a CFO consulting company, Pacific Mountain Consulting, from August 2002 to February 2003. From June 2000 to August 2003, he was founder, director and Chief Financial Officer of Avalanche Technology, Inc., a company involved in the offshore software development business where he managed significant international operations. From April 1997 to June 2000 he was a Service Line Director of the Business Process Outsourcing division of the audit and consulting firm Arthur Andersen LLP. Mr. Pougnet holds a bachelor's degree in commerce and a masters in accounting from the University of Natal in South Africa. He is a member of the Colorado Society of Certified Public Accountants.

MICHAEL S. ADKINS (age 41) has served as our President since July 2005. Additionally, Mr. Adkins has been President and Chief Executive Officer of our subsidiary, MPC Computers, LLC, since its creation in May 2001. Previously, Mr. Adkins held several positions with Micron Electronics, which he joined in 1996, including the positions of Direct Division President, Senior Vice President and Group General Manager, Vice President, Retail Operations and Senior Vice President of Manufacturing. Prior to joining Micron Electronics, Mr. Adkins was employed with Micron Technology for 10 years in various capacities, including, President of Systems Integration, a

wholly-owned subsidiary of Micron Technology, Purchasing Agent, Operations Manager and Business Unit Manager. Mr. Adkins attended Boise State University. Mr. Adkins also served in the Army for two years.

BRIAN T. HANSEN (age 42) has served as our company's Vice President, General Counsel and Corporate Secretary since August 2005. Mr. Hansen also serves as Sr. Vice President and General Counsel of MPC Computers, LLC. Mr. Hansen joined Micron Electronics in 1997 as Senior Corporate Counsel and subsequently served in various legal capacities with Micron Electronics, including Area Vice President, Legal and Corporate Secretary, before being named Vice President and General Counsel of MPC Computers in May 2001. Prior to joining Micron Electronics, Mr. Hansen practiced law with the firms of Holland & Hart and Holme Roberts & Owen. Mr. Hansen serves as a member of the Board of Directors of the Mountain West Chapter of the Association of Corporate Counsel. Mr. Hansen holds a J.D. from the University of Virginia School of Law and a B.A. in Economics from Brigham Young University.

ADAM M. LERNER (age 33) has served as Executive Vice President, Business Development and Sales of our subsidiary, MPC Computers, since February 2006. Mr. Lerner served as Executive Vice President and General Manager, Sales of MPC Computers from October 2001 to January 2005, and previously held the position of Executive Vice President, SMB Indirect Sales and Operations from May to October 2001. Previously, Mr. Lerner held several positions with Micron Electronics, which he joined as a strategy consultant in 1998, including Vice President of Commercial Sales, Area Vice President of Small-Medium Business Operations and Director of Small Business and Consumer Operations. Prior to working for Micron Electronics and MPC, Mr. Lerner worked as a principal in the Boston-based strategy consulting and venture capital firm Treacy & Company. Mr. Lerner also has extensive experience in financial services, having worked as a strategy consultant for Oliver, Wyman & Company in New York. Mr. Lerner holds a B.S. from the Wharton School of Business, University of Pennsylvania.

JEFFREY E. FILLMORE (age 48) has served as Senior Vice President, Operations of our subsidiary, MPC Computers, since February 2006. Mr. Fillmore joined Micron Electronics in 1996 and held several positions with Micron Electronics and MPC including: Vice President, Operations,; Manager of Database Marketing; Senior Manager, Bids and Contracts, Director, Sales Operations for its Commercial and International Sales subsidiary; Area Vice President of Operations and Group Controller and Vice President, Service and Support. Prior to joining Micron Electronics, Mr. Fillmore worked for Union Pacific Railroad for sixteen years where he held a variety of positions in finance and accounting. Mr. Fillmore holds a B.B.A in both Finance and Marketing from Idaho State University and an M.B.A. from Idaho State.

PAUL R. PETERSEN (age 42) has served as Senior Vice President, Product Marketing and Development of our subsidiary, MPC Computers, since February 2006 and served as Vice President, Product Marketing and Development since May 2001. Mr. Petersen joined Micron Electronics in 1993 as an R&D Engineer and subsequently held the positions of Manager of Desktop Product Research and Development; Director of the Desktop Products Group; Area Vice President, Desktop Products Group; and Area Vice President, Product Marketing/Product Development. Prior to joining Micron Electronics, Mr. Petersen held positions at other technology firms including Motorola, Hewlett Packard and Extended Systems. Mr. Petersen holds an Electronics Technicians Diploma from Devry Institute of Technology and a B.S. in Electrical Engineering from the University of Idaho.

DAVID E. GIRARD (age 51) has served as a director of our company since May 2002. Mr. Girard is currently Chief Operating Officer of CIBER, Inc., a position he has held since September 2005. CIBER is a system integration consultancy for both private and government sector clients. He has held a wide variety of positions during his 20 years in the computer software industry. From November 1998 until he retired in May 2001, Mr. Girard served as Chief Operating Officer of J.D. Edwards & Company, now Oracle Corporation. In this capacity he was responsible for marketing, product development, and worldwide field operations. Mr. Girard holds a bachelors degree in marketing from the University of Connecticut.

ERIC D. MURPHY (age 45) has served as a director of our company since July 2001. Mr. Murphy is President of Americas Business Development Computer Sciences Corporation, or CSC, and has served in that role since April 2006. Mr. Murphy previously served as Senior Partner and Vice President of Consulting for CSC, commencing in August 2001. CSC is an information technology services firm. Prior to CSC, he served as Executive Vice President of Corporate and Business Development for Agilera, Inc., an applications service provider from November 1999 to

May 2001. From October 1997 until November 1999, Mr. Murphy was a Partner in the Management Consulting business of Ernst & Young LLP. Mr. Murphy holds a B.S. in petroleum engineering from Marietta College.

KENT L. SWANSON (age 61) has served as a director of our company since December 2001. Mr. Swanson spent 33 years of his career with Accenture Ltd., an international consulting firm, before retiring in September 2001. As a Senior Partner in the firm, he was responsible for multiple and varied functions, including managing client service delivery for a wide range of industries and geographies, launching and developing Accenture's successful global outsourcing business both domestically and internationally, leading both B2B and mobile commerce initiatives, and serving as interim Chief Executive Officer for Exostar, LLC, an aerospace and defense industry eCommerce exchange founded by The Boeing Company, Lockheed-Martin Corporation, Raytheon Company and British Aerospace Public Limited Company. Mr. Swanson holds a bachelors degree in business from the University of Minnesota and an M.B.A from the University of Chicago.

DAVID A. YOUNG (age 62) has served as a director of our company since July 2005. Mr. Young is a financial executive who currently serves as the audit and finance committee chairman of the board of Trustees of Heald College in San Francisco and the audit committee chairman of Somera Communication, a NASDAQ listed company in Dallas. Prior to focusing on the board positions he currently holds, Mr. Young, from 2000 to his retirement in 2003, was Vice President and Chief Financial Officer at Adaptec, Inc. (data and digital storage solutions) where he was responsible for financial strategy. From 1994 to 2000, he was Vice President and Chief Financial Officer at Datum, Inc., a NASDAQ listed timing and synchronization company, where he oversaw 3X growth during his tenure. From 1992 to 1995 he was Chief Executive Officer and Chief Financial Officer at Blower-Dempsey, a private paper and chemical company. From 1966 to 1992, he held Chief Financial Officer and various other financial positions at Alpha Microsystems, Young Associates, MSI Data Corporation, Container Corporation of America and Magnavox Corporation. Mr. Young holds a B.S. in Accounting from Indiana University, Bloomington and is a past Chairman of Financial Executives International, a professional association for financial executives and advocate of responsible, ethical corporate financial management practices and continuous improvement in corporate governance.

CODE OF ETHICS

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The code of ethics is located on our Internet web site at http://www.ehyperspace.com. The information on our web site is not incorporated by reference into this annual report on Form 10-KSB. Any amendments to or waivers from a provision of this code of ethics will be posted on our web site. Shareholders may request a copy of the code of ethics by writing to HyperSpace Communications, Inc., Attn: Secretary, 116 Inverness Drive, East, Suite 265, Englewood, Colorado, 80111.

POLICY ON SHAREHOLDER COMMUNICATION

Our policy on shareholder communication with the board of directors can be found on our web site at http://www.ehyperspace.com. Our shareholders may contact the board of directors as a group or an individual director by U.S. Postal mail directed to the Chairman of the board of directors, c/o the Secretary of HyperSpace Communications, Inc., at 116 Inverness Drive, East, Suite 265, Englewood, Colorado 80111. Shareholder communications received by our Secretary will be promptly forwarded to the specific director addressed or to the full board of directors, as applicable. Shareholders should clearly specify in each communication, the name of the individual director or group of directors to whom the communication is addressed.

AUDIT AND CORPORATE GOVERNANCE COMMITTEE

Our board of directors has established an audit and corporate governance committee, which is comprised of three independent directors, Messrs. Young (chair), Swanson and Murphy. The audit and corporate governance committee assists the board in overseeing and reviewing: (1) the integrity of our financial reports and financial information provided to the public and to governmental and regulatory agencies; (2) the adequacy of our internal accounting systems and financial controls; (3) the annual independent audit of our financial statements, including the independent auditor's qualifications and independence; and (4) our compliance with law and ethics programs as established by management and the board. In its audit committee role, the audit and corporate governance committee:

- Has sole authority to select, evaluate, terminate and replace our independent auditors;
- Has sole authority to approve in advance all audit and non-audit engagement fees and terms with our independent auditors;
- Reviews the activities, plan, scope of authority, organizational structure and qualifications of any persons overseeing our accounting and financial reporting processes and the audits of our financial statements;
- Reviews our audited financial statements, public filings and earnings press releases prior to issuance, filing or publication; and
- Reviews our D&O policies and determines the adequacy thereof.

In addition, in its corporate governance committee role, the committee develops corporate governance guidelines for our company and recommends such guidelines to our full board of directors. The committee reviews and makes recommendations on matters involving general operation of the board and its committees, and annually recommends to the board nominees for each committee of the board.

The specific functions and responsibilities of the audit and corporate governance committee are set forth in the audit and corporate governance committee charter available on our web site at http://www.ehyperspace.com. Mr. Young chairs our audit and corporate governance committee and he qualifies as an audit committee "financial expert" as defined under SEC and American Stock Exchange rules and regulations and the other members of our audit and corporate governance committee satisfy the financial literacy requirements for audit committee members under current such rules and regulations.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our officers and directors and persons who own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than 10% beneficial owners are required by SEC regulation to furnish HyperSpace with copies of all Section 16(a) forms they file.

Based solely on our review of the copies of such forms that we received, or written representations from certain reporting persons that no forms were required for those persons, we believe that, during fiscal year 2005, all filing requirements applicable to our officers, directors and greater than 10% beneficial owners were complied with by such persons except as follows: (1) On March 13, 2006, John P. Yeros filed one late Form 4 to report one transaction that occurred on Oct. 13, 2005; (2) On September 9, 2005, Mark J. Endry and Mark A. Pougnet each filed one late Form 4 to report one transaction that occurred on March 18, 2005.

Item 10. EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides information concerning compensation earned for services rendered to HyperSpace in all capacities for the years ended December 31, 2005, 2004 and 2003 by each person who served as our Chief Executive Officer, each of our other four most highly compensated executive officers in 2005 and two additional former executive officers for whom disclosure would have been provided if they had served as executive officers through the end of 2005.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Long-Term Compensation Awards: Securities Underlying Options (#)	Long-Term Compensation Awards: Restricted Stock Unit Awards ($)	All Other Compensation ($)
		Annual Compensation					
John P. Yeros (1)	2005	$ 313,699	$ -	$ -	-	-	$ -
Chairman and	2004	$ 193,029	$ -	$ -	-	-	$ -
Chief Executive Officer	2003	$ 148,000	$ -	$ -	-	-	$ -
Mark J. Endry (2)	2005	$ 304,787	$ 112,500	$ -	100,000	-	$ -
Former Chief Executive	2004	$ 220,000	$ 100,000	$ -	-	-	$ -
Officer and President	2003	$ 36,164	$ -	$ -	107,143	-	$ -
Michael S. Adkins (3)	2005	$ 169,231	$ -	$ -	-	$ 1,729,411 (11)	$ 264 (4)
President	2004	$ -	$ -	$ -	-	-	$ -
	2003	$ -	$ -	$ -	-	-	$ -
David J. Bauch (5)	2005	$ 112,774	$ 31,250	$ -	-	-	$ -
Former Vice President,	2004	$ 120,181	$ -	$ -	9,286	-	$ 1,621
Research & Development	2003	$ 111,400	$ -	$ -	-	-	$ -
Brian T. Hansen (6)	2005	$ 78,846	$ -	$ -	-	$ 357,686 (12)	$ 4,272 (7)
Vice President, General	2004	$ -	$ -	$ -	-	-	$ -
Counsel and Secretary	2003	$ -	$ -	$ -	-	-	$ -
Patricia M. Lee (8)	2005	$ 152,077	$ 5,831	$ -	-	-	$ -
Former Chief Operating	2004	$ 141,923	$ 52,500	$ -	85,714	-	$ -
Officer	2003	$ -	$ -	$ -	-	-	$ -
Adam M. Lerner (9)	2005	$ 117,000	$ -	(14)	-	$ 1,021,959 (13)	$ 2,353 (10)
Exec. Vice President,	2004	$ -	$ -	(14)	-	-	-
Business Development,	2003	$ -	$ -	(14)	-	-	-
MPC Computers, LLC							
Mark A. Pougnet	2005	$ 218,460	$ -	$ -	50,000	-	$ -
Chief Financial Officer	2004	$ 159,308	$ 10,000	$ -	31,429	-	$ -
and Treasurer	2003	$ 5,000	$ -	$ -	8,571	-	$ -

(1) Mr. Yeros has served as Chief Executive Officer & President since July 2005.

(2) Mr. Endry served as our Chief Executive Officer & President until July 2005.

(3) Mr. Adkins became President effective July 2005 as a result of the MPC acquisition. All amounts in table represent compensation earned from the date of the acquisition.

(4) Represents insurance premiums paid by us for term life insurance for his benefit.

(5) Mr. Bauch served as our Vice President, Research and Development until November 2005.

(6) Mr. Hansen became an executive effective July 2005 as a result of the MPC acquisition. All amounts in table represent compensation earned from the date of the acquisition.

(7) Consists of $4,145 of company contribution to 401(K) plan and $127 for insurance premiums paid by us for term life insurance for his benefit.

(8) Ms. Lee served as our Chief Operating Officer until November 2005.

(9) Mr. Lerner became an executive effective July 2005 as a result of the MPC acquisition. All amounts in table represent compensation earned from the date of the acquisition.

(10) Consists of $2,169 of company contribution to 401(K) plan and $184 for insurance premiums paid by us for term life insurance for his benefit.

(11) Represents a grant of 283,046 restricted stock units at a closing market price per share of our common stock of $6.11 on date of grant. As of December 31, 2005, 262,139 units are not subject to risk of forfeiture and the remaining 20,907 units' risk of forfeiture lapses in July 2006. 50%, or 141,523 shares of common stock subject to the restricted stock units, will be issued in February 2007 and the remaining 50% in May 2007. The value of unissued restricted stock units at December 31, 2005 is $1,669,971 based on a market price per share of our common stock of $5.90.

(12) Represents a grant of 58,541 restricted stock units at a closing market price per share of our common stock of $6.11 on date of grant. As of December 31, 2005, 39,028 units are not subject to risk of forfeiture and the remaining 19,513 units' risk of forfeiture lapses in July 2006. 50%, or 29,271 shares of common stock subject to the restricted stock units, will be issued in February 2007 and the remaining 50% in May 2007. The value of unissued restricted stock units at December 31, 2005 is $345,392 based on a market price per share of our common stock of $5.90.

(13) Represents a grant of 167,260 restricted stock units at a closing market price per share of our common stock of $6.11 on date of grant. As of December 31, 2005, 153,321 units are not subject to risk of forfeiture and the remaining 13,939 units' risk of forfeiture lapses in July 2006. 50%, or 83,630 shares of common stock subject to the restricted stock units, will be issued in February 2007 and the remaining 50% in May 2007. The value of unissued restricted stock units at December 31, 2005 is $986,834 based on a market price per share of our common stock of $5.90.

(14) Mr. Lerner was paid a car allowance by the Company.

Option Grants in Fiscal Year 2005

The following table provides information regarding stock options granted during the fiscal year ended December 31, 2005 to the individuals named in the Summary Compensation Table.

Name	Number of Securities Underlying Options Granted (#) (1) (3)	Percent of Total Options Granted to Employees in Fiscal Year -2	Exercise Price ($/sh)	Expiration Date
John P. Yeros	-	-	-	-
Mark J. Endry	100,000	50.00%	$2.53	3/18/2015
Michael S. Adkins	-	-	-	-
David J. Bauch	-	-	-	-
Brian T. Hansen	-	-	-	-
Patricia M. Lee	-	-	-	-
Adam M. Lerner	-	-	-	-
Mark A. Pougnet	50,000	25.00%	$2.53	3/18/2015

(1) All options are subject to the terms and conditions of the 2001 Equity Incentive Plan. The options expire ten years from the date of grant, unless cancelled earlier as a result of termination of employment. The exercise price of the options equals the fair market value of our common stock on the grant date.

(2) We granted stock options to purchase 200,000 shares of our common stock to employees, including officers, in 2005.

(3) These options are fully vested as of December 31, 2005.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth certain information regarding option exercises in 2005 and options held as of December 31, 2005 by each of the individuals listed in the Summary Compensation Table.

Name	Shares Acquired on Exercise (#)		Value Realized ($)	Number of securities Underlying Unexercised Options Held at December 31, 2005 (#) Exercisable	Unexercisable		Value of Unexercised In-the-Money Options at December 31, 2005 ($) (1) Exercisable	Unexercisable
John P. Yeros	-		-	-	-		-	-
Mark J. Endry	-		-	221,429	-	$	628,430	-
Michael S. Adkins	-		-	-	-		-	-
David J. Bauch	40,357	$	145,656	4,643	-	$	6,268	-
Brian T. Hansen	-		-	-	-		-	-
Patricia M. Lee	85,714	$	240,428	-	-		-	-
Adam M. Lerner	-		-	-	-		-	-
Mark A. Pougnet	-		-	90,000	-	$	256,550	-

(1) Amounts are based on the closing price of our common stock on December 31, 2005, as reported on the American Stock Exchange, which was $5.90. There is no guarantee that if and when these options are exercised, they will have this value. An option is "in-the-money" if the fair market value of the underlying shares exceeds the exercise price of he option.

Employment Agreements and Termination of Employment and Change in Control Arrangements

Employment Agreement of John P. Yeros

On September 28, 2005, we entered into an Executive Employment Agreement (the "Yeros Agreement") with John P. Yeros, our Chairman and Chief Executive Officer. The initial term of the Yeros Agreement is effective through April 1, 2007, and automatically extends for additional one-year terms unless, at least 30 days prior to the end of the initial or extended term, we or Mr. Yeros provide written notice that employment will not be extended.

Under the Yeros Agreement, Mr. Yeros is entitled to receive a base salary of $400,000 per year. Mr. Yeros is also entitled to participate in an executive bonus compensation plan based upon completion of targeted goals, objectives and milestones approved by our Board of Directors. The maximum bonus payment is 50% of Mr. Yeros' base pay. Our Board of Directors may elect to pay up to 50% of any bonus in fully vested and exercisable restricted stock or stock units. Mr. Yeros is entitled to paid vacation and paid holidays customarily extended to our other executives and to participate in employee benefit programs provided to our other executives.

If Mr. Yeros' employment is terminated based on non-renewal of the Yeros Agreement, he is entitled to six months' base salary. If Mr. Yeros terminates his employment for cause or if his employment is terminated in connection with a termination of our business, he is entitled to 12 months' base salary. If we terminate Mr. Yeros without cause, he is entitled to the greater of 12 months' base salary or the amount otherwise payable between the date of termination and the expiration of the term of the Yeros Agreement. Additionally, if we terminate Mr. Yeros without cause or if Mr. Yeros terminates his employment for cause, he is entitled to receive his bonus for the year.

Employment Agreement of Michael S. Adkins

On September 28, 2005, we entered into an Executive Employment Agreement (the "Adkins Agreement") with Michael S. Adkins, our President. Mr. Adkins also serves as President and Chief Executive Officer of our wholly owned subsidiary, MPC Computers, LLC. The initial term of the Adkins Agreement is effective through April 1, 2007, and automatically extends for additional one-year terms unless, at least 90 days prior to the end of the initial or extended term, we or Mr. Adkins provide written notice that employment will not be extended.

Under the Adkins Agreement, Mr. Adkins is entitled to receive a base salary of $400,000 per year. Mr. Adkins is also entitled to participate in an executive bonus compensation plan based upon completion of targeted goals, objectives and milestones approved by our Board of Directors. The maximum bonus payment is 50% of Mr. Adkins' base pay. Our Board of Directors may elect to pay up to 50% of any bonus in fully vested and exercisable restricted stock or stock units. Mr. Adkins is entitled to paid vacation and all paid holidays customarily extended to our other executives and to participate in employee benefit programs provided to our other executives.

If Mr. Adkins' employment is terminated based on non-renewal of the Adkins Agreement, he is entitled to nine months' base salary. If Mr. Adkins terminates his employment for cause or if his employment is terminated in connection with a termination of our business, Mr. Adkins is entitled to 12 months' base salary. If we terminate Mr. Adkins without cause, he is entitled to the greater of 12 months' base salary or the amount otherwise payable between the date of termination and the expiration of the term of the Adkins Agreement. Additionally, if we terminate Mr. Adkins without cause or if Mr. Adkins terminates his employment for cause, he is entitled to receive his bonus for the year.

Employment Agreement of Mark A. Pougnet

On September 28, 2005, we entered into an Executive Employment Agreement (the "Pougnet Agreement") with Mark A. Pougnet, our Chief Financial Officer. The initial term of the Pougnet Agreement is effective through April 1, 2007, and automatically extends for additional one-year terms unless, at least 30 days prior to the end of the initial or extended term, we or Mr. Pougnet provide written notice that employment will not be extended.

Under the Pougnet Agreement, Mr. Pougnet is entitled to receive a base salary of $240,000 per year, commencing August 1, 2005. Mr. Pougnet is also entitled to participate in an executive bonus compensation plan based upon completion of targeted goals, objectives and milestones approved by our Board of Directors. The maximum bonus payment is 45% of Mr. Pougnet's base pay. Our Board of Directors may elect to pay up to 50% of any bonus in fully vested and exercisable restricted stock or stock units. Mr. Pougnet is entitled to paid vacation and all paid holidays customarily extended to our other executive employees and to participate in employee benefit programs provided to our other executive employees.

If Mr. Pougnet's employment is terminated based on non-renewal of the Pougnet Agreement, he is entitled to six months' base salary. If Mr. Pougnet terminates his employment for cause or if his employment is terminated in connection with a termination of our business, he is entitled to 12 months base salary. If we terminate Mr. Pougnet without cause, he is entitled to the greater of 12 months' base salary or the amount otherwise payable between the date of termination and the expiration of the applicable term of the Pougnet Agreement. Additionally, if we terminate Mr. Pougnet without cause or if Mr. Pougnet terminates his employment for cause, he is entitled to receive his bonus for the year.

Employment Agreement of Brian T. Hansen

On September 28, 2005, we entered into an Executive Employment Agreement (the "Hansen Agreement") with Brian T. Hansen, our Vice President, General Counsel and Corporate Secretary. The initial term of the Hansen Agreement is effective through April 1, 2007, and automatically extends for additional one-year terms unless, at least 30 days prior to the end of the initial or extended term, we or Mr. Hansen provide written notice that employment will not be extended.

Under the Hansen Agreement, Mr. Hansen is entitled to receive a base salary of $200,000 per year. Mr. Hansen is also entitled to participate in an executive bonus compensation plan based upon completion of targeted goals, objectives and milestones approved by our Board of Directors. The maximum bonus payment is 45% of Mr. Hansen's base pay. Our Board of Directors may elect to pay up to 50% of any bonus in fully vested and exercisable restricted stock or stock units. Mr. Hansen is entitled to paid vacation and all paid holidays customarily extended to our other executives and to participate in employee benefit programs provided to our other executives.

If Mr. Hansen's employment is terminated based on non-renewal of the Hansen Agreement, he is entitled to six months' base salary. If Mr. Hansen terminates his employment for cause or if his employment is terminated in connection with a termination of our business, he is entitled to 12 months' base salary. If we terminate Mr. Hansen

without cause, he is entitled to the greater of 12 months' base salary or the amount otherwise payable between the date of termination and the expiration of the term of the Hansen Agreement. Additionally, if we terminate Mr. Hansen without cause or if Mr. Hansen terminates his employment for cause, he is entitled to receive his bonus for the year.

Employment Agreement of Adam M. Lerner

On September 28, 2005, we entered into an Executive Employment Agreement (the "Lerner Agreement") with Adam M. Lerner, MPC's Executive Vice President Sales & Marketing. The initial term of the Lerner Agreement is effective through April 1, 2007, and automatically extends for additional one-year terms unless, at least 90 days prior to the end of the initial or extended term, we or Mr. Lerner provides written notice that employment will not be extended.

Under the Lerner Agreement, Mr. Lerner is entitled to receive a base salary of $282,000 per year. Mr. Lerner is also entitled to participate in an executive bonus compensation plan based upon completion of targeted goals, objectives and milestones approved by our Board of Directors. The maximum bonus payment is 45% of Mr. Lerner's base pay. Our Board of Directors may elect to pay up to 50% of any bonus in fully vested and exercisable restricted stock or stock units. Mr. Lerner is entitled to paid vacation and all paid holidays customarily extended to our other executives and to participate in employee benefit programs provided to our other executives.

If Mr. Lerner's employment is terminated based on non-renewal of the Lerner Agreement, he is entitled to nine months' base salary. If Mr. Lerner terminates his employment for cause or if his employment is terminated in connection with a termination of our business, Mr. Lerner is entitled to 12 months' base salary. If we terminate Mr. Lerner without cause, he is entitled to the greater of 12 months' base salary or the amount otherwise payable between the date of termination and the expiration of the term of the Lerner Agreement. Additionally, if we terminate Mr. Lerner without cause or if Mr. Lerner terminates his employment for cause, he is entitled to receive his bonus for the year.

Change in Control Arrangements

Under the 2001 and 2004 Equity Incentive Plans, if certain corporate transactions occur (such as a merger, reorganization or sale of substantially all of our assets), the plan administrator may, in its sole discretion, arrange to have the surviving or successor company assume options, stock awards, or restricted stock units with appropriate adjustments. Additionally, certain vested restricted stock units that are scheduled to convert to shares in February and May 2007 would immediately convert to shares in the event of such transactions. Some employees, including officers, have employment memoranda that provide for severance pay of up to six months in the event of involuntary termination without cause; provided that in the event of a change in control a person is not deemed to be involuntarily terminated if a comparable offer of employment is extended.

Compensation of Directors

On February 21, 2006, our Compensation Committee and Board of Directors approved a program regarding issuance of restricted stock units (RSUs) under the 2004 Equity Incentive Plan to non-employee Board members.

For 2006, non-employee members of the Board received grants of RSUs as follows: David A. Young , 6,838 RSUs; Kent L. Swanson, 5,128 RSUs; Eric D. Murphy, 5,128 RSUs; Angela Blatteis, 3,419 RSUs; Jordan W. Katz, 3,419 RSUs; and David E. Girard 3,419 RSUs. These RSUs vest in three equal installments on February 21, 2006, January 1, 2007, and January 1, 2008. Upon his resignation from the Board in March 2006, Mr. Katz elected to waive his entire grant. Upon her resignation from the Board in March 2006, two-thirds of Ms. Blatteis' grant were automatically forfeited.

Currently, non-employee members of the Board of Directors receive $20,000 of annual cash compensation. Each member of the Audit and Corporate Governance Committee receives an additional $10,000 in cash compensation annually for service on the Audit and Corporate Governance Committee, and the chairman of the Audit and Corporate Governance Committee receives total cash compensation of $40,000 annually. Members of the Compensation and Nominating Committees do not receive additional cash compensation for their service on such committees. For subsequent years, it is anticipated that non-employee Board members will receive, in addition to

cash compensation, an annual grant of RSUs equal in value to their annual cash compensation for service on the Board and its committees. The number of RSUs to be issued annually under the program will be calculated by dividing the director's annual cash compensation by the closing market price of the Company's common stock on the business day immediately preceding the grant date. The RSUs will vest one third annually, commencing on the date of the grant. Cash and equity compensation of members of the Board of Directors is subject to modification from time to time as approved by the Board.

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of March 31, 2006 regarding the beneficial ownership of our common stock by:

- each person or entity known by us to own beneficially more than 5%, in the aggregate, of our outstanding common stock;
- each of our executive officers named in the summary compensation table;
- each of our directors; and
- all of our current directors and executive officers as a group.

Except as otherwise indicated in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to all of the shares of our common stock beneficially owned by them. Except as otherwise indicated, the address for each shareholder is c/o HyperSpace Communications, Inc., 116 Inverness Drive, East, Suite 265, Englewood, Colorado 80111.

Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. In computing the number of shares beneficially owned by a person or a group and the percentage ownership of that person or group, shares of our common stock subject to options or warrants currently exercisable or exercisable within 60 days after the date of this report are deemed outstanding, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. As of March 31, 2006, we had 11,958,139 shares of common stock outstanding.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class
GTG PC Investments Inc., 6260 Lookout Road, Boulder, CO 80301 (1)	3,137,235	23.61%
MIC Holding Company, LLC, 3820 Sherbrook Drive, Santa Rosa, CA 95404 (2)	3,124,710	23.52%
Crestview Capital Master, LLC, 95 Revere Drive, Northbrook, IL 60062 (3)	1,250,000	10.45%
Toibb Investment LLC, 6355 Topanga Blvd, #335, Woodland Hills, CA 91387 (4)	1,022,571	8.55%
John P. Yeros (5)	833,321	6.94%
Mark Endry	272,020	2.22%
Mark A. Pougnet (6)	94,484	*
Michael S. Adkins	-	-
Brian T. Hansen	-	-
Adam M. Lerner	-	-
David J. Bauch	-	-
Patricia M. Lee	-	-
David E. Girard (7)	80,195	*
Eric D. Murphy (8)	19,567	*
Kent L. Swanson (9)	334,919	2.78%
David A. Young	2,280	*
All directors and current executive officers as a group (11 persons) (10)	1,364,766	11.15%

* Less than 1%

(1) Based on Schedule 13D filed with the Securities and Exchange Commission on March 6, 2006. Includes warrants to purchase 1,330,524 shares of common stock.

(2) Based on Schedule 13D filed with the Securities and Exchange Commission on March 10, 2006. Includes warrants to purchase 1,325,212 shares of common stock.

(3) Based on Transfer Agent Records.

(4) Based on Schedule 13G filed with the Securities and Exchange Commission on February 13, 2006.

(5) Includes 7,143 shares held by James Yeros, Mr. Yeros' brother, 7,143 shares held by William Yeros, Mr. Yeros' brother and 7,143 shares held jointly by Vali Jones and John Yeros, Mr. Yeros' sister and father, respectively. Mr. Yeros disclaims beneficial ownership of any shares held by his siblings and his father. Includes warrants to purchase 50,000 shares of common stock exercisable within 60 days of March 31, 2006.

(6) Includes options to purchase 90,000 shares of common stock exercisable within 60 days of March 31, 2006.

(7) Includes warrants to purchase 50,000 shares of common stock and options to purchase 14,286 shares of common stock exercisable within 60 days of March 31, 2006.

(8) Includes options to purchase 14,286 shares of common stock exercisable within 60 days of March 31, 2006.

(9) Includes warrants to purchase 52,357 shares of common stock and options to purchase 16,072 shares of common stock exercisable within 60 days of March 31, 2006. Includes 10,000 shares of common stock held in trusts for the benefit of Mr. Swanson's children and Mr. Swanson disclaims beneficial ownership of these shares. Includes 110,000 shares of common stock held by Bluestreak 4, LLC, of which Mr. Swanson disclaims beneficial ownership of all but 28,205 shares. It is anticipated the remaining 81,795 shares will be distributed to other members in connection with dissolution of Bluestreak 4, LLC.

(10) Includes warrants to purchase 152,357 shares of common stock and options to purchase 134,644 shares of common stock exercisable within 60 days of March 31, 2006.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

We currently maintain two compensation plans that provide for the issuance of our Common Stock to officers and other employees, directors and consultants. These consist of the HyperSpace 2001 Equity Incentive Plan and the HyperSpace 2004 Equity Incentive Plan, each of which have been approved by our shareholders.

HyperSpace 2001 Equity Incentive Plan. In February 2001, our Board of Directors adopted, and our shareholders approved, the HyperSpace 2001 Equity Inventive Plan, reserving 1,071,429 shares of common stock, subject to adjustment for dividends and other capital stock changes, for issuance under the 2001 Plan. Our Board of Directors and shareholders approved an amendment to reserve an additional 357,143 shares in 2001. Our Board of Directors and shareholders approved another amendment in July of 2004 to provide that no more than 871,619 options or warrants may be granted under the 2001 Plan.

HyperSpace 2004 Equity Incentive Plan. In July of 2004, our Board of Directors adopted, and our shareholders approved, the HyperSpace 2004 Equity Inventive Plan, reserving 700,000 shares of common stock, subject to adjustment for dividends and other capital stock changes, for issuance under the 2004 Plan. In 2005, the Company's Board and shareholders approved an increase in the shares available for issuance under the 2004 plan to 5,000,000 shares. Under the 2004 Plan, the Board of Directors, or a committee thereof appointed to administer the 2004 Plan, is authorized to issue options (both tax qualified and non-qualified) or restricted stock awards to directors, officers, employees, and consultants in order to attract, retain, and motivate persons believed to be necessary to promote our growth and profitability.

The following table sets forth information regarding outstanding options and shares reserved for future issuance under these plans as of December 31, 2005:

Equity Compensation Plan Information
(December 31, 2005)

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants, and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights (1)	(c) Number of securities remaining available for future issuance under equity compensation plans excluding securities reflected in column (a)
Equity compensation plans approved by shareholders:	1,918,292	$3.51	3,707,471
Equity compensation plans not approved by shareholders	-	-	-
Total	1,918,292	$3.51	3,707,471 (2)

(1) Weighted-average exercise price shown in table excludes restricted stock units

(2) Includes 32,761 shares remaining available for issuance under the 2001 Plan and 3,674,710 shares remaining available for issuance under the 2004 Plan. Shares available for issuance under the 2001 Plan may be issued pursuant to stock options or restricted stock awards. Shares available under the 2004 plan may be issued pursuant to stock options, stock awards or stock units.

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Party Transactions

Our policies prohibit loans to directors, officers and employees. There were no such loans outstanding at any time during the year ended December 31, 2005.

We had a loan outstanding from our founder, John Yeros, that arose prior to our IPO. During 2005, $25,602 was repaid to Mr. Yeros and he converted the balance of principal and interest into shares of common stock at a conversion price of $3.00 per share.

In August of 2004, to supply to us additional bridge financing, (i) John Yeros, our founder and Chairman, (ii) Mark Endry, our former President, CEO and a director, (iii) Kent Swanson, a director, and (iv) David Girard, a director, each purchased from the Company $100,000 worth of unsecured promissory notes, bearing interest at 12% per annum, due and payable within 180 days, together with 50,000 warrants to purchase common stock at an exercise price of $4.46 per share, expiring August 2009, for an aggregate investment of $400,000 and the issuance of an aggregate of 200,000 warrants, exercisable until August 2009, at an exercise price of $4.46 per share. We repaid these bridge loans plus all accrued interest in full in October 2004.

MPC paid management fees to its previous owner for management support and oversight until the end of Fiscal 2004. MPC did not pay related party management fees for the year ended December 31, 2005 and will not pay any such fees going forward.

On September 28, 2005, we entered into a one-year consulting agreement with one of our former directors, Angela Blatteis, to provide merger and acquisition consulting services to the company. The base fee is $10,000 per month and there is a success fee of $100,000 and certain stock awards in the event of a consummated acquisition by the company.

In connection with our acquisition of MPC in July 2005, a total of 4,193,267 warrants to purchase common stock at $3.00 per share were issued to prior members of MPC's parent. In December 2005 and January-February 2006, all of such warrants were transferred to new holders and exercised for cash, resulting in receipt by us of gross proceeds of $12,579,801 before commissions and other transaction expenses. The Swanson Family Limited Partnership, whose trustee is Kent Swanson, a director, acquired 100,000 shares in this transaction and trusts for the benefit of Mr. Swanson's children obtained an additional 10,000 shares.

In 2002, an entity controlled by Kent Swanson, one of our directors, purchased 110,000 shares of our common stock in a private offering at a purchase price of $3.50 per share, at the same price, and on the same terms as all other participants in the private offering. In May of 2003, Mr. Swanson purchased $50,000 worth of convertible notes and warrants in our 2002-2003 bridge note and warrant purchase offering to accredited investors, at the same price, and on the same terms as all of the other participants in the bridge note and warrant offering, which notes are convertible into shares of our common stock at a price of $3.50 per share, with 1,786 warrants exercisable at $3.85 per share. In October 2003, Mr. Swanson purchased $50,000 worth of our series A preferred stock at a purchase price of $4.375 per share, or 11,429 series A preferred shares, at the same price, and on the same terms as all other series A participants. In February and April of 2004, Mr. Swanson purchased $55,000 worth of convertible notes and warrants in our 2004 bridge note and warrant purchase offering to accredited investors, at the same price, and on the same terms as all of the other participants in the bridge note and warrant offering, which notes are convertible into shares of our common stock at a price of $4.375 per share, with 4,125 warrants exercisable at $4.375 per share. In April 2004, Mr. Swanson agreed to convert this bridge note into common stock prior to our initial public offering. In return, we granted Mr. Swanson 4,125 additional warrants and lowered the conversion price of all of Mr. Swanson's warrants to $3.50 per share.

We have incurred fees to Bathgate Capital Partners, a registered broker-dealer, for raising debt and equity for us. Steve Bathgate controls Bathgate Capital Partners and is a former director of our company. Mr. Bathgate resigned his board position in January 2004. We paid the following amounts to Bathgate Capital Partners in 2002—$32,000 in cash and $22,000 by issuing stock; in 2003—$8,000 in cash, 25,643 warrants (exercise price of $3.50 each and expiring February 12, 2008) and $35,000 by issuing stock; and in 2004, $62,000 in cash, 13,286 warrants in March 2004 (exercise price of $4.38 each and expiring March 31, 2009) and 1,786 warrants in April 2004 (exercise price of $4.38 per share and expiring April 5, 2009). In connection with the acquisition of MPC Computers, we paid Bathgate affiliates $550,000 in the form of promissory notes and 200,000 warrants exercisable at $3.00 per share. We paid no other compensation to Bathgate Capital Partners or Mr. Bathgate for these services. Since inception, we have used other non-related organizations to perform similar services, on terms and conditions substantially similar to those in the Bathgate Capital Partners arrangements. Accordingly, we believe that our relationship with Bathgate Capital Partners has been conducted on terms and conditions that are substantially similar to those other arrangements.

We have entered into indemnification agreements with each of our directors and officers and certain other employees that may, in some cases, be broader than the specific indemnification provisions contained in the Colorado Business Corporation Act. The indemnification agreements may require us, among other things, to indemnify the directors and officers against certain liabilities, other than liabilities arising from willful misconduct of a culpable nature, that may arise by reason of their status or service as directors or officers. These agreements also may require us to advance the expenses incurred by the directors and officers as a result of any proceeding against them as to which they could be indemnified. We have a directors' and officers' insurance policy to cover our obligations under these agreements.

All future transactions between us and our officers, directors, principal shareholders and affiliates will be approved by a majority of the independent and disinterested members of our Board of Directors, and will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

ITEM 13. EXHIBITS

Exhibit Number	Description of Document
2.1	Agreement and Plan of Merger, dated as of March 20, 2005 by and among the Registrant, Spud Acquisition Corp., GTG PC Holdings, LLC and GTG-Micron Holding Company, LLC, as amended (1)
3.1	Amended and Restated Articles of Incorporation of the Registrant, as amended (2)
3.2	Amended and Restated Bylaws of the Registrant (3)
4.1	Specimen common stock certificate (4)
4.2	Form of representatives' option for purchase of units (5)
4.3	Form of Warrant Agreement (5)
4.4	Form of Warrant (6)
4.5	2001 Equity Incentive Plan (7)
4.6	2004 Equity Incentive Plan (8)
10.1	Form of Employment Memorandum for certain MPC Computers Officers (11)
10.2	Form of Indemnity Agreement with each Director and certain Officers (11)

10.3**	Management Incentive Plan
10.4**	Commercial Lease with Micron Technology Inc., dated April 30, 2001, as amended
10.5	Employment Agreement between HyperSpace Communications, Inc. and John P. Yeros dated as of September 28, 2005 (9)
10.6	Employment Agreement between HyperSpace Communications, Inc. and Michael S. Adkins dated as of September 28, 2005 (9)
10.7	Employment Agreement between HyperSpace Communications, Inc. and Mark A. Pougnet dated as of September 28, 2005 (9)
10.8	Employment Agreement between HyperSpace Communications, Inc. and Brian T. Hansen dated as of September 28, 2005 (9)
10.9	Employment Agreement between HyperSpace Communications, Inc. and Adam M. Lerner dated as of September 28, 2005 (9)
10.1	Consulting Agreement between HyperSpace Communications, Inc. and Angela Blatteis dated as of September 28, 2005 (9)
10.11	Loan and Security Agreement, dated July 8, 2005, by and among MPC Computers, LLC, MPC G, LLC, MPC Solutions Sales, LLC, GTG PC Holdings, LLC, and Wachovia Capital Finance Corporation (Western) and Amendment No. 1, thereto (10)
10.12	Amendment No. 2 to Loan and Security Agreement, dated November 10, 2005 by and among MPC Computers, LLC, MPC G, LLC, MPC Solutions Sales, LLC, GTG PC Holdings, LLC, and Wachovia Capital Finance Corporation (Western) (12)
10.13	Amendment No. 3 to Loan and Security Agreement, dated March 24, 2006 by and among MPC Computers, LLC, MPC G, LLC, MPC Solutions Sales, LLC, GTG PC Holdings, LLC, and Wachovia Capital Finance Corporation (Western) (13)
10.14	Guarantee, dated July 25, 2005, by HyperSpace Communications, Inc. in favor of Wachovia Capital Finance Corporation (Western) (10)
10.15	General Security Agreement, dated July 25, 2005, by HyperSpace Communications, Inc. in favor of Wachovia Capital Finance Corporation (Western) (10)
21.1**	List of Subsidiaries
31.1*	Certification of the Chairman and Chief Executive Officer of HyperSpace Communications, Inc. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of the President of HyperSpace Communications, Inc. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.3*	Certification of the Chief Financial Officer of HyperSpace Communications, Inc. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1**	Certification of the Chairman and Chief Executive Officer of HyperSpace Communications, Inc. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2**	Certification of the President of HyperSpace Communications, Inc. pursuant to Section 906 of the

Sarbanes-Oxley Act of 2002

32.3** Certification of the Chief Financial Officer of HyperSpace Communications, Inc. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Filed herewith.

** Filed with Form 10-KSB on March 31, 2006

(1) Incorporated by reference to Exhibit No. 2.1 to the Registrant's Current Report on Form 8-K/A, filed with the Securities and Exchange Commission on March 25, 2005 and on Form 8-K, filed on May 16, 2005 and July 12, 2005.

(2) Incorporated by reference to Exhibit No. 4.1 to the Registrant's Report on Form S-3, filed with the Securities and Exchange Commission on October 6, 2005.

(3) Incorporated by reference to Exhibit No. 3.2 to Amendment No. 1 to the Registrant's Registration Statement on Form SB-2, filed with the Securities and Exchange Commission on July 2, 2004.

(4) Incorporated by reference to Exhibit No. 4.1 to Amendment No. 3 to the Registrant's Registration Statement on Form SB-2/A, filed with the Securities and Exchange Commission on July 23, 2004.

(5) Incorporated by reference to Exhibit Nos. 4.7 and 4.8, respectively, to Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form SB-2, filed with the Securities and Exchange Commission on October 1, 2004.

(6) Incorporated by reference to Exhibit No. 4.9 to Amendment No. 7 to the Registrant's Registration Statement on Form SB-2, filed with the Securities and Exchange Commission on September 24, 2004.

(7) Incorporated by reference to Exhibit No. 4.2 to Amendment No. 1 to the Registrants Registration Statement on Form SB-2, filed with the Securities and Exchange Commission on July 25, 2005.

(8) Incorporated by reference to Exhibit Nos. 99.2, respectively, on Form S-8, filed with the Securities and Exchange Commission on July 25, 2005.

(9) Incorporated by reference to Exhibit Nos. 10.1, 10.2, 10.3, 10.4, 10.5 and 10.6, respectively, on Form 8-K, filed with the Securities and Exchange Commission on September 30, 2005.

(10) Incorporated by reference to Exhibit Nos. 99.2, 99.3 and 99.4, respectively, on Form 8-K, filed with the Securities and Exchange Commission on July 29, 2005.

(11) Incorporated by reference to Exhibit 10.4 and 10.5 on Form 10-QSB filed with the Securities and Exchange Commission on November 14, 2005.

(12) Incorporated by reference to Exhibit 10.15 on Form 10-QSB/A, filed with the Securities and Exchange Commission on November 16, 2005.

(13) Incorporated by reference to Exhibit 99.1, on Form 8-K, filed with the Securities and Exchange Commission on March 27, 2006.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed for professional services rendered by Ehrhardt Keefe Steiner & Hottman PC for fiscal years 2005 and 2004 are as follows:

		2005		2004
Audit Fees (1)	$	274,925	$	39,601
Audit Related Fees (2)	$	-	$	187,129
Tax Fees	$	-	$	-
Other Fees	$	-	$	-
Total Fees	$	$274,925	$	$226,730

(1) Fiscal year 2005 audit fees consisted of audit and quarterly reviews of the consolidated financial statements for the year ended December 31, 2005, audit of the opening balance sheet of MPC Computers, LLC, and services normally provided by our accountants in connection with statutory and regulatory filings. Fiscal year 2004 audit fees consisted of audit and quarterly reviews of the consolidated financial statements for the year ended December 31, 2004.

(2) Included consents and other services related to our initial public offering and filings with the SEC.

The Audit and Corporate Governance Committee has determined that all services performed by Ehrhardt Keefe Steiner & Hottman PC are compatible with maintaining the independence of Ehrhardt Keefe Steiner & Hottman PC.

Audit and Corporate Governance Committee Pre-Approval Policy

The Audit and Corporate Governance Committee has adopted a policy for the pre-approval of all audit and non-audit services provided by our independent registered public accounting firm. The policy is designed to ensure that the provision of these services does not impair the independent registered public accounting firm's independence. Under the policy, any services provided by the independent registered public accounting firm, including audit, audit-related, tax and other services, must be specifically pre-approved by the Audit and Corporate Governance Committee.

The Audit and Corporate Governance Committee may delegate pre-approval authority to one or more of its members. The member or members to whom such authority is delegated are required to report any pre-approval decisions to the Audit and Corporate Governance Committee at its next scheduled meeting. The Audit and Corporate Governance Committee does not delegate responsibilities to pre-approve services performed by the independent registered public accounting firm to management.

For 2005, all audit and non-audit services provided by our independent registered public accounting firm were pre-approved.

In connection with the audit of our financial statements for the fiscal years ended December 31, 2005 and December 31, 2004, Ehrhardt Keefe Steiner & Hottman PC only used full-time, permanent employees.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	HyperSpace Communications, Inc.
Date: April 28, 2006	/s/ Mark A. Pougnet
	Mark A. Pougnet
	Chief Financial Officer and Treasurer

Exhibit Number	Description of Document
2.1	Agreement and Plan of Merger, dated as of March 20, 2005 by and among the Registrant, Spud Acquisition Corp., GTG PC Holdings, LLC and GTG-Micron Holding Company, LLC, as amended (1)
3.1	Amended and Restated Articles of Incorporation of the Registrant, as amended (2)
3.2	Amended and Restated Bylaws of the Registrant (3)
4.1	Specimen common stock certificate (4)
4.2	Form of representatives' option for purchase of units (5)
4.3	Form of Warrant Agreement (5)
4.4	Form of Warrant (6)
4.5	2001 Equity Incentive Plan (7)
4.6	2004 Equity Incentive Plan (8)
10.1	Form of Employment Memorandum for certain MPC Computers Officers (11)
10.2	Form of Indemnity Agreement with each Director and certain Officers (11)
10.3**	Management Incentive Plan
10.4**	Commercial Lease with Micron Technology Inc., dated April 30, 2001, as amended
10.5	Employment Agreement between HyperSpace Communications, Inc. and John P. Yeros dated as of September 28, 2005 (9)
10.6	Employment Agreement between HyperSpace Communications, Inc. and Michael S. Adkins dated as of September 28, 2005 (9)
10.7	Employment Agreement between HyperSpace Communications, Inc. and Mark A. Pougnet dated as of September 28, 2005 (9)
10.8	Employment Agreement between HyperSpace Communications, Inc. and Brian T. Hansen dated as of September 28, 2005 (9)
10.9	Employment Agreement between HyperSpace Communications, Inc. and Adam M. Lerner dated as of September 28, 2005 (9)
10.1	Consulting Agreement between HyperSpace Communications, Inc. and Angela Blatteis dated as of September 28, 2005 (9)
10.11	Loan and Security Agreement, dated July 8, 2005, by and among MPC Computers, LLC, MPC G, LLC, MPC Solutions Sales, LLC, GTG PC Holdings, LLC, and Wachovia Capital Finance Corporation (Western) and Amendment No. 1, thereto (10)

10.12	Amendment No. 2 to Loan and Security Agreement, dated November 10, 2005 by and among MPC Computers, LLC, MPC G, LLC, MPC Solutions Sales, LLC, GTG PC Holdings, LLC, and Wachovia Capital Finance Corporation (Western) (12)
10.13	Amendment No. 3 to Loan and Security Agreement, dated March 24, 2006 by and among MPC Computers, LLC, MPC G, LLC, MPC Solutions Sales, LLC, GTG PC Holdings, LLC, and Wachovia Capital Finance Corporation (Western) (13)
10.14	Guarantee, dated July 25, 2005, by HyperSpace Communications, Inc. in favor of Wachovia Capital Finance Corporation (Western) (10)
10.15	General Security Agreement, dated July 25, 2005, by HyperSpace Communications, Inc. in favor of Wachovia Capital Finance Corporation (Western) (10)
21.1**	List of Subsidiaries
31.1*	Certification of the Chairman and Chief Executive Officer of HyperSpace Communications, Inc. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of the President of HyperSpace Communications, Inc. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.3*	Certification of the Chief Financial Officer of HyperSpace Communications, Inc. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1**	Certification of the Chairman and Chief Executive Officer of HyperSpace Communications, Inc. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2**	Certification of the President of HyperSpace Communications, Inc. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.3**	Certification of the Chief Financial Officer of HyperSpace Communications, Inc. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Filed herewith.

** Filed with Form 10-KSB on March 31, 2006

(1) Incorporated by reference to Exhibit No. 2.1 to the Registrant's Current Report on Form 8-K/A, filed with the Securities and Exchange Commission on March 25, 2005 and on Form 8-K, filed on May 16, 2005 and July 12, 2005.

(2) Incorporated by reference to Exhibit No. 4.1 to the Registrant's Report on Form S-3, filed with the Securities and Exchange Commission on October 6, 2005.

(3) Incorporated by reference to Exhibit No. 3.2 to Amendment No. 1 to the Registrant's Registration Statement on Form SB-2, filed with the Securities and Exchange Commission on July 2, 2004.

(4) Incorporated by reference to Exhibit No. 4.1 to Amendment No. 3 to the Registrant's Registration Statement on Form SB-2/A, filed with the Securities and Exchange Commission on July 23, 2004.

(5) Incorporated by reference to Exhibit Nos. 4.7 and 4.8, respectively, to Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form SB-2, filed with the Securities and Exchange Commission on October 1, 2004.

(6) Incorporated by reference to Exhibit No. 4.9 to Amendment No. 7 to the Registrant's Registration Statement on Form SB-2, filed with the Securities and Exchange Commission on September 24, 2004.

(7) Incorporated by reference to Exhibit No. 4.2 to Amendment No. 1 to the Registrants Registration Statement on Form SB-2, filed with the Securities and Exchange Commission on July 25, 2005.

(8) Incorporated by reference to Exhibit Nos. 99.2, respectively, on Form S-8, filed with the Securities and Exchange Commission on July 25, 2005.

(9) Incorporated by reference to Exhibit Nos. 10.1, 10.2, 10.3, 10.4, 10.5 and 10.6, respectively, on Form 8-K, filed with the Securities and Exchange Commission on September 30, 2005.

(10) Incorporated by reference to Exhibit Nos. 99.2, 99.3 and 99.4, respectively, on Form 8-K, filed with the Securities and Exchange Commission on July 29, 2005.

(11) Incorporated by reference to Exhibit 10.4 and 10.5 on Form 10-QSB filed with the Securities and Exchange Commission on November 14, 2005.

(12) Incorporated by reference to Exhibit 10.15 on Form 10-QSB/A, filed with the Securities and Exchange Commission on November 16, 2005.

(13) Incorporated by reference to Exhibit 99.1, on Form 8-K, filed with the Securities and Exchange Commission on March 27, 2006.

HyperSpace Communications, Inc.
Inverness Drive East, Suite 265
Englewood, CO 80112-5125

303.566.6500
www.ehyperspace.com